Filed Pursuant to Rule 424(b)(4)
Registration No. 333-186980

Prospectus

5,631,115 Shares

Common Stock

WageWorks, Inc. is selling 500,000 shares of common stock in this offering. The selling stockholders are selling 5,131,115 shares of common stock in this offering. We will not receive any proceeds from the sale of 5,131,115 shares to be offered by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “WAGE.” On March 12, 2013, the last reported sale price on the New York Stock Exchange was $24.07 per share.

The underwriters have an option to purchase a maximum of 844,667 additional shares from the selling stockholders identified in this prospectus to cover overallotments of shares.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” on page 9 of this prospectus.

	Per Share	Total
Public Offering Price	$24.00	$135,146,760
Discounts and commissions to underwriters(1)	$0.90	$5,068,004
Offering proceeds to WageWorks, Inc., before expenses	$23.10	$11,550,000
Offering proceeds to selling stockholders, before expenses	$23.10	$118,528,756

(1)	We refer you to “Underwriting” beginning on page 100 of this prospectus for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about March 18, 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

William Blair	Stifel

JMP Securities	Needham & Company

The date of this prospectus is March 12, 2013.

WageWorks®

> Flexible Spending Accounts

> Commuter Benefits

> Health Savings Accounts

> Health Reimbursement Arrangements

> COBRA

Our programs provide material savings to both Employers and Employees – a win-win proposition.

Employees reduce their taxes by participating in FSA, HSA and Commuter programs.

Fantastic.

Just what working families need.

WageWorks®

Health Care Card

4000 1234 5678 9010

4000

GOOD THRU 12/11

JOHN R. SMITH

DEBIT

VISA

WageWorks®

Commuter Card

TRANSIT

5150 4099 9123

5150

Debit

4567

MasterCard

VALID THRU 12/11

JOHN R. SMITH

www.wageworks.com

You should rely only on the information contained in this prospectus or contained in any related free writing prospectus filed by us with the Securities and Exchange Commission. We, the underwriters and the selling stockholders have not authorized anyone to provide you with additional information or information that is different from that contained in this prospectus or contained in any related free writing prospectus filed by us with the Securities and Exchange Commission. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise stated, all information contained in this prospectus assumes no exercise by the underwriters of their overallotment option.

Company Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs, such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses, such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our clients include many of the Fortune 100 and Fortune 500 and over 25,000 small-and-medium-sized business, or SMB, clients. At January 31, 2013, we had approximately 2.8 million employee participants from approximately 27,000 employer clients. We believe that January 31 is the most appropriate point-in-time measurement date for annual plan metrics. Although plan changes and the entry and exit of employers and participants from our programs are usually decided late in the calendar year during open enrollment to be effective on January 1, it is not unusual for employers to still be submitting updated files of participants in early January. While updates can be delayed past January, any changes from such late updates are usually minimal. Consequently, we believe the January 31 point-in-time measurement date is the most appropriate date to use as a baseline. In 2012, approximately 2.2 million WageWorks prepaid debit cards were delivered to employee participants. Our revenues are highly diversified, as our largest client represented only 2.8% of our 2012 revenues and our top 10 clients represented only 12.5% of our 2012 revenues.

Through a combination of the acquisition and integration of smaller third party administrators, or TPAs, which we refer to as portfolio purchases, and organic growth, we grew our revenue from $115.0 million in 2010 to $135.6 million in 2011 and to $177.3 million in 2012. In each period, our healthcare revenue growth resulted primarily from portfolio purchases. Our commuter revenue growth in 2012 primarily resulted from our acquisition of TransitChek, or TC, on February 1, 2012. For each of 2010, 2011 and 2012, clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during the year remained under contract with us in the succeeding year. Our net loss was $17.3 million in 2010 and our net income was $33.3 million and $10.5 million in the years 2011 and 2012, respectively. Our Adjusted EBITDA was $22.4 million in 2010, $30.3 million in 2011 and $41.4 million in 2012. For a discussion of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 1 to “Selected Consolidated Financial Information.”

Industry Overview

Healthcare costs for both employers and employees continue to increase dramatically. To mitigate the continuing rise in healthcare costs, employers are more frequently passing these costs on to employees by increasing deductibles, out-of-pocket limits and non-network provider cost sharing, and by migrating to co-insurance models–systems where employees pay a percentage of the out-of-pocket costs for each healthcare service. As a result, according to a 2012 Aon Hewitt report, average employee out-of-pocket healthcare costs are expected to increase 13.4% from 2012 to 2013.

In addition, rising transportation costs and increasing corporate social responsibility have led to the creation of a variety of programs that are aimed at helping employees understand and reduce their carbon footprint by encouraging alternatives to driving to work. These alternatives include carpooling, cycling and use of public transportation. According to a 2012 American Public Transportation Association report, since 2005, transit travel has increased 12% and the population has grown 6%, while highway travel has stopped growing.

CDBs have emerged as an attractive way for employers to offer structured benefit plans to their employees that lessen overall healthcare and transportation costs through the use of tax-advantaged spending accounts.

Employee-funded tax-advantaged spending accounts include:

•

FSAs, which allow employees to set aside a portion of earnings on a pre-tax basis to pay for certain expenses primarily related to healthcare, but also cover dependent care, vision and dental expenses;

•	HSAs, which allow employees to set aside pre-tax earnings for similar expenses, but are available only to individuals who are enrolled in a qualified High Deductible Health Plan; and

•	Commuter accounts, which allow employee participants to set aside earnings on a pre-tax basis to cover commuter rail, subway, bus, commuter-related parking and eligible vanpool expenses.

Employer-funded tax-advantaged spending accounts include:

•

HRAs, which allow employer clients to provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses, such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our CDB Programs

We focus on providing CDB programs to employer clients of any size. We provide marketing programs that are designed to increase employee participation in our employer clients’ CDB offerings. We believe our employer clients and their employee participants benefit from our superior customer service, efficient workflow processes and advanced monitoring applications. The quality of our customer support has resulted in high levels of client satisfaction and service level performance. We employ a wide range of sophisticated tools to communicate available benefit options to employees and measure the effectiveness of CDB program performance.

We deliver our CDB programs through a highly scalable delivery model under which we host and maintain the benefits programs that we provide to our employer clients. Our on-demand delivery model enables employer clients and their employee participants to implement, access and use our proprietary software remotely through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices, such as tablet computers. We believe that our on-demand model requires less up-front investment by our employer clients than required by traditional third-party software and hardware options, as well as fewer personnel resources and implementation services.

Key Business Attributes

Key attributes of our business include the following:

•	Our revenue is derived almost entirely from recurring monthly fees paid by our employer clients.

•

Our focus is to consistently deliver the highest quality service to our employer clients and their employee participants, which primarily means providing employee participants with timely and accurate responses to their inquiries, claims submissions and other account transactions.

•

Our CDB programs employ an easy-to-use website interface that provides our employer clients with robust data and reporting capabilities and provides employee participants with direct access to their accounts, claims history and balance information.

•

We have historically successfully identified and executed portfolio purchases and integrated the operations of these complementary businesses to expand our employer client base. We have leveraged the efficiencies afforded by our on-demand software platform to cross-sell additional CDB products and services to acquired employer clients.

•	Our senior management team has significant operating and service delivery experience with industry-leading businesses.

•	We have a large and highly diversified employer client base.

•	Our core business is providing a comprehensive array of full-featured CDB programs to employers.

Our Strategy

Our objective is to enhance our position as a leading provider of CDB account management programs. The key elements of our growth strategy are to:

•	increase employee participation levels within our existing employer client base;

•	cross-sell additional CDB programs to our existing employer clients;

•	broaden our employer client base through portfolio purchases;

•	gain market share with both Fortune 1000 companies and SMBs by leveraging our multiple sales channels; and

•	continually enhance our products and develop new products and functionality.

Risks Affecting Us

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. Some of these risks include the following:

•

any diminution in, elimination of, or change in the availability of, tax-advantaged consumer-directed benefits to employees would materially adversely affect our results of operations, financial condition, business and prospects;

•	our ability to grow our business could be materially adversely affected if we fail to successfully identify, acquire or integrate additional portfolio purchase or acquisition targets;

•

our results of operations, financial condition, business and prospects would be materially adversely affected if we are unable to retain and expand our employer client base and establish new channel partnerships;

•	our business may not grow if our marketing efforts do not successfully raise awareness among employers and employees about the advantages of adopting and participating in CDB programs;

•	our business may not grow if a greater percentage of employees do not participate in our employer clients’ CDB programs;

•	our business and prospects may be materially adversely affected if we are unable to cross-sell our products and services;

•	we may be unable to compete effectively against our current and future competitors; and

•	our ability to offer our products and services may be constrained by changes in healthcare laws and other regulations applicable to our business.

Risks Related to this Offering and Ownership of Our Common Stock

There are risks related to this offering and the ownership of our common stock that you should understand before making an investment decision, including that, following the completion of this offering, VantagePoint Capital Partners will hold approximately 23.3% of the outstanding shares of our common stock and will have the right to designate two members of our board of directors, as well as other rights, which may limit the ability of our public stockholders to affect significant corporate actions. These risks are discussed more fully in “Risk Factors” following this prospectus summary.

Corporate Information

We were incorporated in Delaware in 2000. Our principal executive offices are located at 1100 Park Place, 4th Floor, San Mateo, CA 94403, U.S.A., and our telephone number is 1 (650) 577-5200. Our website address is www.wageworks.com. Information contained on our website is not incorporated by reference into this prospectus, and should not be considered to be part of this prospectus.

“WageWorks,” “Commuter Express,” “WinFlexOne,” “Fringe Benefits Management Company,” “Choice Strategies,” “TransitChek” and other trademarks, service marks or trade names of WageWorks appearing in this prospectus are the property of WageWorks, Inc. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	500,000 shares

Common stock offered by the selling stockholders	5,131,115 shares

Common stock to be outstanding after this offering	32,071,484 shares

Overallotment option	The underwriters have an option to purchase a maximum of 844,667 additional shares of common stock from the selling stockholders to cover overallotments. The underwriters could exercise this option at any time within 30 days from the date of the prospectus.

Use of proceeds	The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders, to increase our public float and to raise additional capital. We intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. In addition, we may use a portion of the proceeds we receive from this offering for portfolio purchases or purchases of technologies or assets to expand our employer client base. However, we do not have agreements for any portfolio purchases at this time. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

NYSE trading symbol	“WAGE”

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding as of December 31, 2012 and excludes:

•

4,614,681 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2012, at a weighted average exercise price of $8.11 per share (including 368,174 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering);

•

211,764 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2012 to purchase common stock, at an exercise price of $8.50 per share, all of which have been subsequently exercised;

•

472,736 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2012 to purchase common stock at an exercise price of $4.58 per share, all of which have been subsequently exercised;

•	95,246 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of December 31, 2012; and

•

1,000,000 shares that have been proposed to be added to our 2010 Equity Incentive Plan, which our stockholders have been asked to approve at our 2013 Annual Meeting of Stockholders on April 16, 2013. See “Shares Eligible for Future Sale—Proposed Changes to Our 2010 Equity Incentive Plan” for additional information.

Unless otherwise indicated, all information in this prospectus assumes:

•

no exercise of options outstanding as of December 31, 2012 (including shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering); and

•	no exercise by the underwriters of their right to purchase up to an additional 844,667 shares of common stock from the selling stockholders.

Summary Consolidated Financial Data

The information set forth below should be read together with “Capitalization,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and our consolidated balance sheet data as of December 31, 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future and our interim results are not necessarily indicative of the results to be expected for the full fiscal year or for any other period.

Summary Consolidated Financial Information

(in thousands, except per share data)

	Year Ended December 31,
	2010	2011	2012
Consolidated Statement of Operations Data:
Revenues	$115,047	$135,637	$177,282
Operating expenses	107,013	122,077	158,350

Income from operations	8,034	13,560	18,932
Interest and other expense, net	(26,488)	(107)	(1,307)

Income (loss) before taxes	(18,454)	13,453	17,625
Income tax (provision) benefit	1,204	19,868	(7,126)

Net income (loss)	(17,250)	33,321	10,499
Accretion of redemption premium expense	(6,740)	(6,209)	(2,301)

Net income (loss) attributable to common stockholders	$(23,990)	$27,112	$8,198

Net income (loss) per share attributable to common stockholders:
Basic	$(15.70)	$17.65	$0.45
Diluted	$(15.70)	$1.43	$0.33
Weighted Average Shares:
Basic	1,528	1,536	18,138
Diluted	1,528	20,086	24,414

	At December 31,
	2010	2011	2012
Consolidated Balance Sheet Data:
Cash and cash equivalents	$104,280	$154,621	$305,052
Total current assets	124,337	179,829	347,287
Total assets	206,831	278,696	518,767
Total current liabilities	167,648	215,645	301,379
Total liabilities	182,254	218,584	362,356
Total redeemable convertible preferred stock	75,960	82,169	—
Total stockholders’ equity (deficit)	(51,383)	(22,057)	156,411

	Years Ended December 31,
	2010	2011	2012
Non-GAAP Financial Data:
Adjusted EBITDA (unaudited)	$22,366	$30,330	$41,354

Notes to Summary Balance Sheet Data and Other Data

Definition of Adjusted EBITDA

Adjusted EBITDA is a performance measure that is not calculated in accordance with GAAP. The table immediately following this discussion provides a reconciliation of net income (loss) to Adjusted EBITDA, which is the most directly comparable GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments, the reasons we consider them appropriate and the material limitations of Adjusted EBITDA as described in footnote 1 to “Selected Consolidated Financial Information.”

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our detailed presentation may facilitate analysis and comparison of our operating results by management and investors with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2010	2011	2012
	(unaudited)
Net income (loss)	$(17,250)	$33,321	$10,499
Depreciation	4,164	3,199	2,950
Amortization and change in contingent consideration	7,764	11,327	15,674
Stock-based compensation expense	2,404	2,244	3,750
Interest income	(220)	(36)	(36)
Interest expense	188	494	1,772
Interest expense: amortization of convertible debt discount	21,107	—	—
Income tax provision (benefit)	(1,204)	(19,868)	7,126
Loss (gain) on revaluation of warrants	5,413	(351)	(381)

Adjusted EBITDA	$22,366	$30,330	$41,354

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business is dependent upon the availability of tax-advantaged consumer-directed benefits to employers and employees and any diminution in, elimination of, or change in the availability of, these benefits would materially adversely affect our results of operations, financial condition, business and prospects.

Our business fundamentally depends on employer and employee demand for tax-advantaged consumer-directed health, commuter and other employee spending plan benefits, or CDBs. Any diminution in or elimination of the availability of CDBs for employees would materially adversely affect our results of operations, financial condition, business and prospects. In addition, incentives for employers to offer CDBs may also be reduced or eliminated by changes in laws that result in employers no longer realizing financial gain from the implementation of these benefits. If employers cease to offer CDB programs or reduce the number of programs they offer to their employees, our results of operations, financial condition, business and prospects would also be materially adversely affected. We are not aware of any reliable statistics on the growth of CDB programs and cannot assure you that participation in CDB programs will grow.

In addition, if the payroll tax savings employers currently realize from their employees’ utilization of CDBs become reduced or unavailable, employers may be less inclined to offer these programs to their employees. If the tax savings currently realized by employee participants by utilizing CDBs were reduced or unavailable, we expect employees would correspondingly reduce or eliminate their participation in such CDB plans. Any such reduction in employer or employee incentives would materially adversely affect our results of operations, financial condition, business and prospects.

Future portfolio purchases and acquisitions are an important aspect of our growth strategy, and any failure to successfully identify, acquire or integrate acquisitions or additional portfolio targets could materially adversely affect our ability to grow our business. In addition, costs of integrating acquisitions and portfolio purchases may adversely affect our results of operations in the short term.

Our recent growth has been, and our future growth will be, substantially dependent on our ability to continue to make and integrate acquisitions and complementary portfolio purchases to expand our employer client base and service offerings. Since 2007, we have completed six portfolio purchases and one acquisition, including two portfolio purchases and one acquisition in 2012. Our most recent portfolio purchase of Benefit Concepts, Inc., or BCI, was completed in December 2012. Our successful integration of these portfolio purchases and acquisitions into our operations on a cost-effective basis is critical to our future financial performance. While we believe that there are numerous potential portfolio purchases that would add to our employer client base and service offerings, we cannot assure you that we will be able to successfully make a sufficient number of such portfolio purchases in a timely and effective manner in order to support our growth objectives. In addition, the process of integrating portfolio purchases and our most recent acquisition may create unforeseen difficulties and expenditures. We face various risks in making portfolio purchases and any acquisition, including:

•	our ability to retain acquired employer clients and their associated revenues;

•	diversion of management’s time and focus from operating our business to address integration challenges;

•	our ability to retain or replace key employees from acquisitions and portfolios we acquire;

•	cultural and logistical challenges associated with integrating employees from acquired portfolios into our organization;

•	our ability to integrate the combined products, services and technology;

•	the migration of acquired employer clients to our technology platforms;

•	our ability to cross-sell additional CDB programs to acquired employer clients;

•	our ability to realize expected synergies;

•

the need to implement or improve internal controls, procedures and policies appropriate for a public company at businesses that, prior to the portfolio purchase or acquisition, may have lacked effective controls, procedures and policies, including, but not limited to, processes required for the effective and timely reporting of the financial condition and results of operations of the acquired business, both for historical periods prior to the acquisition and on a forward-looking basis following the acquisition;

•	possible write-offs or impairment charges that result from acquisitions and portfolio purchases;

•	unanticipated or unknown liabilities that relate to purchased businesses;

•	the need to integrate purchased businesses’ accounting, management information, human resources, and other administrative systems to permit effective management; and

•

any change in one of the many complex federal or state laws or regulations that govern any aspect of the financial or business operations of our business and businesses we acquire, such as state escheatment laws.

Portfolio purchases and acquisitions may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues, as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. For example, our cost of revenues in 2012 included additional expenses of $9.1 million due to the purchases of TC and CS. Additionally, from time to time, we may incur material costs and charges related to consolidating our operations following our portfolio purchases and acquisitions.

If we are unable to retain and expand our employer client base and establish new channel partnerships, our results of operations, financial condition, business and prospects would be materially adversely affected.

Most of our revenue is derived from the long term, multi-year agreements that we typically enter into with our employer clients. The initial subscription period is typically three years for our larger employer clients, which we refer to as enterprise clients, and one to three years for our small- and medium-sized business, or SMB, clients. We also derive revenue from our channel partner agreement with American Family Life Assurance Company, or Aflac, and we may in the future establish new channel partnerships with other companies. Our employer clients, however, have no obligation to renew their agreements with us after the initial term and we cannot assure you that our employer clients will continue to renew their agreements at the same rate, if at all.

Moreover, most of our employer clients have the right to cancel their agreements for convenience, subject to certain notice requirements. While few employer clients have terminated their agreements with us for convenience, some of our employer clients have elected not to renew their agreements with us. Our employer clients’ renewal rates may decline or fluctuate as a result of a number of factors, including the prices of competing products or services or reductions in our employer clients’ spending levels. Channel partners are independent and typically offer products of competing companies. They require that we provide competitive prices, products and services which may require a significant amount of investment on our part without a guarantee of a return on our investment. Our ability to grow our business will therefore depend to a degree upon our ability to maintain our existing channel partner relationships and develop new relationships. No assurance can be given that new channel partners will be found, that any such new relationships will be successful when they are in place, or that business with our current channel partners will increase. If our employer clients or channel partners do not renew their agreements with us, and we are unable to attract new employer clients or channel partners, our revenue may decline and our results of operations, financial condition, business and prospects may be materially adversely affected.

Our business may not grow if our marketing efforts do not successfully raise awareness among employers and employees about the advantages of adopting and participating in CDB programs.

Our revenue model is substantially based on the number of employee participants enrolled in the CDB programs that we administer. We devote significant resources to educating both employers and their employees on the potential cost savings available to them from utilizing CDB programs. We have created various marketing, educational and awareness tools to inform employers about the benefits of offering CDB programs to their employees and how our services allow them to offer these benefits in an efficient and cost effective manner. We also provide marketing information to employees to inform them about the potential tax savings they can achieve by utilizing CDB programs to pay for their healthcare, commuter and other benefit needs. However, if more employers and employees do not both become aware of or understand these potential cost savings and choose to adopt CDB programs, our results of operations, financial condition, business and prospects may be materially adversely affected.

Our business may not grow if a greater percentage of employees do not participate in our employer clients’ CDB programs.

Our revenue depends on the number of employees who participate in the CDB programs that we sell to our employer clients. If more employees do not participate in these benefit programs for various reasons, including a lack of information about the tax-related advantages of doing so, insufficient funds to set aside pre-tax income into such programs, concerns about forfeiting contributions due to forfeiture provisions in FSA benefit programs, or otherwise, our business may not grow as we anticipate and that may materially adversely affect our results of operations, financial condition, business and prospects.

Our business and prospects may be materially adversely affected if we are unable to cross-sell our products and services.

A significant component of our growth strategy is the increased cross-selling of products and services to current and future employer clients. In particular, many of our employer clients use only one of our products so we expect our ability to cross-sell our commuter programs to our healthcare program clients and our healthcare programs to our commuter employer clients to be an important part of this strategy. We may not be successful in cross-selling our products and services if our employer clients find our additional products and services to be unnecessary or unattractive. Any failure to sell additional products and services to current and future clients could materially adversely affect our results of operations, financial condition, business and prospects.

We may be unable to compete effectively against our current and future competitors.

The market for our products and services is highly competitive, rapidly evolving and fragmented. We have numerous competitors, including health insurance carriers, such as Aetna and UHC, human resources consultants and outsourcers, such as Aon Hewitt, payroll providers, such as ADP and Ceridian, national CDB specialists, such as TASC, and regional third party administrators and commercial banks, such as Bank of America. Many of our competitors, including health insurance carriers, have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, some of these competitors may be in a position to devote greater resources to the development, promotion, sale and support of their products and services.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic brokers, insurance carriers, payroll services companies, third party advisors or other parties with which we have relationships, thereby limiting our ability to promote our CDB programs with these parties and limiting the number of brokers available to sell or market our programs. If we are unable to compete effectively with our competitors for any of the foregoing reasons or for any other reasons, our results of operations, financial condition, business and prospects could be materially adversely affected.

Changes in healthcare laws and other regulations applicable to our business may constrain our ability to offer our products and services.

Changes in healthcare or other laws and regulations applicable to our business may occur that could increase our compliance and other costs of doing business, require significant systems enhancement, or render our products or services less profitable or obsolete, any of which could have a material adverse effect on our results of operations. For instance, when the new debit card network exclusivity restrictions set forth in the Durbin Amendment to the Electronic Fund Transfer Act are implemented in April 2013, we will be required to use at least two unaffiliated networks for our prepaid debit cards and the card issuers and networks may pass a portion of the implementation costs of such changes to us. While we do not currently expect that this will have, or is reasonably likely to have, a material adverse impact on our financial condition or operating results, we will need to continue to monitor the status of this rule as well as other potential changes in laws or regulations that may impact our business as such changes could potentially adversely affect our business, prospects and results of operations. In addition, if the existing law which requires forfeiture of unused flexible spending account balances at the end of the plan year or at the end of an FSA grace period (referred to as the use it or lose it rule) is amended or eliminated, we expect there to be an increased number of participants holding FSAs and we may incur additional costs associated with an increase in personnel in order to accommodate the increased participation rates.

There has been an increasing political and regulatory focus on healthcare laws in recent years. While legislation such as the Patient Protection and Affordable Care Act has been signed into law, many of the details necessary to implement the legislation have yet to be defined. For example, any new laws that increase reporting and compliance burdens on employers may make them less likely to offer CDBs to their employees and instead offer employees benefit coverage through state run health insurance exchanges. If employers are less incentivized to offer our CDB programs to employees because of increased regulatory burdens or otherwise, our results of operations and financial condition could be materially adversely affected.

We plan to extend and expand our products and services and introduce new products and services, and we may not accurately estimate the impact of developing and introducing these products and services on our business.

We intend to continue to invest in technology and development to create new and enhanced products and services to offer our employer clients and their participating employees. For example, in 2012, in addition to enhancing our mobile platform, we rolled out a new participant website that includes a technology upgrade, improved navigation, a new look and feel, and mobile and tablet device compatibility. Some of the enhanced capability now available includes the ability for participants to electronically view all claim and receipt images submitted via our participant website or EZ Receipts mobile application. Our health and wellness offerings were also expanded over the past year to include online claims for our wellness product and the integration of a Wellness Portal to provide our users with the most up-to-date health and wellness information. We have limited experience in these areas and so we may not be able to anticipate or manage new risks and obligations or legal, compliance or other requirements that may arise. In addition, the anticipated benefits of these expanded products and services may not outweigh the costs and resources associated with their development.

Our ability to attract and retain new employer clients and increase revenue from existing employer clients will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or services or enhance our existing products or services to meet client requirements, our results of operations, financial condition, business or prospects may be materially adversely affected.

If the market for our services does not grow as we anticipate, our results of operations, financial condition, business and prospects may be materially adversely affected.

Our future success depends on increasing the number of employer clients and their employee participants to whom we provide our services. However, there is no guarantee that the market for our services will grow as we expect. For example, the value of our services is directly related to the complexity of administering CDB programs and government action that significantly reduces or simplifies these requirements could reduce demand or pricing for our services. If the market for our services declines or develops more slowly than we expect, or the number of employer clients that select us to provide CDB programs to their employee participants declines or fails to increase as we expect, our revenue, results of operations, financial condition, business and prospects could be materially adversely affected.

If we fail to manage future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly in recent years and anticipate that further expansion will be required in order for us to grow our business. If we do not effectively manage our growth, the quality of our services could suffer, which could materially adversely affect our results of operations, financial condition, business and prospects, and damage our reputation among existing and prospective clients. In order to manage our future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also be required to continue to improve our existing systems for operational and financial information management, including our reporting systems, procedures and controls and regulatory compliance processes. These improvements may require significant capital expenditures and will place increasing demands on our management. We may not be successful in managing or expanding our operations, or in maintaining adequate operating and financial information systems and controls. If we are not successful in implementing improvements in these areas, our results of operations, financial condition, business and prospects would be materially adversely affected.

General economic and other conditions may adversely affect trends in employment and hiring patterns, which could result in lower employee participation in CDB programs, which would materially adversely affect our results of operations, financial condition, business and prospects.

Our revenue is attributable to the number of employee participants at each of our employer clients, which in turn is influenced by the employment and hiring patterns of our employer clients. To the extent that weak economic conditions cause our employer clients to freeze or reduce their headcount or wages paid, demand for our programs may decrease, which could materially adversely affect our results of operations, financial condition, business and prospects. Similarly, our revenue growth opportunities may be negatively affected by such headcount or wage reductions by our potential employer clients.

Our business and prospects may be materially adversely affected if we are unable to maintain high levels of service while reducing operating costs.

One of the key attributes of our business is providing high quality service to our employer clients and their employee participants. While we have exceeded contractual service levels to our enterprise employer clients each month since May 2007, as our business grows and we service increasing numbers of employer clients and their employee participants, we may be unable to sustain these same levels of service, which could have a material adverse effect on our business. Alternatively, we may only be able to sustain high levels of service by significantly increasing our operating costs, which would materially adversely affect our operating results. If we are unable to maintain these high levels of service performance, our brand and reputation could suffer and our results of operations, financial condition, business and prospects would be materially adversely affected.

Failure to effectively develop and expand our direct and indirect sales channels may materially adversely affect our results of operations, financial condition, business and prospects and reduce our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our employer client base and our business. We rely on our enterprise sales force to target new Fortune 1000 client accounts, as well as to cross-sell additional products and services to our existing enterprise clients. Effectively training our sales personnel requires significant time, expense and attention. In addition, we utilize various channel brokers, including insurance agents, benefits consultants, regional and national insurance carriers, health plans, payroll companies, banks and regional TPAs, to sell and market our programs to SMB employers. If we are unable to develop and expand our direct sales teams or these indirect sales channels, our ability to attract new employer clients and cross-sell our programs may be negatively impacted and our growth opportunities will be reduced, each of which would materially adversely affect our results of operations, financial condition, business and prospects.

If our efforts to develop and expand our direct and indirect sales channels do not generate a corresponding increase in revenue, our business may be materially adversely affected. In particular, if we are unable to effectively train our sales personnel or if our direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to increase our revenue and grow our business.

Long sales cycles make the timing of our long-term revenues difficult to predict.

Our average sales cycle ranges from approximately two months for SMBs to six to nine months for our large institutional clients, and, in some cases, even longer depending on the size of the potential client. Factors that may influence the length of our sales cycle include:

•	the need to educate potential employer clients about the uses and benefits of our CDB programs;

•	the relatively long duration of the commitment clients make in their agreements with us or with pre-existing plan administrators;

•	the discretionary nature of potential employer clients’ purchasing and budget cycles and decisions;

•	the competitive nature of potential employer clients’ evaluation and purchasing processes;

•	fluctuations in the CDB program needs of potential employer clients; and

•	lengthy purchasing approval processes of potential employer clients.

The fluctuations that result from the length of our sales cycle may be magnified for large- and mid-sized potential employer clients. If we are unable to close an expected significant transaction with one or more of these potential clients in the anticipated period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, would be harmed.

Our business and operational results are subject to seasonality as a result of open enrollment for CDB programs and decreased use of commuter program offerings during typical vacation months.

The number of accounts that generate revenue is typically greatest during our first calendar quarter due primarily to three factors. First, new employer clients and their employee participants typically begin service on January 1. Second, during the first calendar quarter, we are also servicing the end of plan year activity for existing clients, including assisting our clients with initiating the deduction of healthcare premiums on a tax deferred basis, and employee participants who do not continue participation into the next plan year. Third, we receive the majority of cash for pre-funded accounts from our employer clients in late December or early January, which results in higher cash balances during our first quarter.

Generally, in comparison to other quarters, our revenue is highest in the first quarter and lowest in the second and third quarters. Thereafter, our revenue generally grows gradually in the fourth quarter as our employer clients hire new employees who then elect to participate in our programs, thereby increasing our monthly minimum billing amount. The minimum billing amount is not, however, generally subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. Revenue from commuter programs may vary from month-to-month because employees may elect to participate in our commuter programs at any time during the year and may change their election to participate or the amount of their contribution on a monthly basis; however, participation rates in our commuter business typically slow during the summer as people take vacations and do not purchase transit passes or parking passes during that time.

Our operating expenses increase during the fourth quarter because of increased debit card production and because we increase our customer support center capacity to answer questions from employee participants during the open enrollment periods related to their CDB participation decisions. The cost of providing services peaks in the first quarter as new employee participants contact us for information about their CDBs, and as terminating employee participants submit their final claims for reimbursement.

Our operating results can fluctuate from period-to-period, which could cause our share price to fluctuate.

Fluctuations in our quarterly operating results could cause our stock price to decline rapidly, may lead analysts to change their long-term models for valuing our common stock, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Our quarterly operating expenses and operating results may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

If employee participants do not continue to utilize our prepaid debit cards, our results of operations, business and prospects could be materially adversely affected.

We derive a portion of our revenue from interchange fees that are paid to us when employee participants utilize our prepaid debit cards to pay for certain healthcare and commuter expenses under CDB programs. These fees represent a percentage of the expenses transacted on each debit card. If our employer clients do not adopt these prepaid debit cards as part of the benefits programs they offer, if the employee participants do not use them at the rate we expect, or if other alternatives to prepaid tax-advantaged benefit cards develop, our results of operations, business and prospects could be materially adversely affected.

If we are unable to maintain and enhance our brand and reputation, our ability to sustain and grow our business may be materially adversely affected.

Maintaining and strengthening our brand is critical to attracting new clients and growing our business. Our ability to maintain and strengthen our brand and reputation will depend heavily on our capacity to continue to provide high levels of customer service to our employer clients and their employee participants at cost effective and competitive prices, which we may not do successfully. In addition, our continued success depends, in part, on our reputation as an industry leader in promoting awareness and understanding of the positive impact of CDBs among employers and employees. If we fail to successfully maintain and strengthen our brand, our results of operations, financial condition, business and prospects will be materially adversely affected.

Some plan providers with which we have relationships also provide, or may provide, competing services.

We face competitive risks in situations where some of our strategic partners are also current or potential competitors. For example, certain of the banks we utilize as custodians for our prepaid debit card funds also offer their own HSA products. To the extent that these partners choose to offer competing products and services that they have developed or in which they have an interest to our current or potential clients, our results of operations, business and prospects could be materially adversely affected.

We are subject to complex regulation, and any compliance failures or regulatory action could materially adversely affect our business.

The plans we administer and, as a result, our business are subject to extensive, complex and continually changing federal and state laws and regulations, including IRS regulations, ERISA, privacy and HIPAA regulations and Department of Labor regulations, all of which are further described in “Business—Government Regulation” below. If we fail to comply with any applicable law, rule or regulation, we could be subject to fines and penalties, indemnification claims by our clients, or become the subject of a Department of Labor enforcement action, each of which would materially adversely affect our business and reputation.

We may also become subject to additional regulatory and compliance requirements as a result of changes in laws or regulations, or as a result of any expansion or enhancement of our existing products and services or any new products or services we may offer in the future. For example, if we expand our product and service offerings into the health insurance market in the future, we would become subject to state Department of Insurance regulations. Compliance with any new regulatory requirements may divert internal resources and take significant time and effort.

Any claims of noncompliance brought against us, regardless of merit or ultimate outcome, could subject us to investigation by the Department of Labor, the Internal Revenue Service, the Centers for Medicare and Medicaid Services, the Treasury Department or other federal and state regulatory authorities, which could result in substantial costs to us and divert management’s attention and other resources away from our operations. In addition, investor perceptions of us may suffer and could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule or regulation.

Failure to ensure and protect the confidentiality of participant data could lead to legal liability, adversely affect our reputation and have a material adverse effect on our results of operations, business or financial condition.

We must collect, store and use employee participants’ confidential information, including the transmission of that data to third parties, to provide our services. For example, we collect names, addresses, social security numbers and other personally identifiable information from employee participants. In addition, we facilitate the issuance and funding of prepaid debit cards and, in some cases, collect bank routing information, account numbers and personal credit card information for purposes of funding an account or issuing a reimbursement. We have invested significantly in preserving the security of this data.

In addition, we outsource customer support center services and claims processing services to third-party subcontractors to whom we transmit certain confidential information of our employee participants. We have security measures in place with each of these subcontractors to protect this confidential information, including written agreements that outline how protected health information will be handled and shared. However, there are no assurances that these measures, or any additional security measures that our subcontractors may have in place, will be sufficient to protect this outsourced confidential information from unauthorized security breaches.

We cannot assure you that, despite the implementation of these security measures, we will not be subject to a security breach or that this data will not be compromised. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches, or to pay penalties as a result of such breaches. Despite our implementation of security measures, techniques used to obtain unauthorized access or to sabotage systems change frequently. As a result, we may be unable to anticipate these techniques or implement adequate preventative measures to protect this data. Any compromise or perceived compromise of our security could damage our reputation with our clients and brokers, and could subject us to significant liability, as well as regulatory action, including financial penalties, which would materially adversely affect our brand, results of operations, financial condition, business and prospects.

Privacy concerns could require us to modify our operations.

As part of our business, we collect employee participants’ personal data for the sole purpose of processing their benefits. For privacy or security reasons, privacy groups, governmental agencies and individuals may seek to restrict or prevent our use of this data. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Increased domestic or international regulation of data utilization and distribution practices, including self-regulation, could require us to modify our operations and incur significant additional expense, which could have a material adverse effect on our results of operations, financial condition, business and prospects.

If we fail to effectively upgrade our information technology systems, our business and operations could be disrupted.

As part of our efforts to continue the improvement of our enterprise resource planning, we plan to upgrade our existing information technology systems in order to automate several controls that are currently performed manually. We may experience difficulties in transitioning to these upgraded systems, including loss of data and decreases in productivity as personnel work to become familiar with these new systems. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business and we may fail to meet our reporting obligations.

Our future success depends on our ability to recruit and retain qualified employees, including our executive officers.

Our success is substantially dependent upon the performance of our senior management, such as our chief executive officer. Our management and employees may terminate their employment at any time, and the loss of the services of any of our executive officers could materially adversely affect our business. Our success is also substantially dependent upon our ability to attract additional personnel for all areas of our organization. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms or at all. If we are unable to attract and retain the necessary personnel, our results of operations, financial condition, business and prospects would be materially adversely affected.

We might require additional capital to support business growth in the future, and this capital might not be available on acceptable terms, if at all.

We believe that our existing cash and cash equivalents, combined with our credit line, expected cash flow from operations and net proceeds of this offering, will be sufficient to meet our operating and capital requirements, as well as anticipated requirements for potential additional portfolio purchases, for at least the next 12 months. Our business and operations may, however, consume resources faster than we currently anticipate. We intend to continue to make investments to support our business growth, including through additional portfolio purchases of complementary businesses, and may require additional funds in the future to respond to business challenges, including the need to develop new features and platforms, enhance our existing programs or improve our operating infrastructure. Accordingly, we may seek to sell additional equity or debt securities or obtain additional debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential portfolio purchases. We have not made arrangements to obtain additional financing and there can be no assurances that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Changes in credit card association or other network rules or standards set by Visa or MasterCard, or changes in card association and debit network fees or products or interchange rates, could materially adversely affect our results of operations, business and financial position.

We, and the banks that issue our prepaid debit cards, are subject to Visa and MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors, such as Fidelity National Information Services. The termination of the card association registrations held by us or any of the banks that issue our cards, or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules or standards that increase the cost of doing business or limit our ability to provide our products and services, could have a material adverse effect on our results of operations, financial condition, business and prospects. In addition, from time-to-time, card associations increase the organization or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and materially adversely affect our results of operations, financial condition, business and prospects.

Our results of operations, financial condition, business and prospects could be materially adversely affected if we experience unanticipated delays in rollouts by our employer clients of services to their employee participants.

We generally do not earn fees from our employer clients until our services are available to their employee participants. If our infrastructure capacity is insufficient to meet our needs, we may experience delays in deploying our programs to new employer clients, or expanding the services we offer to existing employer clients, and on-boarding their employee participants. If the rollout of our services to our employer clients and, subsequently, their employee participants is delayed, our results of operations, financial condition, business and prospects could be materially adversely affected.

We have entered into outsourcing and other agreements with third parties related to certain of our business operations, and any difficulties experienced in these arrangements could result in additional expense, loss of revenue or an interruption of our services.

We have entered into outsourcing agreements with third parties to provide certain customer service and related support functions to our employer clients and their participant employees. As a result, we rely on third parties over which we have limited control to perform certain of our operations. If these third parties are unable to perform to our requirements or to provide the level of service required or expected by our employer clients and their employee participants, our operating results, financial condition, business, prospects and reputation may be materially harmed and we may be forced to pursue alternative strategies to provide these services, which could result in delays, interruptions, additional expenses and loss of clients and related revenues.

If our intellectual property and technology are not adequately protected to prevent use or appropriation by our competitors, our business and competitive position could be materially adversely affected.

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property rights in the United States.

The efforts we have taken to protect our intellectual property may not be sufficient or effective, and our trademarks and copyrights may be held invalid or unenforceable. We may not be effective in policing unauthorized use of our intellectual property, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time consuming and expensive, could divert our management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in cost-effectively protecting our intellectual property rights, our results of operations, financial condition, business and prospects could be materially adversely affected.

Our ability to use net operating loss carryforwards to offset future taxable income may be limited.

As of December 31, 2012, we had $38.2 million of federal and $36.9 million of state net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards will expire beginning in 2023 through 2029 for U.S. federal income tax purposes and beginning in 2017 through 2031 for state income tax purposes, if not fully utilized. In addition, we have federal and state research and development credit carryforwards of approximately $2.6 million and $1.4 million respectively. The federal research credit carryforwards expire beginning in 2022 through 2031, if not fully utilized. The California research credit carries forward indefinitely. Our ability to utilize the net operating loss and tax credit carryforwards are subject to restrictions, including limitations in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law (including in connection with this offering). In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). We completed Section 382 studies through December 31, 2011, and updated the analysis encompassing all common stock transactions through October 9, 2012, the date of our follow-on public offering, and have concluded that an ownership change occurred on October 9, 2012. The ownership change should not result in our net operating loss carryforwards or our research and development credits expiring unused. There were no material common stock transactions between October 9, 2012 and December 31, 2012 that would have caused another ownership change.

If one or more jurisdictions successfully assert that we should have collected or in the future should collect additional sales and use taxes on our fees, we could be subject to additional liability with respect to past or future sales and the results of our operations could be adversely affected.

We do not collect sales and use taxes in all jurisdictions in which our employer clients are located, based on our belief that such taxes are not applicable. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest and penalties, and we could be required to collect such taxes in the future. This additional sales and use tax liability could adversely affect the results of our operations.

Third parties may assert intellectual property infringement claims against us, or our services may infringe the intellectual property rights of third parties, which may subject us to legal liability and materially adversely affect our reputation.

Assertion of intellectual property infringement claims against us could result in litigation. We might not prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms, or at all. Even if obtained, we may be unable to protect such licenses from infringement or misuse, or prevent infringement claims against us in connection with our licensing efforts. Any such claims, regardless of their merit or ultimate outcome, could result in substantial cost to us, divert management’s attention and our resources away from our operations and otherwise adversely affect our reputation. Our process for controlling our own employees’ use of third-party proprietary information may not be sufficient to prevent assertions of intellectual property infringement claims against us.

We rely on insurance to mitigate some risks of our business and, to the extent the cost of insurance increases or we maintain insufficient coverage, our results of operations, business and financial condition may be materially adversely affected.

We contract for insurance to cover a portion of our potential business risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to obtain sufficient insurance to meet our needs, may have to pay very high prices for the coverage we do obtain or may not acquire any insurance for certain types of business risk. This could leave us exposed, and to the extent we incur liabilities and expenses for which we are not adequately insured, our results of operations, business and financial condition could be materially adversely affected. Also, to the extent the cost of maintaining insurance increases, our operating expenses will rise, which could materially adversely affect our results of operations, financial condition, business and prospects.

Risks Related to this Offering and Ownership of Our Common Stock

VantagePoint Capital Partners holds a high percentage of our common stock, which may limit the ability of our public stockholders to affect significant corporate actions.

Following this offering, funds affiliated with VantagePoint Capital Partners, or VantagePoint, will hold approximately 23.3% of our outstanding common stock. In addition, we and VantagePoint are parties to a stockholder agreement related to a number of board of directors, stockholder and related governance matters.

The stockholder agreement provides that the following actions by us require the approval of VantagePoint for so long as VantagePoint owns 25% or more of our outstanding shares of common stock:

•	any amendment of our bylaws;

•	the issuance of any securities with economic rights senior to our common stock or with voting rights different than our common stock, subject to certain exceptions;

•	the incurrence or guarantee of any debt in excess of $20.0 million;

•	the issuance of equity or debt, or any securities convertible into equity or debt, for consideration in excess of 12.5% of our market capitalization;

•	the acquisition or disposition of stock or assets, including through a license or lease, for consideration in excess of 12.5% of our market capitalization;

•	the adoption of a stockholder rights plan;

•

the approval of any “golden parachute” or other compensatory plan contingent upon a change in control of us for any of our executive officers valued in excess of $1 million for an individual officer or $5 million for a group of officers, at the time such compensatory arrangement is adopted; or

•	any change in the number of authorized directors.

Accordingly, our ability to engage in significant transactions, such as a merger, acquisition or liquidation, is limited without the consent of VantagePoint. Conflicts of interest could arise between us and VantagePoint, and any conflict of interest may be resolved in a manner that does not favor us. VantagePoint may decide not to consent to a transaction in which you would receive consideration for your common shares that is higher than the cost to you or the then-current market price of those shares. Any decision that VantagePoint may make at some future time regarding their ownership of us will be in their absolute discretion.

In addition, our stockholder agreement with VantagePoint and our amended and restated certificate of incorporation and amended and restated bylaws provide the following additional rights to VantagePoint:

•

so long as VantagePoint owns more than 30% of our outstanding voting stock, a special meeting of our stockholders may be called by either VantagePoint or any two members of our board of directors, whether or not VantagePoint designees;

•

so long as VantagePoint owns more than 40% of our outstanding voting stock, our stockholders may act by written consent to change the number of authorized directors, remove a director without cause or fill a vacancy on our board of directors (following this offering, VantagePoint will own approximately 23.3% of our outstanding common stock);

•	we may not amend any provision of our certificate of incorporation or bylaws relating to VantagePoint’s rights without VantagePoint’s consent; and

•	VantagePoint and its representatives will have access to our books and records, subject to customary confidentiality and non-disclosure provisions.

VantagePoint has the right to designate (and remove or replace) three of the members of our board of directors if VantagePoint owns at least 50% or more of our outstanding shares, two members of our board of directors if VantagePoint owns between 20% and 50% of our outstanding shares, and one member of our board of directors if VantagePoint owns between 10% and 20% of our outstanding shares (following this offering, VantagePoint will own approximately 23.3% of our outstanding common stock). VantagePoint also has the right to select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors, so long as it continues to hold at least 10% of our outstanding shares.

VantagePoint is not prohibited from selling its interest in us to a third party.

We will continue to incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

As a public company and particularly after we cease to be an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. In addition, our management team will also have to continue to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

However, for as long as we remain an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act, we plan to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may continue to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We will remain an “emerging growth company” for up to five years from the date of our initial public offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

As a public company, we also expect that it may be more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

As a public company, we are required to maintain a system of effective control over financial reporting. In the past, significant deficiencies in our internal control over financial reporting have been identified. If our internal controls are not effective, there may be errors in our financial information that could require a restatement or delay our SEC filings, and investors may lose confidence in our reported financial information, which could lead to a decline in our stock price.

We have, in the past, experienced issues with our internal control over financial reporting. For example, three significant deficiencies were identified in internal controls in connection with the preparation of our financial statements and the audit of our financial results for 2010. We had significant deficiencies relating to: the completion of our financial reporting cycle within the expected period and our ability to produce reliable financial statements in the period that would normally be expected of a public company; our ability to timely integrate accounting functions of certain of our portfolio purchases; and certain inconsistencies and omissions in some of our key documents and agreements. The lack of timely financial reporting involved adjustments of a bonus accrual that was not timely made and the number of errors, missing disclosures and incorrect numbers in the financial statements we delivered to our independent registered public accounts for audit. The inability to timely integrate the accounting function of portfolio purchases related to our inability through March 2011 to reconcile an opening balance sheet for our PBS acquisition on August 31, 2010. The inconsistencies and omissions in key documents related to certain agreements that were not appropriately documented or referred to other agreements that did not exist, including agreements relating to our acquisition of the CDB assets of FBM.

In connection with the preparation of our financial statements and the audit of our financial results for 2011, it was determined that we remediated the significant deficiency relating to lack of timely financial reporting and reliable financial statements by the hiring of additional qualified accounting personnel. It was also determined that we remediated the significant deficiency related to inconsistencies and omissions in some of our key documents and agreements.

Since we did not complete any portfolio purchases in 2011, we were unable to remediate the significant deficiency with respect to timely integration of the accounting function of portfolio purchases in 2011; however, in connection with the preparation of our financial statements and the audit of our financial results for 2012, it was determined that we remediated this significant deficiency by assessing earlier the accounting function at the company from which the portfolio is purchased and allocation of needed resources, including the hiring of consultants, to assure timely integration. For example, for the acquisition and portfolio purchases that we have completed in 2012, we have assigned a full-time accounting resource and a consultant to lead the accounting integration of CS, TC and BCI.

It is possible that we may discover significant deficiencies or material weaknesses in our internal control over financial reporting in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could cause us to fail to meet our periodic reporting obligations, or result in material misstatements in our financial information. Any such delays or restatements could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.”

As long as we remain an “emerging growth company” we will not be required to comply with certain of the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and require us to make a formal assessment of the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we plan to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Substantial sales of our common stock by our stockholders could depress the market price of our common stock regardless of our operating results.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the market price of our common stock and impair our ability to raise capital through offerings of our common stock. As of December 31, 2012, we had approximately 31,571,484 shares of our common stock outstanding. In addition, as of December 31, 2012, there were outstanding options to purchase 4,614,681 shares of our common stock, 3,155,868 of which were vested and exercisable. Substantially all of our outstanding common stock is eligible for sale, subject to Rule 144 volume limitations for holders affected by such limitations, as are common stock issuable under vested and exercisable options. If our existing stockholders sell a large number of common stock or the public market perceives that existing stockholders might sell our common stock, the market price of our common stock could decline significantly. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

In connection with this offering, we, the selling stockholders and all of our directors and executive officers have entered into lock-up agreements pursuant to which we and they have agreed not to sell any common stock for 90 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time without notice. We cannot predict what effect, if any, market sales of securities held by our stockholders or the availability of these securities for future sale will have on the market price of our common stock.

Our stock price has been volatile, may continue to be and may decline regardless of our financial performance.

The market price of our common stock has fluctuated and may continue to fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our financial results;

•	the financial projections we provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other newly public companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the global economy;

•	any major change in our board of directors or management;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for newly public companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against such a company. If securities class action litigation is instituted against us, it could result in substantial costs and a diversion of our management’s attention and resources and could materially adversely affect our operating results.

Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of delaying, preventing or rendering more difficult an acquisition of us if such acquisition is deemed undesirable by our board of directors. Our corporate governance documents include provisions that:

•	create a classified board of directors whose members serve staggered three-year terms;

•

authorize “blank check” preferred stock, which could be issued by the board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limit the ability of our stockholders to call and bring business before special meetings;

•	limit the ability of stockholders to act by written consent to such periods during which VantagePoint Capital Partners and its affiliates hold 40% or more of our outstanding common stock;

•	require advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•	control the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	provide the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business and adversely affect the price of our common stock.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facility prohibits us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases, or the negative of those expressions or phrases, identify forward-looking statements.

Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. The sections in this prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences.

Other unknown or unpredictable factors could also harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus.

You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our services. These data involve a number of assumptions and limitations. We have not independently verified the accuracy of any third party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $10.8 million, based on the public offering price of $24.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We will bear the costs, other than the underwriting discounts and commissions, associated with the sale of shares of common stock by the selling stockholders.

The principal purposes of this offering are to facilitate an orderly distribution of shares for the selling stockholders, to increase our public float and to raise additional capital.

We cannot specify with certainty the particular uses for the net proceeds to be received by us from this offering. Accordingly, our management team will have broad discretion in using the net proceeds to be received by us from this offering. We currently intend to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and marketing efforts, continued investments in technology and development and for capital expenditures. Specifically, we intend to hire additional personnel to support the growth in our business. In addition, we may use a portion of the proceeds received by us from this offering for portfolio purchases of complementary businesses, technologies or assets to expand our employer client base. We have no agreements with respect to any portfolio purchases at this time.

Pending such uses, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange, or the NYSE, under the symbol “WAGE” since May 10, 2012. Prior to that date, there was no public trading market for our common stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NYSE:

	High	Low
For the year ended December 31, 2012:
Second Quarter (from May 10, 2012)	$15.40	$9.75
Third Quarter	$18.87	$12.36
Fourth Quarter	$19.79	$17.01
For the year ending December 31, 2013:
First quarter (through March 12, 2013)	$24.84	$17.32

On March 12, 2013, the last reported sale price of our common stock on the NYSE was $24.07 per share. As of December 31, 2012, we had 58 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. Currently, our credit facility with Union Bank, N.A. prohibits our payment of any dividends without obtaining its prior written consent, other than dividends payable solely in our common stock.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2012 on:

•	an unaudited actual basis; and

•

an as adjusted basis, after giving effect to the sale by us of shares of 500,000 common stock in this offering based on the public offering price of $24.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the sale of shares of common stock by the selling stockholders.

You should read this table together with our consolidated financial statements and the related notes thereto, as well as the information under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

	As of December 31, 2012
	Actual	Adjusted
	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$305,052	$315,834
Bank borrowings	44,371	44,371
Stockholders’ equity:
Common stock, $0.001 par value; authorized 1,000,000,000 shares, actual and as adjusted; issued, 31,771,970 shares actual; issued, 32,271,970 shares as adjusted	32	32
Treasury stock	(546)	(546)
Additional paid-in capital	221,046	231,828
Accumulated deficit	(64,121)	(64,121)

Total stockholders’ equity	156,411	167,193

Total capitalization	$200,782	$211,564

The outstanding share information in the capitalization table above is based on the number of shares outstanding as of December 31, 2012 and excludes:

•

4,614,681 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2012, at a weighted average exercise price of $8.11 per share (including 368,174 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering);

•

211,764 shares of common stock issuable upon the exercise of a warrant outstanding as of December 31, 2012 to purchase common stock, at an exercise price of $8.50 per share, all of which have been subsequently exercised;

•

472,736 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2012 to purchase common stock, at an exercise price of $4.58 per share, all of which have been subsequently exercised;

•	95,246 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan as of December 31, 2012; and

•

1,000,000 shares that have been proposed to be added to our 2010 Equity Incentive Plan, which our stockholders have been asked to approve at our 2013 Annual Meeting of Stockholders on April 16, 2013. See “Shares Eligible for Future Sale—Proposed Changes to Our 2010 Equity Incentive Plan” for additional information.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2011 and 2012, and the selected consolidated statements of operations data for each of 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 and the selected consolidated statements of operations data for each of 2008 and 2009 have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future and our interim results are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$103,273	$108,461	$115,047	$135,637	$177,282
Operating expenses:
Cost of revenues (excluding amortization of internal use software)	49,298	46,802	50,205	55,651	64,647
Sales and marketing, technology and development and general and administrative	49,552	52,792	49,044	55,099	78,029
Amortization and change in contingent consideration	7,987	8,398	7,764	11,327	15,674

Total operating expense	106,837	107,992	107,013	122,077	158,350

Income (loss) from operations	(3,564)	469	8,034	13,560	18,932
Other income (expense):
Interest income	1,368	851	220	36	36
Interest expense	(1,570)	(1,102)	(188)	(494)	(1,772)
Interest expense: amortization of convertible debt	—	(71)	(21,107)	—	—
Other, net	(72)	(286)	(5,413)	351	429

Income (loss) before income taxes	(3,838)	(139)	(18,454)	13,453	17,625
Income tax (provision) benefit	(487)	(495)	1,204	19,868	(7,126)

Net income (loss)	(4,325)	(634)	(17,250)	33,321	10,499
Accretion of redemption premium (expense) benefit	(3,130)	1,037	(6,740)	(6,209)	(2,301)

Net income (loss) attributable to common stockholders	$(7,455)	$403	$(23,990)	$27,112	$8,198

Net income (loss) per share attributable to common stockholders:
Basic	$(4.45)	$0.25	$(15.70)	$17.65	$0.45
Diluted	$(4.45)	$(0.04)	$(15.70)	$1.43	$0.33
Weighted average shares:
Basic	1,674	1,606	1,528	1,536	18,138
Diluted	1,674	16,864	1,528	20,086	24,414

	At December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$72,102	$93,261	$104,280	$154,621	$305,052
Total current assets	90,704	108,515	124,337	179,829	347,287
Total assets	159,615	171,478	206,831	278,696	518,767
Total current liabilities	145,004	153,303	167,648	215,645	301,379
Total liabilities	167,892	167,430	182,254	218,584	362,356
Total redeemable convertible preferred stock	49,080	48,043	75,960	82,169	—
Total stockholders’ equity (deficit)	(57,357)	(43,995)	(51,383)	(22,057)	156,411

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Non-GAAP Financial Data:
Adjusted EBITDA(1) (unaudited)	$10,752	$15,941	$22,366	$30,330	$41,354

(1)	We define Adjusted EBITDA as net income (loss), calculated in accordance with GAAP, plus: (i) depreciation; (ii) amortization and change in contingent consideration; (iii) stock-based compensation expense; (iv) interest expense (income), net; (v) income tax (benefit) provision; (vi) interest expense: amortization of convertible debt discounts; (vii) loss (gain) on revaluation of warrants; and (viii) loss on extinguishment of debt.

Adjusted EBITDA is not a recognized presentation in accordance with GAAP. An explanation of the elements of Adjusted EBITDA, a full reconciliation of net income (loss), which is the most directly comparable GAAP measure to Adjusted EBITDA, and the material limitations of Adjusted EBITDA are set forth below. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance;

•	as a factor when determining management’s compensation;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources of our business; and

•	to evaluate the effectiveness of our business strategies.

We believe that the use of Adjusted EBITDA as an operational performance metric provides greater consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results by management and investors. Although calculation of Adjusted EBITDA may vary from company-to-company, our presentation of Adjusted EBITDA may facilitate analysis and comparison of our operating results by management and investors with other peer companies that may use similar non-GAAP financial measures to supplement their GAAP results in their public disclosures. While we believe Adjusted EBITDA is a useful measure for our management and investors in evaluating our operating performance and business trends, there are material limitations to the use of Adjusted EBITDA. For a further discussion of these limitations, see below in this footnote.

We believe that it is useful to exclude non-cash charges for depreciation, amortization and change in contingent consideration, amortization of convertible debt discounts, loss (gain) on revaluation of warrants, losses associated with the extinguishment of debt and stock-based compensation from Adjusted EBITDA because (i) the amount of such non-cash expenses in any specific period may not directly correlate to the underlying operational performance of our business and (ii) such expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired intangible assets, full amortization of convertible debt discounts or the timing of new stock-based awards.

•

Depreciation, amortization and change in contingent consideration. We believe that it is useful to exclude depreciation, amortization and change in contingent consideration from Adjusted EBITDA because depreciation is a function of our capital expenditures, while amortization and change in contingent consideration reflect other asset acquisitions and their associated costs made at a prior point or points in time. In analyzing the performance of our business currently, management believes it is helpful to also consider the business without taking into account costs or benefits accruing from historical decisions on infrastructure and capacity. While these expense and related investments affect the overall financial health of our company, they are separately evaluated and relate to historic decisions. Further, depreciation and amortization do not result in ongoing cash expenditures. Investors should note that the use of assets being depreciated or amortized contributed to revenues earned during the periods presented and will continue to contribute to future period revenues. This depreciation and amortization expense will recur in future periods for GAAP purposes.

•

Losses (gains) associated with the revaluation of warrants. We believe that it is useful to exclude losses (gains) associated with the revaluation of warrants from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation, as well as the impact of non-operational factors such as our share price, on the magnitude of this expense, management excludes these gains or losses when evaluating the ongoing performance of our business.

•

Losses associated with the extinguishment of debt and amortization of convertible debt discount. We believe that it is useful to exclude losses associated with the extinguishment of debt and amortization of convertible debt discount from Adjusted EBITDA. These items vary significantly in size and amount and are excluded by our management when evaluating and predicting earnings trends because these charges are unique to specific financings. We, therefore, exclude these cash and non-cash charges when presenting Adjusted EBITDA.

•

Stock-based compensation expense. We believe that it is useful in evaluating our financial performance to exclude stock-based compensation expense from Adjusted EBITDA because non-cash equity grants made at various points in time based on the value of our stock do not necessarily reflect how our business is performing at any particular time. While we believe that investors should have information about any dilutive effect of outstanding options and the cost of that compensation, we also believe that investors should have the ability to view Adjusted EBITDA as a non-GAAP financial measure that excludes these costs. The determination of stock-based compensation expense is based on many subjective inputs at a point in time and many of these inputs are not necessarily directly related to the performance of our business. Due to subjective assumptions that underlie valuation methodologies used in the calculation of this expense and the variety of stock award types that companies employ, as well as the impact of non-operational factors, such as our share price, on the magnitude of this expense, management believes that providing Adjusted EBITDA as a non-GAAP financial measure that excludes this stock-based compensation expense allows investors to make meaningful comparisons between our operating results and those of other companies.

Although Adjusted EBITDA measures are frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA measures each have limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under GAAP.

A number of the material limitations of our use and presentation of Adjusted EBITDA include:

•	Adjusted EBITDA does not reflect our future requirements for contractual commitments and capital expenditures;

•	Adjusted EBITDA does not reflect cash interest income or expense;

•	Adjusted EBITDA does not reflect cash outflows for income taxes;

•	Adjusted EBITDA does not reflect the stock-based component of employee compensation;

•

although depreciation and amortization are non-cash charges that are excluded from Adjusted EBITDA, the assets being depreciated or amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any current cash requirements for these replacements; and

•

other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently from the manner in which we do, limiting their usefulness as comparative measures by our management or investors.

Management addresses the inherent limitations associated with using the Adjusted EBITDA measure through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of the most directly comparable GAAP measure, net income (loss) to Adjusted EBITDA. Further, management also reviews GAAP measures, and evaluates individual measures that are not included in Adjusted EBITDA such as our level of capital expenditures and interest expense, among other items.

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, unaudited)
Consolidated Statement of Operations Data:
Net income (loss)	$(4,325)	$(634)	$(17,250)	$33,321	$10,499
Depreciation	4,559	4,564	4,164	3,199	2,950
Amortization and change in contingent consideration	7,987	8,398	7,764	11,327	15,674
Stock-based compensation expense	1,770	2,510	2,404	2,244	3,750
Interest income	(1,368)	(851)	(220)	(36)	(36)
Interest expense	1,570	1,102	188	494	1,772
Interest expense: amortization of convertible debt discount	—	71	21,107	—	—
Income tax provision (benefit)	487	495	(1,204)	(19,868)	7,126
Loss (gain) on revaluation of warrants	72	(70)	5,413	(351)	(381)
Loss on extinguishment of debt	—	356	—	—	—

Adjusted EBITDA	$10,752	$15,941	$22,366	$30,330	$41,354

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device including computers, smart phones and other mobile devices such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs assist employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

Our company was founded in 2000 to provide the administration of tax-free commuter benefits. In early 2003, we expanded our business to include the administration of tax-advantaged healthcare programs with our FSA program. As a result of subsequent portfolio purchases made through 2006, we have broadened our CDB offerings to include HRA, HSA and Consolidated Omnibus Budget Reconciliation Act, or COBRA, programs. In 2007 we purchased MHM Resources, or MHM. The MHM small- and medium-sized business, or SMB, portfolio expanded our existing client base and the MHM technology platform enhanced our service offering to SMBs. Between 2008 and 2010, we made three portfolio purchases that have added to our client base and broadened our opportunities with public sector employers. We completed two additional portfolio purchases in January 2012 and December 2012, completed an acquisition in February 2012 and entered into a channel partner arrangement in April 2012.

We market and sell our CDB programs through multiple channels, including direct sales to large enterprises, direct sales and through brokers to SMBs, direct sales to industry purchasing and affiliate groups and through channel partners. Our enterprise sales force targets Fortune 1000 companies and generates new large account relationships through employer prospecting, consultant relationships and strategic partnerships. Our SMB distribution channel complements our enterprise sales channel. It consists of third-party advisors and institutional brokers that sell our CDB programs along with their own complementary products to SMBs. We also sell our services through group purchasing organizations of industry-specific employers with which we negotiate a standard service contract that covers their member entities. Our average sales cycle ranges from approximately two months for SMBs to six to nine months for our large institutional clients.

Our CDB agreements with our larger employer clients, which we refer to as enterprise clients, are typically for three-year terms and provide for monthly fees based on the number of employee participants enrolled in our programs. We price our services based on the estimated number and types of claims, whether payment processing and client support activities will be provided within or outside of the United States, the estimated number of calls to our customer support center and any specific client requirements. Almost all of the healthcare benefit plans we service on behalf of our enterprise clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For our SMB clients, our agreements are typically for one to three year terms and the monthly fee remains constant for the plan year. In some cases, the agreements provide that the monthly fee is subject to upward revision when there is a 10% or greater increase in the number of employee participants during the plan year.

Benefit plan years customarily run concurrently with the calendar year and have an open enrollment period that typically occurs at benefit plan year-end during the fourth quarter of the calendar year. Most of our healthcare CDB agreements are executed in the last quarter of the calendar year. Because the signing of our contract often coincides with open enrollment, employer clients are able to offer our CDB programs to their employees during open enrollment for the upcoming benefit year. As a result of this timing, we are able to obtain significant visibility into our healthcare-related revenue early on in each plan year because healthcare benefit plans are administered on an annual basis, contractual revenue is based on the number of participants enrolled in our CDB programs on a per month basis and the minimum number of enrolled participants for the plan year is usually established at the close of the open enrollment period. In contrast to healthcare CDB programs, enrollment in commuter programs occurs on a monthly basis. Therefore, there is less visibility and some variability in commuter revenue from month-to-month, particularly during the summer vacation period when employee participants are less likely to participate in commuter programs for those months.

We offer prepaid debit cards for use in conjunction with almost all of the plans that we administer. These prepaid debit cards are offered in coordination with commercial banks and card associations. We receive interchange fees from employee participants’ prepaid debit card transactions, which are calculated as a percentage of the expenses transacted on each card. Although the rules do not include an explicit exemption for health benefit cards, these interchange fees are exempt from the Durbin Amendment because there is an exception for general purpose reloadable prepaid cards and some of such cards also fall outside the definitions that establish the scope of coverage. In addition to interchange fees, we also derive revenue through our wholesale card program from fees we charge to assist third party administrators, or TPAs, in issuing our prepaid debit cards to their employee participant groups and in selling their administrative services utilizing our prepaid debit cards to new employee participants. We have historically experienced seasonality in healthcare interchange revenue, which is typically the highest during the first quarter of the year because participants are either using their newly available balances for the current plan year or spending any remaining funds available from the prior plan year during the prior plan year’s grace period. A grace period is generally established by employer clients as January 1 through March 15 of the succeeding plan year and is the period during which employee participants can access funds from the prior plan year’s FSA account. Healthcare interchange revenue generally declines through the second and third quarters and is subject to a small increase in December as some employee participants strive to use their remaining account balances before the end of the plan year.

We also offer transit passes from various transit agencies, which we purchase on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue.

Our cost of revenues typically varies with our revenue and is, therefore, impacted by the seasonality of our business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the commencement of the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods. We also incur higher debit card production expenses in the fourth quarter.

At the beginning of a plan year, most of our enterprise clients provide us with prefunds for their FSA programs based on a percentage of projected elections by the employee participants for the plan year ahead. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. During the plan year, we process employee participants’ FSA claims as they are submitted and typically seek reimbursement from our employer clients within one week after settling the claim. Employer clients generally set a time after the close of a plan year when employee participants in FSA programs are allowed to continue submitting claims for the preceding plan year, which we refer to as a run-out period. At the end of the plan year and following the grace period and run-out period, as applicable, we reconcile all claims paid against the FSA prefund and return any unused funds to the employer. Prior to that point we will have already received an entirely new FSA prefund from a continuing employer client for the new plan year.

Our growth strategy includes acquiring and integrating smaller TPAs to expand our employer client base. We refer to these acquisitions as portfolio purchases.

Consistent with this acquisition strategy, we have made six portfolio purchases since 2007, which include MHM, in September 2007, Creative Benefits, or CB, in September 2008, Planned Benefit Systems, or PBS, in August 2010, the CDB assets of a division of Fringe Benefits Management Company or FBM, in November 2010, and the assets of The Choice Care Card, LLC, also known as Choice Strategies, or CS, in January 2012 and Benefit Concept, Inc., or BCI, in December 2012. In addition, we completed one acquisition, in which we acquired TransitCenter, Inc. (a business we refer to as TransitChek or TC) in February 2012. These portfolio purchases and this acquisition have enabled us to expand our employer client base, particularly in the SMB and public sector markets, and provided an opportunity to cross-sell additional CDB services to our newly acquired employer clients. The purchases of CB and PBS increased our COBRA service offerings, and the purchase of the FBM portfolio expanded our service capabilities to public sector clients. Our model for these portfolio purchases generally involves a payment at closing of the transaction and contingent payments based on achievement of revenue growth targets. Portfolio purchases may have a material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues in the short term as we migrate acquired clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. There are several hundred regional TPA portfolios that we continually monitor and evaluate in order to maintain a robust pipeline of potential candidates for purchase and we intend to continue executing our focused strategy of portfolio purchases to broaden our employer client base. The acquisition of TC enabled us to further expand our commuter tax-advantaged benefit offerings in the SMB market with products tailored to SMB needs. We believe this acquisition will help solidify our position as a leading provider of commuter-related CDBs.

Portfolio purchases and acquisitions may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues, as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies. Additionally, from time to time, we may incur material costs and charges related to consolidating our operations following our portfolio purchases and acquisitions.

Choice Strategies Portfolio Purchase

In January 2012, we acquired all of the operating assets of CS, a third party administrator of predominantly SMB HRA accounts, based in Vermont. CS added approximately 5,100 employer clients, primarily in New England, to our existing business.

TransitCenter Asset Acquisition

In February 2012, we acquired all of the operating assets of TC. TC is exclusively focused on tax advantaged programs for consumer-directed commuter benefits (transit and parking) and serves predominantly SMB employer clients largely concentrated in the New York Metropolitan market. TC offers two variations of commuter programs—TransitChek Basic and TransitChek Premium.

The aggregate non-contingent portion of the purchase price paid in cash for the CS and TC transactions totaled $39.9 million. Of this amount, $39.1 million was paid in January and February 2012. These payments were primarily financed through our revolving credit facility with Union Bank, N.A. In the third quarter of 2012, we paid $5.4 million and $5.2 million of contingent payments to TC and CS, respectively. We currently anticipate an estimated future contingent payment to CS totaling approximately $6.7 million.

Aflac Channel Partner Arrangement

In April 2012, we entered into a channel partner arrangement with American Family Life Assurance Company, or Aflac, pursuant to which Aflac’s FSA and commuter account administration business was substantially transitioned to us from July 2012 through December 2012. In conjunction with the transition, Aflac and we also entered into a separate reseller arrangement pursuant to which Aflac agents will sell our FSA, HRA, HSA, commuter and COBRA at agreed prices and commission levels to new employers going forward.

The timing of the transition of revenue to us and the one-time conversion payments to Aflac are dependent upon the employer clients executing new agreements, a process controlled by our new channel partner and the particular employer client. In 2012, we paid Aflac $6.0 million of one-time conversion payments in connection with employer clients that have transitioned to us. We have paid an additional $0.8 million of one-time conversion payments to Aflac in 2013. The conversion payments are calculated as a function of the expected annual revenue for each employer client. The one-time conversion payments incurred to date have been capitalized and are being amortized over the expected life of the relationships. We have incurred approximately $0.5 million of one-time transition costs through the year ended December 31, 2012, which are primarily cost of revenue, in advance of revenue.

Benefit Concepts, Inc. Acquisition

In December 2012, we acquired BCI, a third party administrator of Consumer-Directed Benefits, such as Flexible Spending Accounts, Health Reimbursement Arrangements and COBRA benefits continuation services based in East Providence, Rhode Island. This acquisition added a new regional base of customers and participant relationships and further strengthens our position in the Consumer-Directed Benefits market. The aggregate noncontingent portion of the purchase price was $17.0 million and was paid in cash on December 31, 2012.

The purchase price also includes a contingent element that requires us to pay the former owners of BCI additional amounts in 2014 and 2015 based upon annualized revenues of BCI for 2014 and 2015, respectively. The initial fair value of the contingent element totaled $11.8 million based on BCI’s forecasted annualized revenues for 2014 and 2015.

Initial Public Offering

On May 15, 2012, we closed our initial public offering, or the IPO. The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1, which was declared effective by the SEC on May 9, 2012. In connection with the IPO we sold 7,475,000 shares of common stock to the public at a price of $9.00 per share, which included 975,000 shares of common stock from the full exercise of the overallotment option of shares granted to the underwriters. We received aggregate proceeds of $62.6 million from the initial public offering and the underwriters’ overallotment option, net of underwriters’ discounts and commissions.

Follow-On Offering

On October 9, 2012, we closed our follow-on public offering, in which we sold 1,000,000 shares of common stock at a price of $17.50 per share, which raised $16.5 million, net of underwriters’ discounts and commissions. Certain selling stockholders, including VantagePoint, sold 5,000,000 shares of common stock in the offering, including 338,566 shares of common stock which were issued upon the exercise of outstanding warrants. In addition, the underwriters exercised their overallotment option to purchase 900,000 additional shares from the selling stockholders, including 31,313 shares of common stock which were issued upon the exercise of outstanding warrants. We did not receive any proceeds from the sale of shares by the selling stockholders other than $1.7 million representing the exercise price of the warrants that were exercised by a selling stockholder in connection with the offering.

Consolidation of Operations

We monitor our operating results and take steps to improve, redirect and consolidate our operations. In the first quarter of 2012, we closed our Troy, Michigan facility and consolidated redundant activities within our operations, which resulted in the elimination of certain personnel. The expenses related to these actions were approximately $0.5 million.

Proposed Changes to Our 2010 Equity Incentive Plan

On March 1, 2013, we filed a definitive proxy statement related to our 2013 Annual Meeting of Stockholders which included, among other proposals, a proposal to amend and restate our 2010 Equity Incentive Plan to (i) add 1,000,000 shares to the total number of shares of common stock reserved for issuance thereunder, (ii) modify the automatic “evergreen provision” so that the total number of shares of common stock reserved for issuance under the 2010 Equity Incentive Plan automatically increases at the beginning of each fiscal year by the lesser of: (A) 4% (instead of the current 3%) of the total number of shares outstanding as of the last day of the immediately preceding fiscal year, (B) 1,500,000 shares, or (C) such other amount as our Board of Directors may determine, (iii) require stockholder approval of an exchange program (as defined thereunder) before such program can be implemented, (iv) modify to allow us the ability to deduct in full under Section 162(m) of the Internal Revenue Code of 1986, as amended, the compensation recognized by its executive officers in connection with certain awards that may be granted under our 2010 Equity Incentive Plan in the future and (v) make certain other changes as described in the proxy statement. Our 2013 Annual Meeting of Stockholders will be held on April 16, 2013.

Adjusted EBITDA

In addition to traditional financial measures, we monitor our Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. Adjusted EBITDA is not a recognized presentation in accordance with generally accepted accounting principles in the United States, or GAAP. The table immediately following this discussion provides a reconciliation of net income (loss), which is the most directly comparable GAAP measure, to this non-GAAP measure. Adjusted EBITDA should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate Adjusted EBITDA or similarly titled measures in the same manner that we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. For further discussion on Adjusted EBITDA, see footnote 1 to “Selected Consolidated Financial Information.”

The following provides a reconciliation of net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
	(unaudited)
Net income (loss)	$(17,250)	$33,321	$10,499
Depreciation	4,164	3,199	2,950
Amortization and change in contingent consideration	7,764	11,327	15,674
Stock-based compensation expense	2,404	2,244	3,750
Interest income	(220)	(36)	(36)
Interest expense	188	494	1,772
Interest expense: amortization of convertible debt discount	21,107	—	—
Income tax provision (benefit)	(1,204)	(19,868)	7,126
Loss (gain) on revaluation of warrants	5,413	(351)	(381)

Adjusted EBITDA	$22,366	$30,330	$41,354

Key Components of Our Results of Operations

Revenue

We generate revenue from three major sources: healthcare solutions, commuter solutions and other services.

Healthcare Revenue

We derive our healthcare revenue from the service fees paid by our employer clients for the administration services we provide in connection with their employee participants’ healthcare FSA, dependent care FSA, HRA and HSA tax-advantaged accounts. Our fee is generally fixed for the duration of the written agreement with our employer client, which is typically three years for our enterprise clients and one to three years for our SMB clients. These fees are paid to us on a monthly basis by our employer clients, and the related services are made available to employee participants pursuant to written agreements between us and each employer client. Almost all of the healthcare benefit plans we service on behalf of our enterprise employer clients are subject to contractual minimum monthly billing amounts. Generally, such minimum billing amounts are subject to upward revision on a monthly basis as our employer clients hire new employees who elect to participate in our programs, but generally are not subject to downward revision when employees leave their employers because we continue to administer those former employee participants’ accounts for the remainder of the plan year. For SMB employer clients, the monthly fee remains constant for the plan year unless there is a 10% or greater increase in the number of employee participants in which case it is subject to upward revision. Revenue is recognized monthly as services are rendered under our written service agreements.

We also earn interchange revenue from debit cards used by employee participants in connection with all of our healthcare programs and through our wholesale card program, which we recognize monthly based on reports received from third parties. We also earn revenue from self-service plan kits called Premium Only Plan kits, or POP revenue.

Commuter Revenue

For our Commuter Express, Commuter Order Model, or COM, and Commuter Account Model, or CAM, we derive our commuter revenue from monthly service fees paid by our employer clients, interchange revenue that we receive from debit cards used by employee participants in connection with our commuter solutions and revenue from the sale of transit passes used in our commuter solutions. Our fees from employer clients are normally paid monthly in arrears based on the number of employee participants enrolled for the month. Most agreements have volume tiers that adjust the per participant price based upon the number of participants enrolled during that month. Revenue is recognized monthly as services are rendered under these written service agreements. We earn interchange revenue from the debit cards used by employee participants in connection with our commuter programs, which we recognize monthly based on reports received from third parties. We also receive commissions from transit passes, which we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue. Commission revenue is recognized on a monthly basis as transactions are placed under written purchase agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties.

Revenue from our TC operations is derived from two programs that are similar in size: TransitChek Basic and TransitChek Premium. Revenue from the TransitChek Basic program is based on a percentage of the face value of the transit and parking passes ordered by employer clients and revenue from the TransitChek Premium program is derived from monthly service fees paid by employer clients based on the number of participants. In both programs, revenues also include interchange revenue that we receive from debit cards used by employee participants in connection with our commuter solutions. We also recognize revenue on our estimate of certain passes that will expire unused over the estimated useful life of the passes, as the amounts paid for these passes are nonrefundable to both the employer client and the employee participant.

Other Revenue

We derive other revenue primarily from our provision of COBRA administration services to employer clients for continuation of coverage for participants who are no longer eligible for the employer’s health benefits, such as medical, dental, vision, and for the continued administration of the employee participants’ HRAs and certain healthcare FSAs. Our agreements to provide COBRA services are not consistently structured and we receive fees based on a variety of methodologies. Other services also include enrollment and eligibility services, employee account administration (i.e., tuition and health club reimbursements) and project-related professional fees. Other services revenue is recognized as services are rendered under our written service agreements.

Costs and Expenses

Cost of Revenues (excluding the amortization of internal use software)

Cost of revenues includes the costs of providing services to our employer clients’ employee participants.

The primary component of cost of revenues is personnel and the expenses related to our claims processing, product support and customer service personnel. Cost of revenues includes outsourced and temporary help costs, check/ACH payment processing services, debit card processing services, shipping and handling costs for cards and passes and employee participant communications costs.

Cost of revenues also includes the losses or gains associated with processing our large volume of transactions, which we refer to as “net processing losses or gains.” In the normal course of our business, we make administrative and processing errors that we cannot bill to our employer clients. For example, we may over-reimburse employee participants for claims they submit or incur the cost of replacing commuter passes that are not received by employee participants. Upon identifying such an error, we record the expense as a processing loss. In certain circumstances, we experience recoveries with respect to these amounts which are recorded as processing gains.

Cost of revenues does not include amortization of internal use software, which is included in amortization, or the cost of operating on-demand technology infrastructure, which is included in technology and development expenses.

Technology and Development

Technology and development expenses include personnel and related expenses for our technology operations and development personnel as well as outsourced programming services, the costs of operating our on-demand technology infrastructure, depreciation of equipment and software licensing expenses. During the planning and post-implementation phases of development, we expense, as incurred, all internal use software and website development expenses associated with our proprietary scalable delivery model. During the development phase, costs incurred for internal use software are capitalized and subsequently amortized once the software is available for its intended use. See “Amortization and Change in Contingent Consideration” below. Expenses associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel and related expenses for our sales, client services and marketing staff, including sales commissions for our direct sales force and external agent/broker commission expense, as well as communication, promotional, public relations and other marketing expenses.

General and Administrative

General and administrative expenses include personnel and related expenses of and professional fees incurred by our executive, finance, legal, human resources and facilities departments.

Amortization and Change in Contingent Consideration

Amortization and change in contingent consideration expense includes amortization of internal use software, amortization of acquired intangible assets and changes in contingent consideration in connection with portfolio purchases and acquisitions.

We capitalize internal use software and website development costs incurred during the development phase and we amortize these costs over the technology’s estimated useful life, which is generally four years. These capitalized costs include personnel costs and fees for outsourced programming and consulting services.

We also amortize acquired intangible assets consisting primarily of employer client agreements and relationships and broker relationships. Employer client agreements and relationships and broker relationships are amortized on a straight-line basis over an average estimated life.

We measure acquired contingent consideration payable each reporting period at fair value and recognize changes in fair value in our consolidated statement of operations each period, until the final amount payable is determined. Increases or decreases in the fair value of the contingent consideration payable can result from changes in revenue forecasts and risk and probability assumptions. Significant judgment is employed in determining the appropriateness of these assumptions in each period.

Other Income (Expense)

Other income (expense) primarily consists of (i) interest income; (ii) interest expense; and (iii) gain (loss) on revaluation of warrants.

Gain (Loss) on Revaluation of Warrants

We account for freestanding warrants that are exercisable into shares of potentially redeemable preferred stock as liabilities by marking-to-market those warrants at each reporting period from the warrant issuance date until their exercise date or expiration. The changes resulting from marking-to-market are presented in our consolidated statements of operations as gain (loss) on revaluation of warrants. Upon the automatic conversion of our preferred stock into common stock in connection with the closing of our IPO in May 2012, the warrants became exercisable for shares of common stock. As the warrants are no longer exercisable into shares of redeemable preferred stock, we will no longer record any mark-to-market changes in the fair value of the warrant in the consolidated statements of operations.

Provision for Income Taxes

We are subject to taxation in the United States. Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. As of December 31, 2012, we remain in a net deferred tax asset position. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

At December 31, 2012, we had federal and state operating loss carryforwards of approximately $38.2 million and $36.9 million, respectively, available to offset future regular and alternative minimum taxable income. Our federal net operating loss carryforwards expire in the years 2023 through 2029, if not utilized. The state net operating loss carryforwards expire in the years 2017 through 2031. The federal and state amounts include tax deduction benefits related to stock options in the amount of $2.7 million and $1.2 million, respectively, that will be booked to additional paid-in capital and that will benefit the tax provision when utilized. We also have tax deductible goodwill related to asset acquisitions. The cumulative amount of amortization deductions through 2012 is $9.3 million.

The American Taxpayer Relief Act of 2012, or the Act, was enacted on January 2, 2013. The Act reinstated the research and development credit retroactively to January 1, 2012 and extended it through 2013. As the law enactment is a subsequent event, no tax benefit from claiming the federal research and development credit has been considered for 2012.

In addition, we had federal and California research and development credit carryforwards of approximately $2.6 million and $1.4 million respectively, available to offset future tax liabilities. The federal research credit carryforwards expire beginning in the years 2022 through 2031, if not fully utilized. The California tax credit carryforward can be carried forward indefinitely.

Our ability to utilize the net operating losses and tax credit carryforwards are subject to restrictions, including limitations in the event of past or future ownership changes as defined in Section 382 of the Internal Revenue Code of 1986, as amended, and similar state tax law (including in connection with this offering). In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). We completed Section 382 studies through December 31, 2011, and updated the analysis encompassing all common stock transactions through October 9, 2012, the date of our follow-on public offering, and have concluded that an ownership change occurred on October 9, 2012. The ownership change should not result in our net operating loss carryforwards or our research and development credits expiring unused. There were no material common stock transactions between October 9, 2012 and December 31, 2012 that would have caused another ownership change.

We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, our provision for income taxes could be materially affected.

Accretion of Redemption Premium

We accounted for redemption premium by recording accretion charges reflecting the changes in the redemption value of certain of our series of redeemable preferred stock over the period from the date of issuance to the earliest redemption date. Upon the completion of our IPO in May 2012, the redeemable preferred shares converted to common shares that are not redeemable. We performed the final re-measurement of the redeemable preferred stock at the effective date and the preferred stock was then reclassified from the mezzanine to equity. Subsequent to the effective date of the IPO, we will no longer record accretion of redeemable preferred shares.

Critical Accounting Policies and Significant Management Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, or GAAP, in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgment and estimates. These significant policies and our procedures related to these policies are described in detail below. In addition, please refer to the “Notes to Consolidated Financial Statements” for further discussion of our accounting policies.

Revenue Recognition

We report revenue for the following product lines: healthcare, commuter and other services.

We recognize revenue when the following criteria are met: collectability is reasonably assured, delivery has occurred, persuasive evidence of an arrangement exists and there is a fixed or determinable fee.

Healthcare and commuter programs include revenues generated from benefit service fees based on employee participant levels, fees based on a percentage of the face value of the transit and parking passes, interchange and other commission fees. The criteria above are generally met each month as we deliver services to our employer clients and their employee participants.

Most of our employee participants utilize prepaid debit cards to pay for their qualified healthcare and commuter expenses and we receive fees, known as interchange, that represent a percentage of the expenses transacted on each card. We also receive commissions from transit passes that we purchase from various transit agencies on behalf of employee participants. Due to our significant volume, we receive commissions on these passes which we recognize as vendor commission revenue. In addition, we recognize revenue on our estimate of passes that will expire unused over the estimated useful life of the passes, as the amounts paid for these passes are nonrefundable to both the employer client and the employee participant.

Valuation of Long-Lived Assets and Goodwill

Long-lived assets, such as property, equipment, acquired intangibles and capitalized internal use software subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable such as: (i) a significant adverse change in the extent or manner in which it is being used or in its physical condition, (ii) a significant adverse change in legal factors or in the business climate that could affect its value, or (iii) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with its use.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. An asset group is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other asset groups. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. With the exception of MHM, we have determined that the entity level is the lowest level at which cash flows can be identified that are largely independent of the cash flows of other assets and liabilities as our revenue is interdependent on the revenue-producing activities and significant shared operating activities of all long-lived assets. The entity level is the aggregation of our three revenue streams arising from the administration of employer client sponsored healthcare programs, commuter programs and other programs. We have identified the long-lived assets of MHM as a separate asset group because we believe that the financial information available is sufficient to determine the cash inflows and outflows of certain MHM assets. Management evaluates on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

We perform an annual goodwill impairment test on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. The goodwill impairment analysis is a two-step process: First, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If we determine that the estimated fair value of the reporting unit is less than its carrying value, we move to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit’s goodwill in a manner similar to a purchase price allocation.

In September 2011, the FASB issued new guidance intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendments also expand upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We adopted the new guidance in the fourth quarter of 2012. In assessing the qualitative factors, we assess relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, overall financial performance, our specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact. At December 31, 2012, based on the qualitative evaluation performed, management determined that it is not more likely than not that goodwill is impaired and the two-step goodwill impairment test was not deemed necessary.

When reviewing goodwill for impairment, we assess whether goodwill should be allocated to operating levels lower than our single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. Currently, our one reporting unit was determined to be the Company’s one operating segment in accordance with FASB ASC 280, Segment Reporting.

To date, we have not made any impairment adjustments to goodwill, as the fair value of our reporting unit in all prior years has always exceeded our carrying value by a significant amount.

Income Taxes

We are subject to income taxes in the United States. Significant judgments are required in determining the consolidated provision for income taxes.

We use the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the belief that our tax return positions are supportable, we believe that certain positions may not be more likely than not of being sustained upon review by tax authorities. As of December 31, 2012, our unrecognized tax benefits approximated $2.5 million, and we have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. We believe that our accruals for tax liabilities are adequate for all open audit years based on our assessment of many factors, including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. We do not anticipate any adjustments would result in a material change to our financial position. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Management periodically evaluates if it is more likely than not that some or all of the deferred tax assets will be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. In order to support a conclusion that a valuation allowance is not needed, positive evidence of sufficient quantity and quality (objective compared to subjective) is necessary to overcome negative evidence.

In the future, if there is a significant negative change in our operating results or the other factors that were considered in making this determination, we could be required to record a valuation allowance against our deferred tax assets. Any subsequent increases in the valuation allowance will be recognized as an increase in deferred tax expense. Any decreases in the valuation allowance will be recorded either as a reduction of the income tax provision or as a credit to paid-in capital if the associated deferred tax asset relates to windfall stock option deductions on the exercise of stock options.

Stock-Based Compensation

Stock-based compensation for stock awards is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes option pricing model and is recognized as an expense over the requisite service period, which is generally the vesting period. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price and related volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, estimated forfeitures and expected dividends. The following table sets forth the assumptions made with respect to these issues during 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
Weighted average fair value of underlying stock per share	$5.58	$11.24	$10.66
Expected volatility	48.33%	55.78%	52.79%
Risk-free interest rate	2.43%	2.58%	1.26%
Expected term	6.9 years	5.9 years	6.6 years
Dividend yield	—%	—%	—%

We changed our method of estimating expected term in 2010 from using historical and observed exercises to using the “simplified” method as an estimate of expected term. We based the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We estimate expected volatility based on the historical volatility of comparable companies from a representative peer-group. We do not anticipate paying any cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We true-up our forfeitures monthly to vested amounts. If we use different assumptions for estimating stock-based compensation expense in future periods, or if actual forfeitures differ materially from our estimated forfeitures, future stock-based compensation expense may differ significantly from what we have recorded in the current period and could materially affect our income from operations, net income and net income per share.

Prior to the date our common stock began trading on the NYSE, the fair value of our common stock had been approved by the board of directors at each grant date based on a variety of factors, including periodic valuations of our common stock, our financial position, historical financial performance, projected financial performance, valuations of publicly traded peer companies arm’s-length sales of our common stock, and the illiquid nature of common stock. Since our IPO, we determine the fair value of our common stock based on the closing price as quoted on the NYSE of our common stock on the stock option grant date.

Accretion of Redemption Premium

We accounted for redemption premium by recording accretion charges reflecting the changes in the redemption value of certain of our series of redeemable preferred stock over the period from the date of issuance to the earliest redemption date. Upon the closing date of our IPO in May 2012, all outstanding redeemable preferred shares were converted into shares of common stock which is non-redeemable. We performed the final re-measurement of the redemption value of the redeemable preferred stock at the effective date and the redeemable preferred stock was then reclassified from the mezzanine level of the consolidated balance sheet into equity at the closing of the IPO. We therefore did not record accretion of redeemable preferred shares during the third and fourth quarters of 2012.

Results of Operations

The following table sets forth our results of operations for the specified periods:

	Year Ended December 31
	2010	2011	2012
	(in thousands)
Consolidated Statement of Operations Data:
Revenues:
Healthcare	$75,771	$90,917	$112,905
Commuter	29,304	33,325	51,817
Other	9,972	11,395	12,560

Total revenues	115,047	135,637	177,282

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	50,205	55,651	64,647
Technology and development	12,640	13,526	18,849
Sales and marketing	18,173	20,697	30,341
General and administrative	18,231	20,876	28,839
Amortization and change in contingent consideration	7,764	11,327	15,674

Total operating expenses	107,013	122,077	158,350
Income from operations	8,034	13,560	18,932
Other income (expense):
Interest income	220	36	36
Interest expense	(188)	(494)	(1,772)
Interest expense: amortization of convertible debt discount	(21,107)	—	—
Gain (loss) on revaluation of warrants	(5,413)	351	381
Other income	—	—	48

Income (loss) before income taxes	(18,454)	13,453	17,625
Income tax benefit (provision)	1,204	19,868	(7,126)

Net income (loss)	(17,250)	33,321	10,499
Accretion of redemption premium expense	(6,740)	(6,209)	(2,301)

Net income (loss) attributable to common stockholders	$(23,990)	$27,112	$8,198

	Year Ended December 31
	2010	2011	2012
Consolidated Statement of Operations Data as a Percentage of Revenue:
Revenues:
Healthcare	66%	67%	64%
Commuter	25	25	29
Other	9	8	7

Total revenues	100	100	100

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	44	41	36
Technology and development	11	10	10
Sales and marketing	16	15	17
General and administrative	16	16	16
Amortization and change in contingent consideration	6	8	9

Total operating expenses	93	90	88

Income from operations	7	10	12
Other income (expense):
Interest income	—	—	—
Interest expense	—	—	(1)
Interest expense: amortization of convertible debt discount	(18)	—	—
Gain (loss) on revaluation of warrants	(5)	—	—
Other income	—	—	—

Income (loss) before income taxes	(16)	10	11
Income tax benefit (provision)	1	15	(4)

Net income (loss)	(15)	25	7
Accretion of redemption premium expense	(6)	(5)	(1)

Net income (loss) attributable to common stockholders	(21)%	20%	6%

Revenue

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
Revenue:
Healthcare	$75,771	$90,917	$112,905	20%	24%
Commuter	29,304	33,325	51,817	14%	55%
Other	9,972	11,395	12,560	14%	10%

Total revenue	$115,047	$135,637	$177,282	18%	31%

Healthcare Revenue

The $22.0 million increase in healthcare revenue from 2011 to 2012 was primarily driven by the inclusion of a full year of post-purchase revenue of $13.8 million for CS, which was acquired in January 2012. Healthcare revenue was further driven by a $7.0 million increase in FSA, HRA and HSA revenue due to greater employee participation in our programs during 2012 as compared to 2011, and higher interchange fees of $2.4 million due to increased debit card usage as well as an increase in the number of debit cards issued. The increases in healthcare revenue were partially offset by a decrease of $1.2 million in Premium Only Plan kits, or POP, revenue during 2012 as compared to 2011. These are self-service plan kits that we provide to employer clients to initiate the deduction of healthcare premiums on a tax deferred basis.

The $15.1 million increase in healthcare revenue from 2010 to 2011 was primarily driven by the inclusion of a full year of post-purchase revenue of $4.4 million and $8.9 million for PBS and FBM, which were acquired in August 2010 and November 2010, respectively. Healthcare revenue also increased due to $1.2 million of increased revenue from SMB employer clients, which includes $0.5 million of increased Premium Only Plan kits revenue.

Commuter Revenue

The $18.5 million increase in commuter revenue from 2011 to 2012 was primarily driven by the inclusion of a full year of post-purchase revenue of $17.8 million for TC, which was acquired in February 2012. Commuter revenue was further increased by $0.4 million due to increased participation in our commuter programs and by $0.2 million from interchange revenue as a result of increased prepaid debit card usage as well as an increase in the number of debit cards issued.

The $4.0 million increase in commuter revenue from 2010 to 2011 was primarily driven by an increased number of employee participants and the addition of a large employer client in the first quarter of 2011. Commuter interchange revenue also increased by $0.9 million as a result of increased prepaid debit card usage.

Other Revenue

The $1.2 million increase in other revenue from 2011 to 2012 was driven by an increase in COBRA revenue and direct billing services.

The $1.4 million increase in other revenue from 2010 to 2011 was primarily driven by the inclusion of a full year of post-purchase COBRA revenue of $1.6 million and $1.4 million for PBS and FBM, respectively. These increases were offset, in part, by decreases in COBRA revenue, in part due to the loss of employee participants and, in part, due to the ending of the American Recovery and Reinvestment Act (ARRA), which provided a subsidy for COBRA benefits.

Cost of Revenue

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
Cost of revenues (excluding amortization of internal use software)	$50,205	$55,651	$64,647	11%	16%
Percent of revenue	44%	41%	36%

The $9.0 million increase in cost of revenues (excluding amortization of internal use software) from 2011 to 2012 was driven by the inclusion of approximately $9.1 million in post-purchase expenses for CS and TC, primarily related to salaries and personnel-related costs, as well as an increase of $0.9 million in temporary workers expense and $0.4 million in outsourcing services as a result of increased processing and client support activities. These increases were offset in part by decreases in depreciation due to assets becoming fully depreciated and decreases in salaries and personnel-related costs of $0.4 million primarily as a result of the integration of PBS and FBM. In 2012, there was a net processing loss of $0.3 million for the year compared to a net processing loss of $0.5 million for 2011. The lower net processing loss for 2012 was primarily the result of a favorable adjustment due to the recognition of transit agency credits. The cost of revenues decreased as a percentage of revenue for 2012 as compared to 2011 by 5%, primarily due to the TC acquisition that added to our commuter revenue, which has lower direct expenses relative to healthcare revenue which experiences higher claims processing costs.

The $5.4 million increase in cost of revenues (excluding amortization of internal use software) from 2010 to 2011 was primarily driven by the inclusion of a full year of post-purchase expenses for PBS and FBM of $10.4 million. These increases were offset, in part, by a $1.7 million decrease in costs as a result of substantially completing the integration of CB and a decrease in outsourced services expense of $0.8 million primarily related to savings from a negotiated reduction in rates with a third party vendor. In addition, payroll and related expenses and temporary worker expense decreased $1.1 million due to operations consolidation, the termination of ARRA and a decrease in depreciation expense of $0.5 million. The decrease in cost of revenues as a percentage of revenue was due to the significant increase in revenue and the cost reduction items discussed above.

As we continue to scale our operations, we expect our cost of revenues to increase in dollar amount to support increased employer client and employee participant levels. Cost of revenues will continue to be affected by our portfolio purchases, acquisitions and channel partner arrangements. Prior to migrating to our proprietary technology platforms, these new portfolios often operate with higher service delivery costs that result in increased cost of revenues until we are able to complete the migration process, which typically occurs over the 12- to 24-month period following closing of the portfolio purchase or acquisition.

Technology and Development

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
Technology and development	$12,640	$13,526	$18,849	7%	39%
Percent of revenue	11%	10%	10%

The $5.3 million increase in technology and development expenses from 2011 to 2012 was driven by the inclusion of approximately $4.0 million in post-purchase expenses for CS and TC, primarily related to salaries and personnel-related costs. This increase was also driven by an increase in temporary help, consulting services and salaries and personnel-related costs of $3.7 million, due to continued investment in improving the functionality of our platform and mobile features. These costs were partly offset by an increase in expenditures qualifying for capitalization of $2.4 million in 2012 related to implementation of additional features and functionality to our platform.

The $0.9 million increase in technology and development expenses from 2010 to 2011 was primarily driven by an increase in salaries and personnel-related costs of approximately $1.5 million, an increase in outsourced services and temporary help and consulting services of $1.0 million related to the reporting capability and functionality of our platform and $0.9 million in Shared Services Agreement expenses paid to FBMC for support provided to certain acquired customer contracts. These increases were partially offset by a $2.3 million increase in the expenditures qualifying for capitalization in 2011 related to implementation of additional mobile features for our platform, mobile applications for our SMB client base as well as the development of functionality and integration of our COBRA platform. The decrease in technology and development expenses as a percentage of revenue was primarily due to the significant increase in revenue.

We intend to continue enhancing the functionality of our software platform as part of our continuous effort to improve our employer client and employee participant experience and to maintain and enhance our control and compliance environment. As a result of our focus on technology development, our CS portfolio purchase and our TC acquisition, we expect our technology and development expenses to increase in dollar amount in future periods. The timing of development and enhancement projects, including whether they are in phases where costs are capitalized or expensed, will significantly affect our technology and development expense both in dollar amount and as a percentage of revenue.

Sales and Marketing

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
Sales and marketing	$18,173	$20,697	$30,341	14%	47%
Percent of revenue	16%	15%	17%

The $9.6 million increase in sales and marketing expense from 2011 to 2012 was primarily due to the acquisition of CS and TC, which increased sales and marketing expense by $8.0 million, primarily related to salaries and personnel-related costs and commission sales expense. Salaries and personnel-related costs also increased by $1.7 million due to increased hiring of sales and marketing personnel outside of CS and TC.

The $2.5 million increase in sales and marketing expense from 2010 to 2011 was primarily driven by $2.5 million of additional expense arising from the acquisition of PBS and FBM. Excluding PBS and FBM, payroll and related expenses increased by approximately $0.8 million due to increased headcount associated with the growth of our business. These increases were partially offset by decreases of $0.4 million related to the completion of a public relations campaign and $0.2 million of advertising expense. The decrease in sales and marketing expense as a percentage of revenue was due to the significant increase in revenue.

Sales and marketing expense as a percentage of revenue increased in 2012 as compared to 2011 by 2%. This increase was primarily due to our TC acquisition and CS portfolio purchase having higher relative sales and marketing expenses as a percentage of revenue.

We intend to continue to invest in sales, client services and marketing by hiring additional direct sales personnel and continuing to build our broker and channel relationships. We also intend to promote our brand through a variety of marketing and public relations activities. As a result, we expect our sales and marketing expenses to increase in dollar amount in future periods.

General and Administrative

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
General and administrative	$18,231	$20,876	$28,839	15%	38%
Percent of revenue	16%	16%	16%

The $8.0 million increase in general and administrative expense from 2011 to 2012 was primarily due to the inclusion of approximately $4.8 million in post-purchase expenses for CS and TC, primarily related to salaries and personnel-related costs. General and administrative expenses also increased by $1.4 million due to increased professional and consulting expenses and salaries and personnel-related costs, resulting from continued efforts to enhance our control environment and to meet other requirements of being a public company and other compensation costs. General and administrative expenses also increased by $1.1 million due to additional stock-based compensation expense incurred during 2012 as a result of the vesting of performance-based option grants at the closing of our IPO, a one-time adjustment related to past grants and additional expense from stock option grants made during 2012. The remaining $0.7 million increase in general and administrative expenses was primarily driven by increased allocation of facilities costs to general and administrative departments as a result of increased headcount.

The $2.6 million increase in general and administrative expenses from 2010 to 2011 was primarily driven by an increase in payroll and related expenses, professional services expense and outsourced services expense aggregating approximately $3.3 million primarily due to our preparation to become a public company. These increases were partially offset by a $0.8 million decrease in temporary help and consulting services due to the completion of finance related infrastructure projects in 2010.

As we continue to grow, we expect our general and administrative expenses to increase in dollar amount as we expand general and administrative headcount to support our continued growth and due to the increased expenses associated with being a public company.

Amortization and Change in Contingent Consideration

	Year Ended December 31,			Change from prior year
	2010	2011	2012	2011	2012
	(in thousands)
Amortization and change in contingent consideration	$7,764	$11,327	$15,674	46%	38%

Our amortization and change in contingent consideration consists of three components: amortization of internal use software, amortization of acquired intangibles and change in contingent consideration. We capitalize our software development costs related to the development and enhancement of our business solution. When the technology is available for its intended use, the capitalized costs are amortized over the technology’s estimated useful life, which is generally four years. Acquired intangibles are also amortized over their useful lives.

The $4.3 million increase in amortization and change in contingent consideration from 2011 to 2012 was primarily due to a $3.9 million increase in amortization of acquired intangible assets driven by the CS portfolio purchase and TC acquisition.

The $3.6 million increase in amortization and change in contingent consideration from 2010 to 2011 was primarily due to charges of $1.4 million and $1.3 million, respectively, for contingent consideration related to our PBS and FBM portfolio purchases. These increases were driven by increases in revenue levels achieved and forecasted to be achieved in 2012. Amortization of acquired intangible assets increased $0.5 million due to the inclusion of a full year of post-purchase amortization of acquired intangible assets related to FBM and PBS.

Other Income (Expense)

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Interest income	$220	$36	$36
Interest expense	(188)	(494)	(1,772)
Interest expense: amortization of convertible debt discount	(21,107)	—	—
Other income	—	—	48

The increase in interest expense from 2011 to 2012 was due to the increase in the amount borrowed under our credit facility with Union Bank, N.A. in 2012 to finance the TC acquisition.

The increase in interest expense from 2010 to 2011 was primarily due to the increase in the outstanding amount borrowed under our credit facility with Union Bank, N.A. in 2011 as compared to 2010.

The absence of amortization of convertible debt discount in 2011 is due to the full amortization of the convertible notes in 2010 and the conversion of the notes to equity in July 2010.

Revaluation of Warrants

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Gain (loss) on revaluation of warrants	$(5,413)	$351	$381

Upon the closing of our IPO in May 2012 and the automatic conversion of the outstanding shares of our preferred stock into shares of common stock, the warrant for Series C redeemable preferred stock became exercisable for shares of common stock. We performed the final re-measurement of the warrant for Series C redeemable preferred stock at the closing date and the warrant was then reclassified from liability to equity. We did not record any mark-to-market changes in the fair value of these warrants in the statement of operations during the third and fourth quarters of 2012.

The mark-to-market adjustment related to our outstanding warrants for Series C redeemable preferred stock was a $0.4 million gain for the year ended December 31, 2011 primarily due to a decline in the underlying fair market value of our Series C redeemable preferred stock.

Income Taxes

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Income tax (provision) benefit	$1,204	$19,868	$(7,126)

The change from 2011 to 2012 was primarily related to the release of the $25.9 million valuation allowance in 2011 and the result of increases in federal income taxes, driven by higher taxable income year over year.

The change from 2010 to 2011 was primarily related to the release of the $25.9 million valuation allowance at December 31, 2011. In the fourth quarter of 2011, we determined that the positive evidence of taxable income coupled with our forecasted profitability outweighed the negative evidence of prior losses. We deferred action on the release of the valuation allowance until the fourth quarter of 2011 when we had visibility into our 2012 enrollment levels, including enrollment and a full year of results from our 2010 portfolio purchases.

Accretion of Redemption Premium

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Accretion of redemption premium expense	$(6,740)	$(6,209)	$(2,301)

We accounted for redemption premium by recording accretion charges reflecting the changes in the redemption value of certain of our series of redeemable preferred stock over the period from the date of issuance to the earliest redemption date. Upon the closing date of our IPO in May 2012, all outstanding redeemable preferred shares were converted into shares of common stock which is non-redeemable. We performed the final re-measurement of the redemption value of the redeemable preferred stock at the effective date and the redeemable preferred stock was then reclassified from the mezzanine level of the consolidated balance sheet into equity at the closing of the IPO. We therefore did not record accretion of redeemable preferred shares during the third and fourth quarters of 2012.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters ended December 31, 2012. The data has been prepared on the same basis as the audited consolidated financial statements and related notes included in this prospectus and you should read the following tables together with such financial statements. The quarterly results of operations include all normal recurring adjustments necessary for a fair presentation of this data. Results of interim periods are not necessarily indicative of results for the entire year and are not necessarily indicative of future results.

	Quarter Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands, unaudited)
Consolidated Statements of Operations Data:
Revenue:
Healthcare	$24,225	$22,854	$21,511	$22,327	$29,230	$27,615	$26,508	$29,552
Commuter	8,207	8,382	8,271	8,465	11,992	13,220	13,090	13,515
Other	2,892	2,625	2,665	3,213	3,088	2,942	2,940	3,590

Total revenue	35,324	33,861	32,447	34,005	44,310	43,777	42,538	46,657

Cost of revenues (excluding amortization of internal use software)	15,366	13,244	12,537	14,504	17,057	15,620	15,210	16,760
Technology and development	3,492	3,447	3,403	3,184	4,340	4,622	4,784	5,103
Sales and marketing	5,249	5,209	4,733	5,506	7,209	7,267	6,901	8,964
General and administrative	5,362	5,104	5,163	5,247	7,478	7,325	6,950	7,086
Amortization and change in contingent consideration	2,493	2,682	2,985	3,167	4,438	4,094	3,713	3,429

Total operating expenses	31,962	29,686	28,821	31,608	40,522	38,928	37,558	41,342

Income from operations	3,362	4,175	3,626	2,397	3,788	4,849	4,980	5,315
Other income (expense):

Interest income	11	9	7	9	10	9	14	3
Interest expense	(86)	(111)	(125)	(172)	(405)	(452)	(456)	(459)
Gain (loss) on revaluation of warrants	(110)	51	627	(217)	(26)	407	—	—
Other income	—	—	—	—	15	12	19	2

Income before income taxes	3,177	4,124	4,135	2,017	3,382	4,825	4,557	4,861
Income tax (provision) benefit	(148)	(253)	(234)	20,503	(1,372)	(1,601)	(2,034)	(2,119)

Net income	3,029	3,871	3,901	22,520	2,010	3,224	2,523	2,742
Accretion of redemption premium (expense) benefit	(2,768)	(2,924)	387	(904)	(1,523)	(778)	—	—

Net income attributable to common stockholders	$261	$947	$4,288	$21,616	$487	$2,446	$2,523	$2,742

	Quarter Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands, unaudited)
Condensed Consolidated Statements of Operations Data as a Percentage of Revenue:
Revenue:
Healthcare	69%	67%	66%	66%	66%	63%	62%	63%
Commuter	23	25	26	25	27	30	31	29
Other	8	8	8	9	7	7	7	8

Total revenue	100	100	100	100	100	100	100	100

Cost of revenues (excluding amortization of internal use software)	43	39	39	43	38	36	36	36
Technology and development	10	10	10	9	10	10	11	11
Sales and marketing	15	16	15	16	16	17	16	19
General and administrative	15	15	16	16	17	17	16	15
Amortization and change in contingent consideration	7	8	9	9	10	9	9	7

Total operating expenses	90	88	89	93	91	89	88	88

Income from operations	10	12	11	7	9	11	12	12
Other income (expense):
Interest income	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	(1)	(1)	(1)	(1)
Gain (loss) on revaluation of warrants	—	—	2	(1)	—	1	—	—
Other income	—	—	—	—	—	—	—	—

Income before income taxes	10	12	13	6	8	11	11	11
Income tax (provision) benefit	(1)	(1)	(1)	60	(3)	(4)	(5)	(5)

Net income	9	11	12	66	5	7	6	6
Accretion of redemption premium (expense) benefit	(8)	(8)	1	(2)	(4)	(2)	(1)	(1)

Net income attributable to common stockholders	1%	3%	13%	64%	1%	5%	5%	5%

Changes in healthcare revenue reflect the seasonality of this portion of our business. The first quarter is expected to provide increased revenues because we continue to bill employer clients for employee participants who terminate their enrollment for the new plan year, but who still participate in the run-out or grace period of the old plan year that normally runs through the first quarter of the new plan year. Interchange revenue also typically increases during the first quarter due to employee participants who utilize their account balances for the new plan year and other employee participants who are spending any remaining account balances they may have under the old plan year during the grace period. The declining trend of healthcare revenue over the second and third quarters is partially attributable to a gradual decrease in interchange revenue as employee participants begin to slow their spending as the year progresses, subject to a small increase in activity in December as some employee participants spend the remainder of their account balance prior to the end of the year. In addition, during the late third and fourth quarters, we have an increase in our revenue from sales of a self-service plan kit that we provide employer clients to initiate the deduction of healthcare premiums on a tax deferred basis, without the use of a spending account, which we refer to as our Premium Only Plan. Our quarterly revenue can also be impacted by the timing of our acquisitions and portfolio purchases.

Employees may elect to participate in our commuter programs at any time during the year. In the past, we have experienced some seasonality in this portion of our business because participation rates typically slow during the summer as employee participants take vacations and do not purchase transit passes or parking through us during that time period.

Other services revenues, which consist of COBRA and enrollment and eligibility fees, are generally consistent throughout the year but may increase in the fourth quarter due to additional enrollment and eligibility fees being earned after our clients’ open enrollment seasons.

In the first quarter of 2011, quarterly revenue reflected additional revenue from FBM, an increase in commuter participants and the seasonal increase in healthcare activity associated with the new plan year and run-out grace periods for the 2010 plan year when compared to the second quarter of 2011. POP revenue increased by $1.0 million from the third quarter of 2011 to the fourth quarter of 2011, which reflects the seasonality of this revenue and is consistent with 2010. The first quarter of 2012 included $3.3 million and $3.0 million of post-purchase revenue from TC and CS, respectively, and an additional $3.7 million of interchange revenue as compared to the fourth quarter of 2011 due to seasonality, increased debit card usage and an increase in the number of debit cards issued. First quarter 2012 revenue also reflected an increase in commuter participants and the seasonal increase in healthcare activity associated with the new plan year and run-out grace periods for the 2011 plan year when compared to the second quarter of 2012. Third quarter 2012 healthcare revenue decreased by approximately $1.0 million due to a drop in interchange revenue as compared to the second quarter of 2012 due to the seasonality of decreasing debit card usage as the year progressed. In the fourth quarter of 2012, quarterly revenue reflected additional revenue of approximately $1.3 million from new business related to our channel partnership arrangement with Aflac when compared to the third quarter of 2012. Healthcare revenue was further increased by POP revenue of approximately $0.8 million when compared to the third quarter of 2012, which reflects the seasonality of this revenue.

Starting in the first quarter of 2012, our quarterly healthcare revenue reflected additional growth attributable to our CS portfolio purchase and quarterly commuter revenue reflected additional growth attributable to our TC acquisition.

Cost of revenues (excluding amortization of internal use software) typically varies based on our revenue and is, therefore, impacted by the seasonality of the business. We incur higher expenses in the first quarter associated with increased headcount in the form of temporary workers, consultants and other outsourced services that are required to cover the increased call volume and activity associated with the new plan year. The need for these resources diminishes in the second and third quarters, but increases again in the fourth quarter when we provide services to our employer clients during their open enrollment periods. The fourth quarter also reflects expenses that relate to the sale of our Premium Only Plan kits and the production of debit cards. In addition, our quarterly revenue can also be impacted by the timing of our portfolio purchases. Portfolio purchases may have a short-term material adverse impact on our results of operations, including a potential material adverse impact on our cost of revenues as we seek to migrate acquired employer clients to our proprietary technology platforms, typically over the succeeding 12 to 24 months, in order to achieve additional operating efficiencies.

The first quarter of 2011 reflected additional cost of revenues of $1.4 million and $1.6 million, due to the purchases of PBS and FBM, respectively. Cost of revenues (excluding amortization of internal use software) for the first quarter of 2011 also increased in dollar amount due to the seasonal increases in our customer service center costs when compared to the second quarter of 2011 but decreased as a percentage of revenue as a result of our increased sales revenues. In the second quarter of 2011, there was a decrease of $1.0 million in outsourced services expenses. Of the $1.0 million decrease, $0.5 million relates to savings for the first quarter of 2011 as a result of completion of the re-negotiation of a services agreement effective January 1, 2011. The decrease in cost of revenues from the second quarter of 2011 to the third quarter of 2011 was primarily caused by our continued efforts to consolidate operations and the seasonality of our business. Cost of revenues for the fourth quarter of 2011 increased in dollar amount due to increased outsourced services that are required to cover higher call volume during open enrollment and expenses that relate to the sale of our Premium Only Plan kits and the production of debit cards. The first quarter of 2012 included $1.9 million of post-purchase cost of revenues from TC and CS. Cost of revenues for the first quarter of 2012 also increased in dollar amount due to the seasonal increases in our customer service center costs when compared to the second quarter of 2012. The fourth quarter of 2012 reflected additional cost of revenues of approximately $0.8 million due primarily to increases in our customer service center costs for servicing the new business related to Aflac when compared to the third quarter of 2012.

Starting in the first quarter of 2012, quarterly cost of revenues and operating expenses increased in part due to our CS portfolio purchase and TC acquisition, primarily due to the additional headcount expenses.

Technology and development expense is most significantly affected by changes in the stage of development of our internal use software, which determines whether amounts spent are capitalized or expensed.

Sales and marketing expense generally varies from quarter to quarter based on when we undertake promotion activities and when sales commissions are earned. Sales and marketing expense increased in the fourth quarter of 2011 relative to the third quarter of 2011 due to the commencement of a six-month pilot sales program to increase market awareness for our commuter program.

General and administration expense varies from quarter-to-quarter based on the timing of expenses for accounting. In the first quarter of 2011, payroll and related expenses increased by $0.7 million quarter-to-quarter as we increased our bonus expense accrual based on our 2011 forecast and filled several open positions. The first quarter of 2011 also reflected the expenses associated with our annual audit for 2010. Our general and administration expenses increased from the fourth quarter of 2011 to the first quarter of 2012 due to $1.3 million of post-purchase expenses from TC and CS, expenses associated with our annual audit and a $0.2 million restructuring charge related to closing our Troy, Michigan facility.

Amortization and change in contingent consideration increased by $0.3 million from the second quarter of 2011 to the third quarter of 2011, by $0.2 million from the third quarter of 2011 to the fourth quarter of 2011 and by $0.7 million from the fourth quarter of 2011 to the first quarter of 2012 due to increased contingent consideration for our PBS and FBM portfolio purchases. The first quarter of 2012 also included $0.7 million of amortization of acquired intangibles related to TC and CS.

Income tax (provision) benefit in the fourth quarter of 2011 reflects the release of the $25.9 million valuation allowance. In the fourth quarter of 2011, we determined that the positive evidence of taxable income coupled with our forecasted profitability outweighed the negative evidence of prior losses. We deferred action on the release of the valuation allowance until the fourth quarter of 2011 when we had visibility into our 2012 enrollment levels, including enrollment and a full year of results from our 2010 portfolio purchases. We believe this information provides the basis for reliable forecasts of our 2012 pre-tax income due to the fixed monthly fees that form the majority of our revenue. Accordingly, in the fourth quarter of 2011, we released the valuation allowance on our deferred tax assets. Following this, our provision for income taxes for the first quarter of 2012 was $1.4 million or an effective annual tax rate of approximately 40%.

Liquidity and Capital Resources

At December 31, 2012, our principal sources of liquidity were cash and cash equivalents totaling $305.1 million comprised primarily of prefunds by clients of amounts to be paid on behalf of employee participants as well as, in recent years, other cash flows from operating activities. In connection with our May 2012 IPO, we raised aggregate gross proceeds of $67.3 million; after deducting underwriting discounts and commissions of $4.7 million and offering expenses payable by us of $5.5 million, we received approximately $57.0 million. In October 2012, we raised aggregate gross proceeds of $17.5 million from our follow-on public offering; after deducting underwriting discounts and commissions of $1.0 million and offering expenses payable by us of approximately $0.9 million, we received approximately $15.5 million.

Prior to our public offerings, our operations had been financed primarily through cash flows from operating activities, the sale of convertible preferred stock and short and long-term borrowings.

We believe that our existing cash and cash equivalents, expected cash flow from operations, and net proceeds from our public offerings will be sufficient to meet our operating and capital requirements, as well as anticipated cash requirements for potential future portfolio purchases, over at least the next 12 months. We have historically been able to fulfill our obligations as incurred and expect to continue to fulfill our obligations in the future. Our expectation is based on our current and anticipated client retention rates and our continuing funding model in which the vast majority of our enterprise clients provide us with prefunds as more fully described below under “—Prefunds.” To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, including any potential portfolio purchases; we may need to raise additional funds through public or private equity or debt financing. We cannot provide assurance that we will be able to raise additional funds on favorable terms, if at all.

Prefunds

Under our contracts with the vast majority of our enterprise employer clients, we receive prefunds that have been and are expected to continue to be a significant source of cash flows from operating activities. Each prefund is reflected in cash and cash equivalents on our balance sheet with an equivalent customer obligation recorded as a liability as the prefund is received. Changes in these prefunds and corresponding customer obligations are reflected in our cash flows from operating activities. The substantial majority of our SMB employer clients deposit funds into a separate custodial account, and those funds are neither a source of cash flows from operating activities nor reflected on our balance sheet. These SMB employer clients are responsible for maintaining an adequate balance in those custodial accounts to cover their employee participants’ claims. We only pay SMB employee participant claims from amounts in the custodial accounts.

The operation of these prefunds for our enterprise employer clients throughout the year typically is as follows: at the beginning of a plan year, these employer clients provide us with prefunds for their FSA and HRA programs based on a percentage of projected spending by the employee participants for the plan year. In the case of our commuter program, at the beginning of each month we receive prefunds based on the employee participants’ monthly elections. These prefunds are typically replenished on a weekly basis by our FSA and HRA employer clients and on a monthly basis by our commuter employer clients, in each case, after we have advanced the funds necessary to process employee participants’ FSA and HRA claims as they are submitted to us and to pay vendors relating to our commuter programs. As a result, our cash balances can vary significantly depending upon the timing of invoicing of, and payment by, our employer clients of reimbursement for payments we have made on behalf of employee participants. This prefunding activity covers our estimate of approximately one week of spending on behalf of the employer client’s employee participants. We do not require a prefund to administer any of our HSA programs because employee participants in these programs only have access to funds they have previously contributed.

By way of example, a new FSA enterprise employer client with a plan year starting January 1 will typically provide between 4-6% of the projected annual election for its employee participants as a prefund. In this example, we would typically receive this prefunding in late December. Once the new plan year starts, the employee participants can immediately access all elected funds of their FSA benefit even before any payroll deductions have commenced. This access to funds differs from our HSA programs where available funds are added to employee participants’ accounts only as payroll deductions occur and HRA programs where funds are only available as contributions are made.

Following the run-out period and grace period, the FSA prefunds from the prior plan year are reconciled and funds are returned to the employer clients, resulting in a substantial decline in our cash position. The cycle then repeats itself in each plan year as participants enroll in programs and prefunds are received in the fourth quarter for the new plan year. In a majority of cases, new FSA prefunds for the succeeding plan year are received prior to a plan year’s prefund being fully paid out in the form of benefits for employee participants or being returned to the employer client. Because participant activity in our commuter programs varies monthly, prefunds for these programs fluctuate monthly.

Our enterprise client contracts do not contain restrictions on our use of enterprise client prefunds and, as a result, these prefunds are reflected as cash and cash equivalents on our balance sheet and changes in prefunds are recorded as an element of our cash flow from operating activities. The timing of when employer clients make

60

their prefunds as well as the timing of when we make payments on behalf of employee participants can significantly affect our cash flows.

Union Bank Credit Facility

In the fourth quarter of 2012, the Company entered into a Credit Agreement, or Revolver, with Union Bank, N.A., or UB, to amend and restate the Company’s existing credit facility and increase the aggregate principal amount that could be borrowed to $75.0 million from $50.0 million. As of December 31, 2012, the Company had $44.6 million outstanding under the Revolver with UB. UB had issued a letter of credit for $5.4 million in the first quarter of 2012 related to a contingent payment for the TC acquisition. In the third quarter of 2012, the Company used its existing cash to pay the $5.4 million and the letter of credit was allowed to expire. As collateral for the Revolver, the Company granted UB a security interest in all of the Company’s assets. All of the Company’s material existing and future subsidiaries are required to guaranty the Company’s obligations under the Revolver. Such guarantees by existing and future material subsidiaries are and will be secured by substantially all of the property of such material subsidiaries.

Under the amended terms of the Revolver, each new loan under the credit facility bears interest at a fluctuating rate per annum equal to a base rate determined in accordance with the credit agreement, plus 0.25%, or, at the Company’s option, an interest rate equal to the LIBOR rate determined in accordance with the credit agreement, plus 2.50%. The interest rate applicable to loans outstanding at December 31, 2012 ranged from 2.81% to 3.23%. Principal, together with all accrued and unpaid interest, is due and payable on December 31, 2015.

The Revolver contains customary affirmative and negative covenants and also has financial covenants relating to a liquidity ratio, a ratio of indebtedness to EBITDA, a debt service coverage ratio and a minimum consolidated net worth covenant. The Company is obligated to pay customary commitment fees and letter of credit fees for a facility of this size and type.

The Revolver contains customary events of default, including, among others, payment defaults, covenant defaults, inaccuracy of representations and warranties, cross-defaults to other material indebtedness, judgment defaults, a change of control default and bankruptcy and insolvency defaults. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the loan agreement at a per annum rate of interest equal to 2.00% above the applicable interest rate. Upon an event of default, the lenders may declare the outstanding obligations payable by the Company to be immediately due and payable and exercise other rights and remedies provided for under the credit facility.

Cash Flows

The following table presents information regarding our financial position including cash and cash equivalents as of December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
	(in thousands)

Cash and cash equivalents, end of year	$154,621	$305,052
Working capital	(35,816)	45,908
Total stockholder’s equity (deficit)	(22,057)	156,411

The following table presents information regarding our cash flows for the years ended December 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Net cash provided by operating activities	$20,476	$55,189	$56,133
Net cash used in investing activities	(12,299)	(12,594)	(8,295)
Net cash provided by financing activities	2,842	7,746	102,593

Net increase in cash and cash equivalents	$11,019	$50,341	$150,431

Cash Flows from Operating Activities
	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Net cash provided by operating activities	$20,476	$55,189	$56,133

Net cash provided by operating activities in 2012 resulted primarily from our net income of $10.5 million being adjusted for the following non-cash items: depreciation, amortization and change in contingent consideration aggregating $18.6 million, deferred taxes of $6.7 million and stock-based compensation of $3.8 million. Cash from operating activities increased by $23.7 million for customer obligations primarily due to the increase in prefunds and the timing of our billings and employer client payments. Operating cash flow was further increased by changes in accounts payable and accrued expenses of $5.1 million primarily from an increase in transit agency payables as a result of the TC acquisition. These cash flows were offset in part by increases in accounts receivable balance of approximately $5.5 million due to the timing of collections and overall increases from the various 2012 acquisitions, $3.4 million in charges to the statement of operations for changes in the value of contingent consideration in excess of the initial measurement and $2.7 million due to net changes in prepaid expenses and other current assets driven by offering costs related to our initial public offering and follow-on offering.

Net cash provided by operating activities in 2011 resulted primarily from our net income of $33.3 million being adjusted for the following non-cash items: depreciation, amortization and change in contingent consideration aggregating $14.5 million and stock-based compensation of $2.2 million offset by a $20.2 million increase in deferred tax assets, primarily as a result of releasing the valuation allowance. Cash from operating activities was further increased by $28.9 million of customer obligations primarily due to the increase in our commuter elections, an increase in prefunds and the timing of our billings and employer client payments. These cash flows were offset in part by a $4.0 million increase in prepaid expenses and other current assets, primarily due to prepaid expenses related to our public offering.

Net cash provided by operating activities in 2010 resulted primarily from our net loss of $17.3 million being adjusted for the following non-cash items: amortization of convertible debt discount of $21.1 million, depreciation and amortization of $11.9 million, change in the fair value of our Series C and Series E-1 warrants of $5.4 million and stock-based compensation of $2.4 million. We also experienced a $1.5 million increase in prefunds due to the timing of our billings and employer client payments as discussed in “Liquidity and Capital Resources—Prefunds.” These cash flows were offset in part by a $1.3 million change in deferred taxes primarily related to our PBS acquisition and a $2.1 million increase in accounts receivable attributable to our increased revenue volume.

Cash Flows from Investing Activities

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Net cash used in investing activities	$(12,299)	$(12,594)	$(8,295)

Net cash used in investing activities in 2012 was primarily the result of $12.3 million of capitalized internal use software and purchased equipment, which was largely related to further upgrades to our product platform. In connection with the Aflac channel partner arrangement, we also paid Aflac $6.0 million for the employer clients that have transitioned to us. These outflows were partially offset by cash acquired in connection with our CS and BCI portfolio purchases as well as the TC acquisition exceeding the cash payments made for these acquisitions.

Net cash used in investing activities in 2011 was primarily a result of $9.4 million of capitalized internal use software and purchased equipment principally related to enhancing the functionality of our platform and a $1.9 million cash payment, net of cash received, made in connection with our FBM portfolio purchase. We also used cash to increase our restricted cash by $1.3 million, in preparation for our CS portfolio purchase on January 3, 2012.

Net cash used in investing activities in 2010 was primarily a result of $7.3 million of capitalized internal use software and purchased equipment, which was largely related to further upgrades to our product platform and control environment. Some of our major projects for the year included the implementation of mobile features for our platform, such as our mobile application for use on Apple iPhone® and iPad® devices, the final stage of the daily settlement system implementation, increased automation for our COBRA services and significant platform changes to accommodate unique client requirements. We also used $5.0 million of cash, net of cash received, for payments made in connection with the purchases of CB, PBS and FBM.

Cash Flows from Financing Activities

	Year Ended December 31,
	2010	2011	2012
	(in thousands)

Net cash provided by financing activities	$2,842	$7,746	$102,593

Net cash provided by financing activities in 2012 was due to $62.6 million and $16.5 million received in connection with our IPO and follow-on offering, respectively, as well as $29.5 million in draw downs on our credit facility to fund payments for our TC acquisition and CS portfolio purchase that took place in the first quarter of 2012. Financing inflows were further increased by $7.0 million from cash received from the exercise of warrants, exercise of stock options and the issuance of common stock related to our employee stock purchase plan, partially offset by contingent consideration payments of $14.7 million related to the PBS, CS, TC and FBM transactions.

Net cash provided by financing activities in 2011 was due to $12.1 million in draw downs on our credit facility to fund payments related to our contingent consideration payments for FBM and PBS portfolio purchases that took place in 2010, partially offset by the FBM contingent consideration payment of $2.3 million and the PBS contingent consideration payment of $2.0 million.

Net cash provided in financing activities in 2010 was due to drawing down on our credit facility to fund our acquisition of PBS.

Recently Issued Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU 2010-28, Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We adopted ASU 2010-28 in fiscal 2012 and this adoption did not have a significant impact on our financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update, or ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendments also expand upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments add examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material impact on our financial position or results of operations.

In July 2012, the FASB issued Accounting Standards Update, or ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment no longer is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is not impaired. The ASU, which applies to all public, private, and not-for-profit organizations, is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 in the first quarter of 2013 will not have a significant impact on our financial position or results of operations.

Contractual Obligations

The following table describes our contractual obligations as of December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$44,600	$—	$44,600	$—	$—
Interest on long-term debt obligations(2)	1,425	475	950	—	—
Operating lease obligations(3)	23,409	5,352	6,958	3,080	8,019
Acquisition payments(4)	21,248	7,248	13,800	200	—

Total	$90,682	$13,075	$66,308	$3,280	$8,019

(1)

Credit facility: $75.0 million credit facility with a variable interest rate of base rate plus 0.25% per annum or LIBOR plus 2.50% per annum, and a maturity date of December 31, 2015. See Note 8 of our consolidated financial statements. The $44.6 million outstanding principal amount is recorded net of debt issuance costs on our balance sheet and the debt issuance costs are not included in the table above.
(2)	Estimated interest payments assume the current weighted average interest rate of 3.20% per annum on a $44.6 million principal amount.
(3)	We lease facilities under non-cancelable operating leases expiring at various dates through 2023.
(4)	Estimated undiscounted contingent consideration for companies acquired in 2010 and 2012. See Note 3 to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosures About Market Risk

Market risk represents the risk of loss that may affect our financial position due to adverse changes in financial market prices and rates. We are exposed to market risks related to changes in interest rates.

As of December 31, 2012, we had cash and cash equivalents of $305.1 million. These amounts consist of cash on deposit with banks and money market funds. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that changes in interest rates would have a material impact on our financial position and results of operations. However, declines in interest rates and cash balances will reduce future investment income.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished by making diversified investments, consisting only of investment grade securities. The decrease in interest income from the effect of a hypothetical decrease in short-term interest rates of 10% would not have a material impact on our net income and cash flows.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. As of December 31, 2012, we had outstanding principal of $44.6 million under our credit facility. The interest rate applicable to loans outstanding at December 31, 2012 ranged from 2.81% to 3.23%. New loans under the credit facility bear interest at a fluctuating rate per annum equal to a base rate determined in accordance with the credit agreement, plus 0.25%, or, at our option, an interest rate equal to the LIBOR rate determined in accordance with the credit agreement, plus 2.50%. If market interest rates on our debt increase or decrease by 1%, the increase or decrease in annual interest expense on our debt would increase or decrease future earnings and cash flows by approximately $0.4 million, respectively.

BUSINESS

Overview

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs enable employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

These employee contributions result in savings to both employees and employers. As an example, based on our average employee participant’s annual FSA contribution of approximately $1,400 and an assumed personal combined federal and state income tax rate of 35%, an employee participant will reduce his or her taxes by approximately $490 per year by participating in an FSA. Our employer clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees. In the above FSA example, an employer client would save approximately $64 per participant per year, even after the payment of our fees.

Under our HRA programs, employer clients provide their employee participants with a specified amount of available reimbursement funds to help their employee participants defray out-of-pocket medical expenses such as deductibles, co-insurance and co-payments. All amounts paid by the employer into HRAs are deductible by the employer as an ordinary business expense and are tax-free to the employee.

We believe there is significant potential for growth in the market we serve. In order to increase employee participation, we educate and advocate the use of CDB programs through a comprehensive online and offline approach. The higher the election rates in these CDB programs, the more employees save on income taxes and the more employers save on payroll taxes.

Our clients include many of the Fortune 100 and Fortune 500 and over 25,000 small- and medium-sized businesses, or SMBs. Our larger employer clients, which we refer to as enterprise clients, generally enter into three-year written service agreements and commit to pay fixed monthly fees that are set at the beginning of the contract term based on the number of employee participants enrolled in our CDB programs at the beginning of each annual enrollment period. For SMB clients, our agreements are typically for one to three year terms and the monthly fee remains constant for the plan year. In some cases, the agreements provide that the monthly fee is subject to upward revision when there is a 10% or greater increase in the number of employee participants during the plan year. In addition, we derive a portion of our revenues from interchange fees that we receive when employee participants use the prepaid debit cards we provide to them for healthcare and commuter expenses. We market and sell our CDB programs through multiple channels, including direct sales to large enterprises, direct sales and through brokers to SMBs, direct sales to industry purchasing and affiliate groups and through channel partners.

At January 31, 2013, we had approximately 2.8 million employee participants from approximately 27,000 employer clients. Our participant counts do not include our TransitChek Basic program participants, as that fare media is shipped directly to the employers and then the employers distribute the products to their employee base as the demand presents. We believe that January 31 is the most appropriate point-in-time measurement date for annual plan metrics. Although plan changes and the entry and exit of employers and participants from our programs are usually decided late in the calendar year during open enrollment to be effective on January 1, it is not unusual for employers to still be submitting updated files of participants in early January. While updates can be delayed past January, any changes from such late updates are usually minimal. Consequently, we believe the January 31 point-in-time measurement date is the most appropriate date to use as a baseline. In 2012, approximately 2.2 million WageWorks prepaid debit cards were delivered to employee participants. Through a combination of the acquisition and integration of smaller third party administrators, or TPAs, which we refer to as portfolio purchases, and organic growth, we grew our revenue from $115.0 million in 2010 to $135.6 million in 2011 and to $177.3 million in 2012. Our revenues are highly diversified. Our largest employer client represented only 2.8% of our 2012 revenues and our top 10 employer clients represented only 12.5% of our 2012 revenues. We have a recurring revenue model that has been highly predictable. For each of 2010, 2011 and 2012, clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during the year have remained under contract with us in the succeeding year. Our net loss was $17.3 million in 2010 and our net income was $33.3 million and $10.5 million in the years 2011 and 2012, respectively. Our total assets as of December 31 2010, 2011 and 2012 equaled $206.8 million, $278.7 million and $518.8 million, respectively.

Part of our growth strategy is the acquisition and integration of TPAs, which we refer to as portfolio purchases. We completed two portfolio purchases in 2012: The Choice Care Card, LLC, also known as Choice Strategies, or CS, in January 2012, and Benefit Concepts, Inc., or BCI, in December 2012. In addition, we completed the acquisition of TransitChek in February 2012.

Industry Overview

Rising Cost of Healthcare to Employers and Employees

Healthcare costs for both employers and employees continue to increase dramatically. According to a 2012 Kaiser Family Foundation Survey, since 2002, family premiums for employer-sponsored health coverage have increased by 102%. A 2012 Aon Hewitt report predicts that large employers can expect average annual premium increases of 6.3% from 2012 to 2013. To mitigate the continuing rise in healthcare costs, employers are more frequently passing these costs on to employees by increasing deductibles, out-of-pocket limits and non-network provider cost sharing and by migrating to co-insurance models-systems where employees pay a percentage of the out-of-pocket costs for each healthcare service. As a result, according to the Aon Hewitt report, average employee out-of-pocket healthcare costs are expected to increase 13.4% from 2012 to 2013.

Rising Commuter Costs and Impacts on the Environment

We believe that rising commuter costs and a new era of corporate social responsibility have also led to the creation of a variety of programs that are aimed at helping employees understand and reduce their carbon footprint by encouraging alternatives to driving to work. These alternatives include carpooling, cycling and the use of public transportation. According to a 2012 American Public Transportation Association report, since 2005, transit travel has increased 12 percent and the population has grown 6 percent, while highway travel has stopped growing. As gasoline prices continue to rise, we believe employees will be more inclined to utilize public transportation as a means of commuting to work.

Establishment of Tax-Advantaged Spending Accounts

Beginning in the late 1970’s, federal laws have been enacted to establish ways for employers to offer structured benefit plans to their employees that lessen overall healthcare and transportation costs through the use of tax-advantaged spending accounts.

Tax-advantaged spending accounts for healthcare were first authorized in 1978. The legislation established a set of rules under which an employer could offer a special benefit plan that allows employees to set aside a portion of their earnings on a pre-tax basis, which are exempt from income and payroll taxes, to pay for certain expenses that are primarily related to healthcare, but also cover dependent care, vision and dental expenses. This benefit was called a “flex” or “cafeteria” plan, and a participating employee’s funds were placed into an FSA. In 2012, there were approximately 35 million active FSA accounts.

Subsequent legislation enacted in 1980 established HRAs, which are employer-funded spending accounts with rules and tax treatment that generally mirror FSAs, but allow employers to have greater control over eligible expenditure designations and plan administration. In 2003, the Medicare Prescription Drug, Improvement, and Modernization Act established another closely related product, the HSA. HSAs also offer tax-advantaged treatment for contributed funds, but include savings account features and are only available to individuals who are enrolled in a qualified High Deductible Health Plan, or HDHP. According to a 2013 Employee Benefit Research Institute report, the combined number of HSAs and HRAs was 1.3 million in 2006, 5.4 million in 2010, 8.4 million in 2011 and 11.6 million in 2012.

Commuter benefits were established in 1998 to provide tax incentives to employees to encourage the use of mass transportation. As with tax-advantaged healthcare accounts, commuter accounts allow employee participants to set aside earnings on a pre-tax basis to cover commuter rail, subway, bus, commuter-related parking and eligible vanpool expenses. In 2009, the American Recovery and Reinvestment Act increased the monthly pre-tax benefit cap for commuter accounts from $120 to $230, a level that was maintained through 2011, and brought parity between allowable monthly parking and transit benefits. In 2012, the temporary extension of the $230 monthly pre-tax benefit cap for commuter accounts expired and the cap was reduced from $230 to $125. In early 2012, the monthly parking benefit cap was increased from $230 to $245 due to an automatic cost of living increase. In January 2013, Congress increased the commuter account benefit cap to be on par with the parking benefit cap, retroactive to January 1, 2012.

Challenges of Tax-Advantaged CDBs for Employers

Employers face numerous challenges in implementing and administering CDBs, including:

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High regulatory risks and related compliance costs. The rules and regulations applicable to implementing and administering CDBs in-house are complex and continually changing. Failure to comply can lead to disqualification of the entire plan, as well as severe penalties. We believe, based on our industry experience and interactions with other CDB providers, including interactions with potential and actual employer clients, that most employers do not have the internal resources required to assure such compliance and the cost of obtaining such internal resources is high.

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Education to increase employee usage of plan benefits. Given the complexity of CDBs, employers are challenged with effectively communicating plan benefits to employees in order to increase employee participation.

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Effectiveness of benefit programs. In order to help employers maximize the value of these programs, employers need quality data and analysis to help them understand employee participation, measure the effectiveness and efficiency of their CDB programs and improve cost management.

If not successfully met, these challenges can diminish the value employees and employers receive from CDBs and can lead to unnecessary friction between employees and their employers.

Fragmented Landscape of CDB Providers

The current market for administrators of CDBs is highly fragmented. Larger service providers, including health insurance carriers, payroll providers, human resources consulting firms and commercial banks, generally offer CDB programs as non-core offerings bundled with their main products and services. The technology these larger service providers employ for many CDBs is often licensed or outsourced. Their relative lack of focus on CDB plans often restricts the breadth of their offerings in the CDB area. As a result, many of these providers only offer healthcare benefits and do not offer commuter or other CDBs.

There are also hundreds of TPAs that provide administration services for CDBs. We believe many regional TPAs lack sufficient resources to rapidly implement new technologies or to tailor their operations and service offerings in response to evolving rules and regulations.

We believe that the increasing regulation of the healthcare industry and the increased demand for a variety of tax-advantaged CDBs will lead employers to seek providers that have a principal focus on CDBs and can provide best-in-class, full-featured and scalable programs.

Our CDB Programs

We focus on providing CDB programs to employer clients of any size. Our CDB programs enable our employer clients and their employee participants to achieve significant tax savings through the use of tax-advantaged spending programs. Using our CDB programs, employee participants contribute a portion of either their pre-tax income or employer-provided funds to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as to pay for commuting expenses. Our employer clients also benefit financially from our programs through reduced payroll taxes, even after payment of our fees.

Our programs are designed to increase employee participation in employer clients’ CDB offerings. We believe our employer clients and their employee participants benefit from our superior customer service, efficient workflow processes and advanced monitoring applications. The quality of our customer support has resulted in high levels of client satisfaction and service level performance. We employ a wide range of sophisticated tools to communicate available benefit options to employees and measure the effectiveness of CDB program performance.

We deliver our CDB programs through a highly scalable delivery model under which we host and maintain the benefits programs that we provide to our employer clients. Our on-demand delivery model enables employer clients and their employee participants to implement, access and use our proprietary software remotely through a standard web browser on any internet-enabled device, including computers, smart phones and other mobile devices such as tablet computers. We are able to implement improvements to our programs in a rapid and uniform manner because updates and upgrades to our programs are managed by us on behalf of our clients. Our CDB programs are delivered through integrated platforms that eliminate the need to support multiple versions of our products and multiple websites, and enable us to focus more of our development resources and efforts on the creation of innovative new functionality and features for our employer clients and employee participants. We, therefore, believe that our on-demand model requires less up-front investment by our employer clients than traditional third-party software and hardware options, as well as less personnel resources and implementation services.

The following is a summary of the principal benefits that our CDB programs offer to our employer clients and their employee participants:

Principal Benefits
Employer Clients

• Achieve FICA and Medicare tax savings on employee payroll deductions through increased employee participation in FSA, HSA and commuter programs

• Realize tax deductions on contributions to employee HRAs

• Outsource the risk and cost of compliance with regulation and industry standards related to CDBs

• Help increase employee awareness of CDB programs

• Improve ability to monitor the effectiveness of CDB programs through robust reporting capabilities

• Enable to offer best-in-class CDB benefits that are not tied to a single insurance provider

• Eliminate cost of on-premises information technology infrastructure management, systems security and disaster recovery

• Encourage activities and behaviors that may result in a healthier and more socially responsible workforce

Employee Participants

• Reduce after-tax out-of-pocket healthcare and commuting costs through tax-advantaged spending

• Manage CDBs through an easy to use online interface

• Enhance convenience through multiple options for the payment, submission and reimbursement of claims, including the use of a prepaid debit card

• Access to a broader selection of CDB programs to customize their health package to meet their specific needs

Key Attributes of Our Business

Key attributes of our business include the following:

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Recurring revenue model with high visibility. Our revenue is derived almost entirely from recurring monthly fees paid by our employer clients. We typically sign three-year agreements with our enterprise clients and one to three-year agreements with our SMB clients and, for each of 2010, 2011 and 2012, employer clients that accounted for more than 90% of our revenues (excluding interchange fees and vendor commissions) during each year remained under contract with us in the succeeding year.

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Focus on quality of service. Our focus is to consistently deliver the highest quality service to our employer clients and their employee participants, which primarily means providing employee participants with timely and accurate responses to their inquiries, claims submissions and other account transactions. We normally enter into service level agreements with our employer clients where we incur financial penalties if we fail to meet the call and claims processing service standards outlined in those agreements. We have exceeded our contractual service levels to our enterprise employer clients each month since May 2007. We typically process 99% of claims within two business days of receipt. This consistent record of service performance includes six consecutive Januarys, the month in which our call volume is substantially greater than the average month.

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Leading-edge scalable technology platforms. Our CDB programs employ an easy-to-use website interface that provides our employer clients with robust data and reporting capabilities to help them manage their benefits offerings and healthcare spending, and provides employee participants with direct access to their accounts, claims history and balance information. Employee participants can also submit claims and upload receipts online. Our highly scalable on-demand technology infrastructure supports employers of any size, from SMBs to Fortune 100 companies.

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Ability to identify, execute and integrate portfolio purchases. As demonstrated by the six portfolio purchases and one acquisition we have made since 2007, we have a proven ability to successfully identify and execute portfolio purchases and integrate the operations of these complementary businesses to expand our employer client base.

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Experienced, proven management team. Our senior management team has significant operating and service delivery experience with industry-leading businesses in healthcare, such as Kaiser Permanente, transaction processing, such as Alliance Data Systems and First Data Corporation, and financial services, such as American Express. Since 2007, our management team has focused on making improvements to our CDB programs and the implementation of improved controls and processes. As a result, we have achieved significant operational efficiencies, consistently high service levels and improved client and participant satisfaction levels.

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Large and highly diversified employer client base. Our current employer clients include many of the Fortune 100 and Fortune 500. Our largest employer client represented only 2.8% of our 2012 revenues and our top 10 employer clients represented only 12.5% of our 2012 revenues.

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Focus on CDB programs. Our core business is providing a comprehensive array of full-featured CDB programs to employers. Our technology and development resources are exclusively dedicated to creating, enhancing and optimizing our CDB programs and technology platforms to better support our employer clients and their employee participants. In contrast, many of our competitors, which include health insurance carriers, human resources consulting firms and payroll providers, generally offer CDBs as non-core service offerings.

Our Strategy

Our objective is to enhance our position as a leading provider of CDB account management programs. The key elements of our growth strategy are to:

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Increase employee adoption and usage. We believe that significant opportunities exist to substantially increase employee participation levels within our existing client base. As of the end of 2012, employee participation levels in FSA benefit programs that we serviced for top tier clients averaged 26.0%. We aim to increase employee enrollment through the continued promotion of our CDB programs, including through the education and communication programs that we offer to our employer clients, and the investments we are making with our new Chief Marketing Officer on board.

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Cross-sell new products to existing employer clients. We believe that our broad portfolio of CDB products and strong employer client relationships create a significant opportunity for us to cross-sell additional CDB programs to our existing employer clients. For example, many of our employer clients currently utilize us for only healthcare or commuter CDB programs, but not both.

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Capitalize on portfolio purchases. We intend to continue to execute our focused strategy to broaden our employer client base through portfolio purchases. There are several hundred regional TPA portfolios that we continually monitor and evaluate in order to maintain a robust pipeline of potential candidates for purchase. We have demonstrated our ability to successfully integrate complementary businesses, as evidenced by the six TPA portfolio purchases and one acquisition we have made since 2007. Portfolio purchases have been the principal driver of our revenue growth from 2009 through 2012.

•	Leverage multiple sales channels. We believe that we can continue to gain market share with both Fortune 1000 companies and SMBs by leveraging our multiple sales channels. Our enterprise sales force generates new large client account relationships through employer prospecting, channel partnerships, consultant relationships and strategic relationships. We will also continue to use an extensive network of brokers to reach SMBs. We believe that there is a significant growth opportunity in this sales channel, as there are millions of SMBs throughout the United States and the penetration of CDBs in this population is much lower than that for larger companies.

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Continually enhance our products and develop new products and functionality. We believe that our focus on CDB programs and the breadth of our client base has provided us with a deep understanding of our employer clients’ needs. We believe that this knowledge enables us to provide innovative CDB programs to our employer clients and their employee participants. Our easy to use process for online claim submissions is an example of our innovation.

Starting in 2010, our growth strategy has shifted from a singular focus on adding new employer clients to also seeking to take advantage of our substantial base of existing employer clients and their employees who are eligible to participate in our CDB programs. This shift has included initiatives to increase participation in pre-tax healthcare and commuter programs by targeting awareness and education at non-participating eligible employees, and the addition of dedicated sales personnel to focus on the specialized cross-selling of healthcare programs to our existing commuter employer clients and vice versa. With a new Chief Marketing Officer on board since September 2012, we will be increasing our investment in these programs including through the use of social media.

Our Services

Flexible Spending Accounts

Healthcare

We offer flexible spending accounts, or FSAs, which are employer-sponsored CDBs that enable employees to set aside pre-tax dollars to pay for eligible healthcare expenses that are not generally covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as vision expenses, orthodontia, medical devices and autism treatments. Employers benefit from payroll tax savings on the pre-tax FSA contributions from the employee.

During each annual open enrollment period, an employee elects an amount to be placed into an FSA for the following plan year. The contributed amount is then deducted in equal increments out of each paycheck on a pre-tax basis over the plan year. The entire annual election amount is available to the participant for use starting on the first day of the plan year and cannot be changed except for the occurrence of certain life events such as a birth, death, marriage or divorce. During the course of the plan year, we are able to automatically process a substantial majority of our employee participants’ claims for reimbursement. The remaining claims for reimbursement are independently adjudicated by us to ensure that FSA funds are used only for qualified healthcare expenses. Any unused funds that remain in the account at the end of the plan year are forfeited by the employee participant and revert to the employer, and are generally used by the employer to defray the administrative expenses of the FSA plans. Forfeitures also reduce excess claims costs that may have been incurred by employee participants who voluntarily or involuntarily leave their employ before the end of a plan year.

The Affordable Care Act imposes a $2,500 limit, indexed to inflation, on pre-tax dollar employee contributions made to a healthcare FSA for plan years that begin on or after January 1, 2013. Employers themselves are able to contribute additional amounts in excess of this statutory limit, and may choose to do so in an effort to mitigate the impact of rising healthcare costs on their employees.

Dependent Care

We also offer FSA programs for dependent care plans. These plans allow employees to set aside pre-tax dollars to pay for eligible dependent care expenses, which typically include child care or day care expenses but may also include expenses incurred from adult and elder care. Current laws and regulations limit the amount of pre-tax dollars employees can contribute to dependent care FSAs to $5,000 per tax year. Like healthcare FSAs, employers can also contribute funds to employees’ dependent care FSAs, subject to a statutory $5,000 annual limit on total contributions. As with healthcare FSAs, employers realize payroll tax savings on the pre-tax dependent care FSA contributions made by their employees.

Health Reimbursement Arrangements

We offer employer-funded heath reimbursement arrangements, or HRAs. Under HRAs, employers provide their employees with a specified amount of reimbursement funds that are available to help employees defray their out-of-pocket healthcare expenses, such as deductibles, co-insurance and co-payments. HRAs may only be funded by employers and, while there is no limitation on how much employers may contribute, employers are required to establish the programs in such a way as to prevent discrimination in favor of highly compensated employees. HRAs must either be considered an excepted benefit (for example, a dental-only HRA or a retiree HRA) or be integrated with another group health plan. HRAs can be customized by employers so employers have the freedom to determine what expenses are eligible for reimbursement under these arrangements. At the end of the plan year, employers have the option to allow all, or a portion, of the unused funds to roll over and accumulate year-to-year if not spent. All amounts paid by employers into HRAs are deductible by the employer and tax-free to the employee.

Health Savings Accounts

We also administer health savings accounts, or HSAs, for employers that allow employee participants to invest funds to be used for qualified healthcare expenses at any time without federal tax liability or penalty. Such funds are also exempt from payroll taxes for employers. Both employees and employers can make contributions to an HSA. HSA funds are held by a custodian, accumulate year-to-year if not spent and are portable if a participant leaves his employer. Our HSA programs are designed to offer employers a choice of third party custodian to hold the funds as well as a variety of investment options within each custodial offering that enables employers the opportunity to explore a broader assortment of funds to offer their employees.

In order to be eligible for an HSA, an employee must be enrolled in a qualified High Deductible Health Plan, or HDHP, that is HSA-compatible and not be covered by any other impermissible coverage. HSAs have annual contribution limits. For 2013, the annual HSA contribution limit is $3,250 for an individual and $6,450 for a family, with allowable catch-up annual contributions of $1,000 for those aged 55 and older so that those individuals can accumulate adequate funds to meet their healthcare expense obligations. Withdrawals for non-medical expenses are treated similarly to those in an individual retirement account. Specifically, such withdrawals may provide tax advantages if taken after retirement age, and may incur penalties if taken earlier.

Commuter Programs

We also offer qualified transportation fringe benefits. The federal tax code currently permits employers to provide the following commuter benefits to employees on a tax-free basis:

•	qualified parking;

•	transit passes;

•	transportation in a commuter highway vehicle, or vanpooling, if such transportation is in connection with travel between the employee’s residence and place of employment; and

•	qualified bicycle commuting reimbursement.

For commuter benefits, the maximum monthly amount that employees can exclude from gross income for federal income tax purposes and, in most cases, state income tax purposes is subject to a statutory limit that is periodically adjusted for inflation. For 2013, the monthly maximum is $245 for transit or vanpooling, $245 for parking and $20 for bicycle reimbursement. During 2012, the pretax limit for qualified transit passes and vanpooling benefits decreased to $125 per month (although qualified parking benefits were $245 per month). The American Taxpayer Relief Act, which was signed into law on January 2, 2013, retroactively adjusted the pretax limit for transit passes and vanpooling for 2012 to $245 per month.

We offer five variations of pre-tax commuter benefit programs: COM, CAM, Commuter Express, TransitChek Premium and TransitChek Basic. Each of these programs is described below.

While these programs differ in terms of funding, implementation and available services, they include the following common features unless otherwise noted:

•	home delivery of transit passes and vouchers (other than TransitChek Basic);

•	electronic loading of transit agency smartcards (where available and other than TransitChek Basic);

•	an express electronic payment feature for selected transit and vanpool operators (other than TransitChek Premium and TransitChek Basic);

•	access to transit vouchers (where available and accepted);

•	a prepaid debit card used to pay for transit purchases or parking expenses;

•	a direct monthly payment to parking providers for eligible parking (other than TransitChek Basic);

•	Park-n-Ride Support, which provides parking at or near transit stations or stops (other than TransitChek Premium and TransitChek Basic);

•	a cash reimbursement process for parking, vanpool, and certain other transit expenses (other than TransitChek Basic); and

•	employer managed parking, which includes support for employer owned, managed, or leased parking, including customization capability by parking facility (COM only).

Under our COM, which we target to medium-sized and larger enterprise clients, employees place orders for transit, vanpool or parking benefits through our website or our toll-free customer service center. Employers pay us for transit and parking orders in advance. Employers either provide the benefit as a tax-free employer-paid fringe benefit, or reimburse themselves through payroll deductions from the participants, or a combination of both, all of which are exempt from payroll and federal income taxes and, in most cases, state income taxes as well, up to a statutory monthly cap. In addition to the tax-free pretax payroll deductions, employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds, which may be made through payroll deductions, are contributed on an after-tax basis.

Under our CAM, which we target to medium-sized and larger enterprise clients, and particularly to those clients in the public sector, employees make pretax payroll deduction elections that employers use to fund accounts that we maintain. These deductions are exempt from payroll and federal income taxes and, in most cases, state income taxes as well, up to a statutory monthly cap. Participants use the funds in their accounts either automatically to fund a prepaid debit card that can be used to make transit or parking purchases at eligible locations or to purchase a transit or parking pass directly on our website. In addition to the payroll deductions, employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds are contributed on an after-tax basis.

Under our Commuter Express program, which we target to SMBs, employers create transit and parking accounts on behalf of their employees using a web-based application on our proprietary platform. Employees then designate a monthly election amount, the employer submits the appropriate funds to us and we deposit those funds into a transit or parking account, which can be used to fund a variety of transit and parking options. All such employee elections are exempt from federal income taxes and, in most cases, state income taxes as well, up to a statutory monthly cap. The employer usually recognizes a financial benefit because it does not pay FICA or Medicare tax on amounts contributed by its employees. Employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds are contributed on an after-tax basis.

Under our TransitChek Premium program, which we target primarily to SMBs in the greater New York Metropolitan market, employers offer their employees the ability to enroll for transit, vanpool, parking or bicycle benefits through our TransitChek Account Management website or our toll-free customer service center. Employer clients pay us for the selected benefit in advance. Other than the bicycle benefit, employer clients either provide the benefit as tax-free employer-paid fringe benefit, or reimburse themselves through payroll deductions from the participants, or a combination of both, all of which are exempt from payroll and federal income taxes and, in most cases, state income tax as well, up to a statutory monthly cap. In addition to the tax free fringe and pretax payroll deductions, employees may also supplement the amounts in their account with their own personal funds, although such supplemental funds, which may be made through payroll deductions, are contributed on an after-tax basis. The bicycle benefit may only be offered as an employer paid fringe benefit. In all cases, the elections are exempt from federal income taxes and, in most cases, state income taxes as well.

Under our TransitChek Basic program, employee participants enroll through their employers for pre-tax commuter benefit programs. Employers may offer only transit and parking benefits under this program. These benefits may be offered as a monthly pre-tax election deducted from an employee’s salary, an employer-paid fringe benefit on which employees pay no taxes, or a combination of both. Employer clients order products in bulk on behalf of their employees and handle the administration and distribution of the benefit to their employee participants. In all cases, the elections are exempt from federal income taxes and, in most cases, state income taxes as well, up to a statutory monthly cap. The employer recognizes a financial benefit because it does not pay FICA or Medicare tax on amounts contributed by its employees.

Our commuter programs include a parking catalog with over 3,000 selectable locations and purchasable transit products from over 650 transit operators covering every major metropolitan area. At January 31, 2013, we offered over 137,000 different transportation products and currently we fulfill over 10 million commuter orders, including passes, smartcards, parking payments, vanpool vouchers and commuter cards, to commuters and their employers on an annual basis. We sell our commuter program to employers of all sizes and industries.

COBRA

We offer Consolidated Omnibus Budget Reconciliation Act, or COBRA, continuation services to employer clients to meet the employer’s obligation to make available continuation of coverage for participants who are no longer eligible for the employer’s COBRA covered benefits which includes medical, dental, vision, HRAs and certain healthcare FSAs. COBRA requires employers to make health coverage available for terminated employees for a period of up to 36 months post-termination. As part of our COBRA program, we offer a direct billing service where former employee participants pay for coverage they elect to continue. We handle the accounting and customer service for these separated employees, as well as interfacing with the carrier regarding the employees’ eligibility. At January 31, 2013, we provided COBRA services to approximately 1,300 employer clients.

Our Employer Clients

As of January 31, 2013, we had approximately 27,000 employer clients across a broad range of industries with approximately 2.8 million participating employees. Our employer clients include many of the Fortune 100 and Fortune 500 and over 25,000 SMBs.

Our Technology Platforms

We run our services on two distinct on-demand technology platforms that have been designed to be highly scalable, and we closely monitor utilization of all aspects of our platforms for capacity planning purposes. Our existing infrastructure has been designed with sufficient capacity to meet our current and planned future needs.

The majority of our accounts run on our integrated and scalable proprietary platform, which we call our v5 platform. We generally use our v5 platform for medium-sized and enterprise clients. Our v5 platform supports all account administrative functions and provides integration with the systems used by employer clients, payment networks, health plans and key suppliers. Our v5 platform offers employer clients and employee participants a variety of payment features, in addition to traditional reimbursement, for our healthcare, commuter and other employee spending plans. Our v5 platform features a flexible, rules-based engine that includes multi-wallet functionality and is highly configurable to accommodate custom client plan designs and service requests. This multi-wallet functionality allows us to include more than one type of healthcare account (FSA, HRA and HSA) on one card, and helps ensure that funds that are otherwise subject to forfeiture at the end of a plan year are used first to pay for eligible expenses. Our v5 platform also allows for automated file interfacing with clients and external vendors, including card processors, custodian banks, health plan providers, claims and payment vendors. We have a daily settlement system and have implemented internal reporting and monitoring systems to ensure quality control on a daily basis.

In addition to our v5 platform, we also operate a technology platform known as WinFlexOne, which has been specifically designed and enhanced to address the needs of SMBs. While the overall features and capabilities of WinFlexOne are comparable to v5, WinFlexOne utilizes a simpler set of interfaces and product configurations that better accommodate the more limited administrative capabilities and needs of small employers.

In addition to on-going enhancements to our mobile platform, in September 2012 we rolled out a new participant website that includes a technology upgrade, improved navigation, a new look and feel and mobile and tablet device compatibility. Some of the enhanced capability now available includes our new “Pick & Process” feature which allows participants to direct how each claim received from a health plan is processed and the ability for participants to electronically view all claim and receipt images submitted via our participant website or EZ Receipts mobile application. Our health and wellness offerings were also expanded over the past year to include online claims for our wellness product and the integration of a Wellness Portal in June 2012. Our Wellness Portal offers participants helpful health and wellness information via the internet. Through our Wellness Portal, we offer searchable health and wellness content, educational condition videos, information on over-the-counter and prescription medicines, a symptom checker, nutritional information and recipes, tips, aids, tools and calculators, such as immunization schedules and a calories burned calculator.

Operations

Operation Support Services

We provide operational support services to our clients, including customer support center servicing and claims processing.

Our customer support center servicing team is responsible for handling all incoming calls from our employee participants and is focused on continually improving the participants’ customer service experience. Our team is trained to provide support on all our product offerings and is cross trained to support our claims servicing team. The customer support center servicing team is responsible for resolving any issues or problems an employee participant may have, including: education as to how our programs work; to what benefits an employee participant may be entitled; how to submit a claim for reimbursement; and why an employee participant may need to provide additional detail before a particular transaction is approved. We also have an executive escalations team that is trained to respond to any significant service issues that arise. Our customer support center team serviced approximately 3.1 million calls in 2012.

Our claims servicing team is responsible for processing all incoming claims for payment or reimbursement directly to providers or participants. This team reviews and adjudicates claims to ensure they meet all compliance and employer plan requirements and communicates with participants regarding the status of their claims using our in-house claims center technology tool. Like the customer support center servicing team, the claims servicing team is trained to support the customer support center servicing team when demand dictates. In 2012, the claims servicing team processed approximately 6.8 million claims and card use verification forms.

In an effort to increase our service efficiency and maintain our high-quality high-touch approach, we have outsourced and trained additional resources that we can use to support our customer support center and claims services teams during busy times such as open enrollment. All of these outsourced resources go through the same rigorous training as our own customer support center and claims servicing teams, and we believe that they provide the same level of quality service as our own employees.

Our operations support team is also responsible for processing and coordinating all activities required to support our high volume transaction business, including:

•	managing prepaid funds and reimbursement payments from client employers to settle participant transactions;

•	monitoring all card spending, authorizations and settlements with the transaction processors;

•	delivering electronic and paper statements directly to participants;

•	delivering “explanation of benefits” forms directly to participants;

•	delivering healthcare and commuter cards and passes directly to participants; and

•	managing process improvement projects across our organization.

Our operations support team utilizes both our v5 and WinFlexOne on-demand platforms to deliver products and services to clients and participants. In addition, we have supporting applications provided by third party vendors, the most significant of which is Fidelity National Information Services, which provides card network switching and settlement services, and Fiserv, Inc., which handles fulfillment of our printed healthcare statements, explanation of benefits and payment statements and open enrollment guides.

In 2012, our operations team delivered approximately 2.2 million healthcare and commuter prepaid debit cards, and fulfilled over 10 million commuter products to employees.

We also have a professional services team that is responsible for coordinating all activities related to the implementation, transition and on-board of new employer clients, assisting our existing clients with the addition of new services to their accounts and transitioning clients that we acquire from portfolio purchases to our platforms. This team also coordinates project planning to ensure that the startup of new programs coincide with the employer client’s new plan year and acts as a client liaison to keep the client informed of the implementation status. In addition, our professional services team coordinates the completion of requests for proposals in response to new business prospects and works directly with all other functions in our organization to ensure each employer client receives consistent quality service.

Employer Client Services

We assign each employer client to a regionally aligned account team with a relationship manager who functions as the client’s single point of contact. Our relationship managers are trained on all of our account offerings and receive prompt updates from internal subject matter experts on how regulatory or operational changes may impact a particular program or procedure. Our account service consultants, who are responsible for day-to-day management of client data, and our service account representatives, who are subject matter experts on new or specific aspects of our business, work closely with the relationship manager to ensure that our employer clients receive high-quality consultative service.

We provide assistance to our enterprise clients with their open enrollment processes. Our employer clients have an annual open enrollment period during which their employees have the opportunity to enroll, re-enroll or change their benefit elections for the upcoming plan year. We provide our employer clients with tools, such as educational information, calculators, video, webinars and onsite support to help facilitate their open enrollment and help drive employee participation in our programs.

We also provide both pre- and post-enrollment consultation services to employer clients to ensure that they utilize our services in a way that fits with their overall approach to employee benefit plans for the upcoming year. These consultations include providing employer clients with robust data regarding spend patterns, participation and service utilization, such as website usage, online claims submissions and participant feedback, to ensure maximum employee participation in their benefits programs. Our employer client services team also ensures that any platform or product changes are properly communicated to and adopted by our clients. Examples of these changes include service enhancements, such as online claims processing, the launch of our mobile application and website process changes.

We have relationships with a significant number of regional transit authorities, and have a large catalog of commuter pass offerings. Our employer client services team ensures that our commuter clients’ employee participants are kept informed about rate changes, new pricing schemes and the adoption of new technologies, such as smart cards.

Sales and Business Development

We grow our employer client base through our various sales channels and through other business development efforts.

Sales

We sell our CDB programs to our employer clients through three different sales channels, each of which targets a distinct group of clients.

Enterprise Sales. Our enterprise sales force targets Fortune 1000 companies and generates new large account relationships through employer prospecting, consultant relationships and strategic partnerships. Our sales process includes responding to requests for proposals, making client presentations and providing demonstrations of our v5 platform, and is focused on both securing new accounts as well as cross-selling additional products to existing clients.

SMB Distribution Channel. Our SMB distribution channel complements our enterprise sales channel and consists of third party advisors, including insurance agents and benefits consultants who typically have two to three enterprise clients and several hundred smaller employer clients, and institutional resellers, including regional and national insurance carriers, health plans, payroll providers, commercial banks and TPAs, who sell our CDB programs to smaller employers along with their own complementary products. We provide CDB programs to our resellers who either rebrand our programs under their own name or co-brand the programs with us.

Group Purchasing Organizations. We also sell our programs through group purchasing organizations in which we negotiate a standard service contract with group purchasing organizations that are formed by industry specific employers to cover their members. Once the standard contract and pricing have been negotiated, we are able to add additional employers that are members of the group at a low incremental cost.

Business Development

In addition to our sales channels, we utilize portfolio purchases as a business development strategy to broaden our employer client base and to acquire new employer clients. Since 2007, we have purchased CDB portfolios of six TPAs: MHM Resources, or MHM, in September 2007, Creative Benefits, or CB, in September 2008, Planned Benefit Systems, or PBS, in August 2010, the CDB assets of a division of Fringe

Benefits Management Company, or FBM, in November 2010, CS in January 2012 and BCI in December 2012. In addition, we completed one acquisition, TC. We migrate acquired clients to our proprietary technology platforms over time following the completion of a portfolio purchase. The acquired portfolios often contain a mix of large employer clients and SMB clients. In general, larger clients will be transitioned to our v5 platform and smaller clients will be transitioned to the WinFlexOne platform. This process is usually completed over a 12-to-24-month period. In connection with these portfolio purchases, we have leveraged the ease of integration and efficiencies afforded by our on-demand software platforms and cross-sold additional CDB products and services to many acquired employer clients.

Marketing

We market ourselves as a provider of CDB programs and services through three primary channels.

Public Communications

Our public communications efforts include:

•	Our public websites, which include information about WageWorks, our CDB programs and developments in the CDB industry, generally;

•	Our nationwide media campaign to educate the public about CDBs, which includes broadcast, print and online media stories, as well as utilization of social media;

•	Participation in trade shows, conferences and other events designed to educate the public about CDBs; and

•

Involvement with various industry organizations, such as the Employers Council on Flexible Compensation, the Special Interest Group for IIAS Standards, the HSA Council and the Society of Human Resource Management.

Client Communications

Our client communications initiatives include:

•	Publishing client newsletters with information about us, our products and the industry;

•	Providing clients with educational programs, such as webinars and white papers;

•	Creating education and awareness tools for employees to support clients’ annual open enrollment processes; and

•	Providing clients with regulatory updates and guidance.

Participant Communications

Our participant communications efforts include:

•	Providing open enrollment materials that are easy for participants to understand and use to make a decision;

•	Preparing welcome materials and introductory guides to help new participants get started; and

•	Providing ongoing educational resources for participants regarding program features, benefits and regulatory changes.

We also regularly engage in advocacy efforts to educate legislators and regulators about the importance of retaining and expanding the availability of CDBs for employees. For example, we worked closely with legislators to reestablish parity of the monthly pre-tax benefit caps for the parking and transit statutory limits. In addition, we continue to work to eliminate the forfeiture rule associated with FSAs and to improve the mechanical aspects of Health Reimbursement Arrangements.

Government Regulation

Our business is subject to extensive, complex and rapidly changing federal and state laws and regulations.

IRS Regulations

We are subject to applicable Internal Revenue Service regulations, which lay the foundation for tax savings and eligible expenses under the CDB programs we administer. Each year, the IRS issues guidance regarding employee plans.

ERISA

Certain of our CDB programs are covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, which governs the structure of “employee benefits plans.” ERISA does not apply to dependent care FSAs, HSAs or any of our commuter programs, and does not typically apply to agreements with churches or governments. ERISA generally imposes extensive reporting requirements on employers, as well as an obligation to provide detailed disclosure to covered individuals, which includes both employees and beneficiaries. The Department of Labor can bring enforcement actions or assess penalties against employers for failing to comply with ERISA’s requirements. Participants may also file lawsuits against employers under ERISA.

HIPAA, Privacy and Data Security Regulations

In connection with processing data on behalf of our clients and participants, we frequently undertake or are subject to specific compliance obligations under privacy and data security-related laws, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and related state laws. We are also subject to federal and state security breach notification laws, as well as state laws regulating the processing of personal information, including laws governing the collection, use and disclosure of social security numbers and related identifiers. As part of the payment-related aspects of our business, we may also undertake security-related obligations arising out of the Gramm-Leach-Bliley Act and the Payment Card Industry guidelines applicable to card systems.

Department of Labor

The Department of Labor, or the DOL, is responsible for issuing guidance under any component plans that are subject to ERISA, including healthcare FSAs and HRAs.

The DOL issues regulations, technical releases and other pieces of guidance that apply to employee benefit plans generally. In addition, in response to a request by an individual or an organization, the DOL’s Employee Benefits Security Administration may issue an advisory opinion that interprets and applies ERISA to a specific situation, including issues related to consumer-directed healthcare accounts.

Centers for Medicare and Medicaid Services / Department of Health and Human Services

The Centers for Medicare and Medicaid Services, or CMS, is also involved in the oversight of the group health plans we administer as a division of the Department of Health and Human Services, or HHS. In addition to the IRS, Department of Treasury, and the Department of Labor, CMS has responsibility for enforcement and implementation of many of the requirements of health care reform. HHS has responsibility over enforcement of the HIPAA privacy rules.

Healthcare Reform

In March 2010, the federal government enacted significant reforms to healthcare legislation through the Patient Protection and Affordable Care Act, or PPACA, and the Healthcare and Education Reconciliation Act of 2010, or HCERA. These laws amended various provisions in many federal laws, including the Internal Revenue

Code of 1986, as amended, or the Code, and ERISA. These amendments include numerous coverage changes affecting group health plans, which now apply to insurers and governmental plans, as well as employer-sponsored health plans, including self-insured plans.

Dodd-Frank Act and Durbin Amendment

In July 2010, Congress enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which includes the Durbin Amendment to the Electronic Fund Transfer Act. On June 29, 2011, final rules were issued that implement interchange transaction fee restrictions and prohibitions against payment card network exclusivity arrangements and transaction routing restrictions related to the processing of electronic debit transactions. Although the rules do not include an explicit exemption for health benefit debit cards, they do contain a general purpose reloadable prepaid card exception that exempts almost all of our CDB programs. In addition, the rules call for a delay in the implementation date of the network exclusivity rules until April 1, 2013. We do not currently expect that these rules will have, or are reasonably likely to have, a material adverse impact on our financial condition or operating results.

Competition

The market for CDBs is highly competitive, rapidly evolving and fragmented. Key categories of competitors include:

•	National CDB specialists, such as TASC, Inc.;

•	Health insurance carriers, such as Aetna or UHC;

•	Human resources consulting firms, such as Aon Hewitt;

•	Payroll providers, such as ADP or Ceridian;

•	Small regional TPAs focused on CDBs; and

•	Commercial banks, such as Bank of America.

CDB sales opportunities are presented through a number of different channels and often involve direct competition and requests for proposal processes. Many of our competitors, such as health insurance carriers, payroll providers, human resources consulting firms and commercial banks, offer CDB programs as non-core offerings bundled with their main products and services. We also compete against many regional TPAs who often lack sufficient resources to rapidly implement new technologies or to tailor their operations and service offerings in response to evolving rules and regulations. We further compete against the limited number of other CDB specialists.

Our ability to compete successfully depends on a number of factors, including:

•	our products’ performance and cost relative to that of our competitors;

•	the quality of service that we provide to our employer clients and their employee participants;

•	our ability to easily identify, acquire and integrate client portfolio purchases; and

•	our industry leadership and expertise.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, some of these competitors may choose to devote greater resources to the development, promotion, sale and support of their products and services. We believe our focus on CDB programs, our high quality service and our highly scalable delivery model are the principal basis on which we can compete in the CDB market. We cannot assure you that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by our existing competitors or new companies entering our market.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patent laws, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We have one issued patent which expires in 2027.

Despite our efforts to preserve and protect our proprietary and intellectual property rights, unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain portions of our products. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Current and future competitors, as well as non-practicing patent holders, could claim at any time that some or all of our products infringe on patents they now hold or might obtain, or be issued in the future.

Employees

At December 31, 2012, we had 1,007 employees, including 873 full-time employees, 18 part-time employees and 116 temporary or seasonal employees. There are 117 employees located in our Northern California headquarters and the remainder are located in our various other offices throughout the United States or work remotely from various locations. None of our employees are currently represented by labor unions or are covered by a collective bargaining agreement with respect to his or her employment. To date we have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Legal Proceedings

From time-to-time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time-to-time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of December 31, 2012, we are not a party to any litigation whereby the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows or financial position.

Facilities

We do not currently own any of our facilities. Our corporate headquarters are located in San Mateo, California, where we occupy approximately 38,249 square feet of space under a lease that expires in December 2014. We have additional facilities in Arizona, California, Colorado, Florida, Kansas, New York, Rhode Island, Vermont and Wisconsin under various leases that will expire between June 2013 and February 2023. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the cash and equity compensation arrangements of our directors and executive officers described in our Proxy Statement on Schedule 14A filed with the SEC on March 1, 2013, the following is a description of transactions since January 1, 2009, to which we have been a participant in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them, or immediate family members of a director or executive officer, had or will have a direct or indirect material interest. None of our directors or executive officers or immediate family members of a director or executive officer, purchased shares of our convertible preferred stock during this time period.

Bridge Debt Financing

In December 2009, we entered into a Note and Warrant Purchase Agreement with certain of our stockholders pursuant to which we issued convertible promissory notes in an aggregate principal amount of $20,000,000 and warrants to purchase shares of preferred stock. In July 2010, we entered into an amendment to the Note and Warrant Purchase Agreement. The convertible promissory notes accrued interest at the rate of 10% per annum. In July 2010, the convertible promissory notes were converted into an aggregate of 5,294,514 shares of our Series E preferred stock at a conversion price of $4.00 per share and the warrants to purchase shares of preferred stock became exercisable to purchase an aggregate of 8,733,617 shares of our Series E-1 preferred stock at exercise prices of $2.29 per share.

The following table summarizes the investment amounts under the bridge debt financing:

Name of Stockholder	Aggregate Principal Amount of Notes	Shares of Series E Preferred Stock issued upon Conversion of Notes	Shares of Series E-1 Preferred Stock issued upon Exercise of Preferred Warrants
Funds managed by VantagePoint Capital Partners(1)	$16,094,731	4,260,693	7,028,265
Funds managed by Advent International Corporation(2)	2,165,153	573,168	945,477
Camden Partners(3)	1,694,049	448,458	739,759

(1)	Funds managed by VantagePoint holding our securities whose shares are aggregated for purposes of reporting share ownership information are VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. Thomas A. Bevilacqua is a member of the general partner of these funds and a member of our board of directors.
(2)	Funds managed by Advent International Corporation holding our securities whose shares are aggregated for purposes of reporting share ownership information are Advent Partners II Limited Partnership, Advent Partners II-A Limited Partnership, Advent Partners DMC III Limited Partnership, Digital Media & Communications III Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V. and Digital Media & Communications III-E C.V. Leigh E. Michl is a limited partner of certain of these Advent Funds and was a member of our board of directors until January 31, 2012.
(3)	Affiliates of Camden Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. Richard M. Berkeley is a managing member of Camden Partners and a member of our board of directors.

Engagement of Morgan, Lewis & Bockius LLP

Prior to September 2009, the law firm of Morgan, Lewis & Bockius LLP, or Morgan Lewis, served as our outside legal counsel. John W. Larson, a member of our board of directors since June 2000 and chairman of our board of directors since July 2006, was a partner at Morgan Lewis from January 2003 until his retirement in December 2009. Amounts paid to Morgan Lewis for services and fees were $211,815, $10,890 and less than $1,000 in the years ending December 31, 2009, 2010 and 2011, respectively. Mr. Larson had no financial interest in the transactions between us and Morgan Lewis during this period. We believe that the services performed by Morgan Lewis were provided on terms no more or less favorable than those with unrelated parties.

Related Party Transaction Policy

We have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

Stockholder Agreement

Our certificate of incorporation, bylaws and stockholder agreement between us and VantagePoint provide for a number of board of director, stockholder and related governance matters.

The following actions by us will require the approval of VantagePoint for so long as VantagePoint owns at least 25% or more of our outstanding shares of common stock: (i) any amendment of our bylaws; (ii) the issuance of any securities with economic rights senior to our common stock or with voting rights different than our common stock, subject to certain exceptions; (iii) the incurrence or guarantee of any debt in excess of $20.0 million; (iv) the issuance of equity or debt, or any securities convertible into equity or debt, for consideration in excess of 12.5% of our market capitalization (as determined by the average trading price of our common stock over the 30 trading days prior to approval by our board of directors of such issuance); (v) the acquisition or disposition of stock or assets, including through a license or lease, for consideration in excess of 12.5% of our market capitalization (as determined by the average trading price of our common stock over the 30 trading days prior to approval by our board of directors of such transaction); (vi) the adoption of a stockholder rights plan; (vii) the approval of any “golden parachute” or other compensatory plan contingent upon a change in control of us for any of our executive officers valued in excess of $1 million for an individual officer or $5 million for a group of officers, at the time such compensatory arrangement is adopted; and (viii) any change in the number of authorized directors.

Amendments or modifications of our certificate of incorporation and bylaws relating to VantagePoint’s rights can occur only with the approval of VantagePoint. VantagePoint and its representatives have access to our books and records, subject to customary confidentiality and non-disclosure provisions. So long as VantagePoint owns at least 40% of our outstanding voting stock, our stockholders may act by written consent to change the number of authorized directors, remove a director without cause or fill a vacancy on our board of directors (following this offering, VantagePoint will own approximately 23.3% of our outstanding common stock).

VantagePoint has the right to designate (and remove or replace) three members of our board of directors if VantagePoint owns at least 50% or more of our outstanding shares (following this offering, VantagePoint will own approximately 23.3% of our outstanding common stock). VantagePoint will continue to have a right to designate (and remove or replace) two members of our board of directors if VantagePoint owns between 20% and 50% of our outstanding shares and will have a right to designate (and remove or replace) one member of our board of directors if VantagePoint owns between 10% and 20% of our outstanding shares. VantagePoint also has the right to select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors so long as it continues to hold at least 10% of our outstanding shares.

Registration Rights

We are party to an investors’ rights agreement with certain holders of our Common Stock, including two members of our Board, John W. Larson and Jerome D. Gramaglia, VantagePoint and certain funds affiliated with our director Richard M. Berkeley. This agreement provides for certain rights relating to the registration of their shares of Common Stock. See “Description of Capital Stock—Registration Rights” for additional information.

Indemnification Agreements

We have entered, or will enter, into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the number of shares of common stock beneficially owned on February 26, 2013, immediately following consummation of this offering, by:

•	Each person who is known by us to beneficially own 5% or more of our common stock;

•	Each of our directors and named executive officers;

•	All of our directors and executive officers as a group; and

•	All selling stockholders.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Beneficial ownership “Before the Offering” is based on 32,198,222 shares of common stock outstanding at February 26, 2013, but does not reflect the exercise of any options to purchase common stock. Beneficial ownership “After the Offering,” assuming the underwriters’ option to purchase is not exercised, is based on 33,066,396 shares of common stock outstanding at February 26, 2013, after giving effect to the sale and issuance of 500,000 shares of our common stock by us, the issuance of 368,174 shares of our common stock upon the exercise of outstanding options by certain selling stockholders at the closing of this offering and the sale of 5,131,115 shares of our common stock that we expect to be sold in this offering by certain selling stockholders. Beneficial ownership “After the Offering,” assuming the underwriters’ option to purchase is exercised in full, gives effect to the issuance of an additional 61,576 shares of our common stock upon the exercise of outstanding options by certain selling stockholders concurrently with the exercise of the underwriters’ option to purchase and the sale of an additional 844,667 shares of our common stock that we expect to be sold in this offering by certain selling stockholders. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of February 26, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Except as otherwise set forth below, the address of each of the persons listed below is 1100 Park Place, 4th Floor, San Mateo, California 94403.

	Before the Offering			After the Offering
				Assuming the Underwriter’s Option to Purchase Is Not Exercised		Assuming the Underwriters’ Option to Purchase Is Exercised in Full
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Being Offered	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Shares Offered Pursuant to the Underwriters’ Option to Purchase	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors:
Joseph L. Jackson(1)	1,502,777	4.46%	255,944	1,246,833	3.63%	42,806	1,204,027	3.51%
Richard M. Berkeley(2)	1,412,715	4.38%	600,987	811,728	2.45%	99,013	712,715	2.15%
Thomas A. Bevilacqua(3)	19,500	*	—	19,500	*	—	19,500	*
Bruce G. Bodaken(4)	81,000	*	—	81,000	*	—	81,000	*
Mariann Byerwalter(5)	38,000	*	—	38,000	*	—	38,000	*
Jerome D. Gramaglia(6)	80,161	*	13,735	66,426	*	2,297	64,129	*
John W. Larson(7)	201,889	*	25,701	176,188	*	4,299	171,889	*
Edward C. Nafus(8)	51,000	*	—	51,000	*	—	51,000	*
Richard T. Green(9)	310,858	*	53,116	257,742	*	8,884	248,858	*
Edgar O. Montes(10)	215,671	*	34,269	181,402	*	5,731	175,671	*
Kimberly L. Jackson(11)	146,220	*	24,845	121,375	*	4,155	117,220	*
All Executive Officers and Directors as a group (11 persons)(12)	4,059,791	11.71%	1,008,597	3,051,194	8.68%	167,185	2,884,009	8.20%
5% Stockholders:
Funds managed by VantagePoint Capital Partners(13)	11,635,995	36.10%	4,122,518	7,513,477	22.70%	677,482	6,835,995	20.62%
Wellington Management Company, LLP(14)	1,670,502	5.19%	—	1,670,502	5.05%	—	1,670,502	5.04%
Other Selling Stockholders:
Entities affiliated with Camden Partners(2)	1,412,715	4.38%	600,987	811,728	2.45%	99,013	712,715	2.15%

*	Represents beneficial ownership of less than 1%.
(1)	Includes options to purchase 1,500,000 shares of our common stock exercisable within 60 days as of February 26, 2013.
(2)

Includes 213,214 shares held by Camden Partners Strategic Fund II-A, LP, 12,774 shares held by Camden Partners Strategic Fund II-B, LP, 1,103,700 shares held by Camden Partners Strategic Fund III, LP and 45,527 shares held by Camden Partners Strategic Fund III-A, LP. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley, Don Hughes and David Warnock are the managing members of Camden Partners Strategic Manager, Camden Partners Strategic Manager is the managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of the Camden Funds, Messrs. Berkeley, Hughes and Warnock may be deemed to have voting and dispositive power over the shares held by the Camden Funds. Camden Partners Strategic II, LLC, or Camden Partners Strategic II, is the general partner of Camden Partners Strategic Fund II-A, LP and Camden Partners Strategic Fund II-B, LP, or the Camden Strategic Funds. Because Richard M. Berkeley, Don Hughes and David Warnock are the managing members of Camden Partners Strategic II, and Camden Partners Strategic II is the general partner of the Camden Strategic Funds, Messrs. Berkeley, Hughes and Warnock may be deemed to have voting and dispositive power over the shares held by the Camden Strategic Funds. Also includes 37,500 shares subject to options held by Mr. Berkeley that are exercisable within 60 days of February 26, 2013.

Mr. Berkeley has voting and investment power over the shares subject to options held by him. Mr. Berkeley disclaims beneficial ownership of the shares held by the Camden Funds except to the extent of his pecuniary interest therein. The address of Camden Funds, their affiliated entities and Mr. Berkeley is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

(3)	Includes 19,500 shares subject to options held by Mr. Bevilacqua that are exercisable within 60 days as of February 26, 2013. VantagePoint Management, Inc. has the authority to direct the exercise of the options held by Mr. Bevilacqua. Mr. Bevilacqua disclaims beneficial ownership of the options and the shares underlying the options, except to the extent of his pecuniary interests in the shares. The address of Mr. Bevilacqua is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(4)	Includes options to purchase 43,500 shares of our common stock exercisable within 60 days as of February 26, 2013.
(5)	Consists of options to purchase 38,000 shares of our common stock exercisable within 60 days as of February 26, 2013.
(6)	Includes options to purchase 43,500 shares of our common stock exercisable within 60 days as of February 26, 2013.
(7)	Includes options to purchase 69,750 shares of our common stock exercisable within 60 days as of February 26, 2013.
(8)	Includes options to purchase 38,000 shares of our common stock exercisable within 60 days as of February 26, 2013.
(9)	Includes options to purchase 307,500 shares of our common stock exercisable within 60 days as of February 26, 2013.
(10)	Includes options to purchase 215,000 shares of our common stock exercisable within 60 days as of February 26, 2013.
(11)	Includes options to purchase 145,000 shares of our common stock exercisable within 60 days as of February 26, 2013.
(12)	Includes options to purchase 2,457,250 shares of our common stock exercisable within 60 days as of February 26, 2013.
(13)	Includes 10,397,928 shares held by VantagePoint Venture Partners IV (Q), L.P., 1,048,101 shares held by VantagePoint Venture Partners IV, L.P., 144,108 shares held by VantagePoint Venture Partners IV Principals Fund, L.P., and 13,900 shares held by VantagePoint Venture Associates IV, L.L.C. VantagePoint Venture Associates IV, L.L.C. is the general partner of these VantagePoint limited partnerships and may be deemed to have beneficial ownership of these shares. Also includes 19,500 shares subject to options held by Mr. Bevilacqua and 12,458 shares subject to options held by J. Stephan Dolezalek that are exercisable within 60 days as of February 26, 2013. VantagePoint Management, Inc. has the authority to direct the exercise of the options held by Mr. Bevilacqua and Mr. Dolezalek. Alan E. Salzman, Chief Executive Officer of VantagePoint Management, Inc. and Managing Member of VantagePoint Venture Associates IV, L.L.C., may be deemed to beneficially own the shares subject to these shares and options. Mr. Bevilacqua and Mr. Dolezalek each disclaim beneficial ownership of all options or shares beneficially owned by entities affiliated with VantagePoint Capital Partners, except to the extent of their respective pecuniary interests therein. The address of VantagePoint Capital Partners, Mr. Bevilacqua, Mr. Dolezalek and Mr. Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, California 94066.
(14)	This information was obtained from the Schedule 13G filed with the SEC on February 14, 2013 by Wellington Management Company, LLP (“Wellington Management”). These shares are owned of record by clients of Wellington Management. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares. No such client is known to have such right or power with respect to more than five percent of the class. Wellington Management has shared voting power over 1,431,140 shares and shared dispositive power over 1,670,502 shares. The address of Wellington Management is 280 Congress Street, Boston, MA 02210.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Our authorized capital stock consists of 1,100,000,000 shares, with a par value of $0.001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of December 31, 2012, we had outstanding 31,571,484 shares of common stock, held of record by 58 stockholders. In addition, as of December 31, 2012, 4,614,681 shares of our common stock were subject to outstanding options, and we had outstanding warrants exercisable for up to an aggregate of 684,500 shares of our capital stock. For more information on our capitalization, see “Capitalization.”

Common Stock

Pursuant to our amended and restated certificate of incorporation, the holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. This amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. However, the current policy of the board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up of our company, subject to the rights, if any of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time-to-time shares of preferred stock in one or more series without stockholder approval. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Warrants

At December 31, 2012, we had warrants outstanding to purchase 684,500 shares of our common stock at exercise prices ranging from $4.58 to $8.50 per share. The warrant to purchase 211,764 shares was cashless net exercised on January 30, 2013, resulting in 117,166 shares being issued to the holder. The warrants to purchase 472,736 shares were cashless net exercised on January 9, 2013, resulting in 350,705 shares being issued to the holders. Each warrant contained provisions for the adjustment of exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like. Each warrant holder, with the exception of the holder of the warrant to purchase 211,764 shares of common stock, was granted certain registration rights on the same terms as those held by preferred stockholders as described below.

Stockholder Agreement

We and VantagePoint entered into a stockholder agreement providing VantagePoint with the right to (i) designate (and remove or replace) up to three members of our board of directors, (ii) select one of its board designees to serve on our compensation committee, our nominating and corporate governance committee and any other special committee of our board of directors, (iii) approve certain corporate actions and certain amendments or modifications of our certificate of incorporation and bylaws and (iv) access our books and records, subject to customary confidentiality and non-disclosure provisions, all as described in more detail in the “Certain Relationships And Related Party Transactions” section above.

Registration Rights

Following this offering’s completion, pursuant to the Amended and Restated Investors’ Rights Agreement dated as of December 22, 2005, as amended, the holders of an aggregate of 8,501,844 shares of common stock (including shares issuable upon the exercise of all warrants) are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended. These rights include demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate with respect to an individual holder after the date that is five years following the completion of our initial public offering or, with respect to the piggyback registration rights discussed below, at such time as the holders may sell all shares in any ninety day period under Rule 144.

Demand Registration Rights. Following this offering’s completion, the holders of an aggregate of 8,501,844 shares of our common stock (including shares issuable upon the exercise of all warrants), or their permitted transferees, are currently entitled to demand registration rights. Under the terms of the investors’ rights agreement, we will be required, at our expense, upon the written request of holders of a majority of these shares, to use our best efforts to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. We are not required to effect a demand registration prior to 180 days after the effective date of this registration statement.

Short-Form Registration Rights. Following this offering’s completion, the holders of an aggregate of 8,501,844 shares of our common stock (including shares issuable upon the exercise of all warrants), or their permitted transferees, are also currently entitled to short-form registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request, to have such shares registered by us at our expense if the proposed aggregate offering price of the shares to be registered by the holders requesting registration, net of underwriting discounts and commissions, is at least $2,000,000, subject to certain exceptions. We are required to effect only two registration statements on Form S-3 during a twelve month period.

Piggyback Registration Rights. Following this offering’s completion, the holders of an aggregate of 8,265,804 shares of our common stock (including shares issuable upon the exercise of all warrants), or their permitted transferees, are currently entitled to piggyback registration rights. If we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration at our expense. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws. Our amended and restated certificate of incorporation and bylaws include provisions that:

•

authorize our board of directors to issue, without further action by the stockholders, up to 100,000,000 shares of undesignated preferred stock, which may contain voting, liquidation, dividend and other rights superior to our common stock;

•	limit the ability of stockholders to act by written consent to such periods during which VantagePoint Capital Partners and its affiliates hold 40% or more of our outstanding common stock;

•	limit the ability of our stockholders to call and bring business before special meetings of our stockholders;

•	establish an advance notice procedure for stockholder approvals to be brought before meetings of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	control the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

•	provide the board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder.” Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our common stock is listed on the NYSE under the symbol “WAGE.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

For purposes of this discussion, a “non-U.S. holder” means a person that for U.S. federal income tax purposes is not a partnership (or entity treated as such for U.S. federal income tax purposes) and is not any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, administrative rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. This discussion does not address all aspects of U.S. federal income and estate tax law and does not describe any other U.S. federal, non-U.S., state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including, without limitation, certain former citizens and former long-term residents, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a partnership or other entity treated as such for U.S. federal income tax purposes or an investor in any such entity, a tax-exempt organization, a bank or other financial institution, a broker, dealer or trader in securities, commodities or currencies, a person holding our common stock as part of a hedging, conversion, straddle, constructive sale or other risk reduction transaction or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in the common stock, but not below zero, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of stock, the tax treatment of which is discussed below under “—Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a valid IRS Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty for dividends will be required to (a) furnish to us or our paying agent a valid IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Disposition of Common Stock

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the calendar year of that disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, as such term is defined in section 897(c) of the Code during the shorter of the five-year period ending on the date of disposition or your holding period of our common stock. As long as our common stock is regularly traded on an established securities market, within the meaning of section 897(c)(3) of the Code, these rules will apply only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Code. We believe we are not and do not expect to become a U.S. real property holding corporation.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale (or such lower rate as specified by an applicable income tax treaty), which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Legislation Relating to Foreign Accounts

Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under those rules) and certain other non-U.S. entities if additional certification, information reporting and other specified requirements are not met. The legislation may impose a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing such reporting and withholding requirements may be subject to different rules.

The IRS has recently issued Treasury regulations that provide for a phased implementation of the withholding provisions described above. Withholding will generally apply to payments of dividends on our common stock made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the potential impact of these rules on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering a total of 32,071,484 shares of common stock will be outstanding, assuming that there are no exercises of options or warrants after December 31, 2012. Of these shares, all 5,631,115 shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, all 7,475,000 shares of common stock sold in our initial public offering and all 6,900,000 shares of common stock sold in our October 2012 follow-on public offering are or will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

The remaining 12,433,543 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	3,988,213
After the date of this prospectus, but less than 90 days after the date of this prospectus	10,057
At various times beginning more than 90 days after the date of this prospectus	8,435,273

In addition, of the 4,614,681 shares of our common stock that were subject to stock options outstanding as of December 31, 2012, options to purchase 3,155,868 shares of common stock were vested as of December 31, 2012 and will be eligible for sale following the effective date of this offering, subject to the lock-up agreements as described below.

Rule 144

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then-outstanding, which will equal approximately 320,715 shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of our initial public offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

In connection with this offering, we, the selling stockholders and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions, as set forth in “Underwriting.”

After this offering, certain persons who have entered into lock-up agreements may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these plans are not permitted until the expiration of the lock-up agreements relating to this offering.

Registration Rights

Upon completion of this offering, the holders of 8,501,844 shares of common stock or their transferees (including shares issuable upon the exercise of all warrants) will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

On May 10, 2012, we filed a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. However, the shares registered on Form S-8 that are subject to lock-up agreements will not be eligible for resale until the expiration of such lock-up agreements.

Proposed Changes to Our 2010 Equity Incentive Plan

On March 1, 2013, we filed a definitive proxy statement related to our 2013 Annual Meeting of Stockholders which included, among other proposals, a proposal to amend and restate our 2010 Equity Incentive Plan to (i) add 1,000,000 shares to the total number of shares of common stock reserved for issuance thereunder, (ii) modify the automatic “evergreen provision” so that the total number of shares of common stock reserved for issuance under the 2010 Equity Incentive Plan automatically increases at the beginning of each fiscal year by the lesser of: (A) 4% (instead of the current 3%) of the total number of shares outstanding as of the last day of the immediately preceding fiscal year, (B) 1,500,000 shares, or (C) such other amount as our Board of Directors may determine, (iii) require stockholder approval of an exchange program (as defined thereunder) before such program can be implemented, (iv) modify to allow us the ability to deduct in full under Section 162(m) of the Internal Revenue Code of 1986, as amended, the compensation recognized by its executive officers in connection with certain awards that may be granted under our 2010 Equity Incentive Plan in the future and (v) make certain other changes as described in the proxy statement. Our 2013 Annual Meeting of Stockholders will be held on April 16, 2013.

UNDERWRITING

The underwriters named below, for which William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, us and the selling stockholders to purchase from us and the selling stockholders, the respective number of shares of common stock set forth opposite each underwriter’s name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	2,534,003
Stifel, Nicolaus & Company, Incorporated	2,252,446
JMP Securities LLC	422,333
Needham & Company, LLC	422,333

Total	5,631,115

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the overallotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

Certain selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 844,667 additional shares from them at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.54 per share. After the offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Underwriting Discounts and Commissions paid by us	$0.90	$0.90	$450,000	$450,000
Underwriting Discounts and Commissions paid by the selling stockholders	$0.90	$0.90	$4,618,004	$5,378,204
Expenses payable by us	$1.54	$1.54	$768,097	$768,097
Expenses payable by the selling stockholders	$—	$—	$—	$—

We estimate that our portion of the total expenses of this offering will be $753,097. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $15,000 as set forth in the underwriting agreement.

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated for a period of 90 days after the date of this prospectus, subject to certain exceptions, including a limited number of shares which may be issued by us in connection with acquisitions of other businesses.

Our directors, executive officers and the selling stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), enter into a transaction which would have the same effect or engage in any transaction that would require a filing pursuant to §13 or §16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (2) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, (3) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (4) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than certain limited exceptions.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The shares of our common stock are listed on the NYSE under the symbol “WAGE.”

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time-to-time, performed, and may in the future perform, various financial advisory, lending and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their affiliates have provided certain commercial banking, financial advisory and investment banking services for us for which they receive fees. Affiliates of certain of the underwriters from time-to-time enter bids with respect to mortgage-backed security trades with us and the lowest bidder purchases those securities. The underwriters and their affiliates may from time-to-time in the future perform services for us and engage in other transactions with us.

The common stock is being offered for sale in those jurisdictions in the United States, the European Union and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member

State, except that an offer to the public in that Relevant Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of common stock shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares of common stock within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of common stock through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offer of shares of common stock contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares of common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale, or (ii) where shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to prospective investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The shares of common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Notice to prospective investors in Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to prospective investors in France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to prospective investors in The Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities) (hereinafter, “the Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to prospective investors in Italy

No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa), or Consob, pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the common stock may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the common stock may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati), or the Qualified Investors, pursuant to Article 100 of Legislative Decree no. 58 dated February 24, 1998, as amended, or the

Financial Act, as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14, 1999, as amended, Regulation no. 11971; or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the common stock in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation, and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d’Italia) and any other relevant Italian authorities.

Notice to prospective investors in Switzerland

This document, as well as any other material relating to the shares of common stock which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares of common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares of common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares of common stock are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares of common stock with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares of common stock, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham & Watkins LLP, Menlo Park, California is representing the underwriters in this offering. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich  & Rosati own an interest representing less than 0.1% of our common stock.

EXPERTS

The consolidated financial statements of WageWorks, Inc. and subsidiaries as of December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of financial position of TransitCenter, Inc. as of December 31, 2011 and 2010 and the related statements of activities and cash flows for each of the years in the two-year period ended December 31, 2011 have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at http://www.wageworks.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC (excluding any document, or portion thereof, to the extent disclosure is furnished and not filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 27, 2013, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on March 11, 2013;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 1, 2013; and

•	our Current Reports on Form 8-K filed with the SEC on January 7, 2013 and March 1, 2013.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus, at no cost. Any such request should be directed to:

WageWorks, Inc.

1100 Park Place, 4th Floor

San Mateo, California 94403

Attention: General Counsel

(650) 577-5200

generalcounsel@wageworks.com

These documents are also available on the Investor Relations section of our website, which is located at http://www.wageworks.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

WAGEWORKS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors

WageWorks, Inc.:

We have audited the accompanying consolidated balance sheets of WageWorks, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2012, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WageWorks, Inc. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

San Francisco, California

February 25, 2013

WAGEWORKS, INC.

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31, 2011	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$154,621	$305,052
Restricted cash, current portion	2,383	1,147
Accounts receivable, less allowance for doubtful accounts of $69 and $403 at December 31, 2011 and December 31, 2012, respectively	15,647	22,924
Deferred tax assets—current	1,291	11,855
Prepaid expenses and other current assets	5,887	6,309

Total current assets	179,829	347,287
Restricted cash, net of current portion	2,526	2,432
Property and equipment, net	19,014	24,777
Goodwill	46,233	94,827
Acquired intangible assets, net	12,555	47,506
Deferred tax asset	16,978	—
Other assets	1,561	1,938

Total assets	$278,696	$518,767

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$21,415	$42,034
Customer obligations	169,959	249,801
Short-term contingent payment	8,976	6,818
Short-term debt	14,901	—
Other current liabilities	394	2,726

Total current liabilities	215,645	301,379
Long-term debt	—	44,371
Warrants	1,119	—
Long-term contingent payment, net of current portion	—	11,772
Deferred tax liability	—	2,450
Other non-current liability	1,820	2,384

Total liabilities	218,584	362,356

Redeemable convertible preferred stock:
Redeemable convertible preferred stock, Series C ($24,999 liquidation preference). Authorized 6,306 shares; issued and outstanding 5,882 shares at December 31, 2011 and no shares outstanding at December 31, 2012	36,570	—
Redeemable convertible preferred stock, Series D ($15,998 liquidation preference). Authorized 2,465 shares; issued and outstanding 2,465 shares at December 31, 2011 and no shares outstanding at December 31, 2012	17,771	—
Redeemable convertible preferred stock, Series E ($21,179 liquidation preference). Authorized 5,295 shares; issued and outstanding 5,295 shares at December 31, 2011 and no shares outstanding at December 31, 2012	27,828	—

Total redeemable convertible preferred stock	82,169	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value ($31,916 liquidation preference). Authorized 26,392 shares, outstanding 17,645 shares at December 31, 2011 and no shares outstanding at December 31, 2012	33,965	—
Common stock, $0.001 par value. Authorized 1,000,000 shares; issued 1,738 shares at December 31, 2011 and 31,771 shares at December 31, 2012	2	32
Treasury stock at cost 192 shares at December 31, 2011 and 200 shares at December 31, 2012	(433)	(546)
Additional paid-in capital	19,029	221,046
Accumulated deficit	(74,620)	(64,121)

Total stockholders’ equity (deficit)	(22,057)	156,411

Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$278,696	$518,767

The accompanying notes are an integral part of the consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year Ended December 31,
	2010	2011	2012
Revenues:
Healthcare	$75,771	$90,917	$112,905
Commuter	29,304	33,325	51,817
Other	9,972	11,395	12,560

Total revenue	115,047	135,637	177,282

Operating expenses:
Cost of revenues (excluding amortization of internal use software)	50,205	55,651	64,647
Technology and development	12,640	13,526	18,849
Sales and marketing	18,173	20,697	30,341
General and administrative	18,231	20,876	28,839
Amortization and change in contingent consideration	7,764	11,327	15,674

Total operating expenses	107,013	122,077	158,350

Income from operations	8,034	13,560	18,932
Other income (expense):
Interest income	220	36	36
Interest expense	(188)	(494)	(1,772)
Interest expense: amortization of convertible debt discount	(21,107)	—	—
Gain (loss) on revaluation of warrants	(5,413)	351	381
Other income	—	—	48

Income (loss) before income taxes	(18,454)	13,453	17,625
Income tax benefit (provision)	1,204	19,868	(7,126)

Net income (loss)	(17,250)	33,321	10,499
Accretion of redemption premium expense	(6,740)	(6,209)	(2,301)

Net income (loss) attributable to common stockholders	$(23,990)	$27,112	$8,198

Basic net income (loss) per share attributable to common stockholders	$(15.70)	$17.65	$0.45
Diluted net income (loss) per share attributable to common stockholders	$(15.70)	$1.43	$0.33
Shares used in basic net income (loss) per share calculations	1,528	1,536	18,138
Shares used in diluted net income (loss) per share calculations	1,528	20,086	24,414

The accompanying notes are an integral part of the consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands)

	Convertible preferred stock		Common stock		Treasury Stock		Additional paid-in capital	Accumulated deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2009	17,645	$33,965	1,712	$2	(187)	$(376)	$13,105	$(90,691)	$(43,995)
Exercise of stock options	—	—	6	—	—	—	5	—	5
Stock-based compensation	—	—	—	—	—	—	2,404	—	2,404
Modification of warrants	—	—	—	—	—	—	14,193	—	14,193
Accretion of redemption premium	—	—	—	—	—	—	(6,740)	—	(6,740)
Net loss	—	—	—	—	—	—	—	(17,250)	(17,250)

Balance at December 31, 2010	17,645	$33,965	1,718	$2	(187)	$(376)	$22,967	$(107,941)	$(51,383)

Exercise of stock options	—	—	20		—	—	27	—	27
Share repurchases	—	—	—	—	(5)	(57)	—	—	(57)
Stock-based compensation	—	—	—	—	—	—	2,244	—	2,244
Accretion of redemption premium	—	—	—	—	—	—	(6,209)	—	(6,209)
Net income	—	—	—	—	—	—	—	33,321	33,321

Balance at December 31, 2011	17,645	$33,965	1,738	$2	(192)	$(433)	$19,029	$(74,620)	$(22,057)

Issuance of common stock in May 2012 initial public offering at $9.00 per share, net of issuance costs of $5,527	—	—	7,475	7	—	—	57,023	—	57,030
Issuance of common stock in October 2012 follow-on offering at $17.50 per share, net of issuance costs of $903	—	—	1,000	1	—	—	15,546	—	15,547
Conversion of preferred stock to common stock	(17,645)	(33,965)	17,688	18	—	—	118,416	—	84,469
Conversion of preferred stock warrants to common stock warrants	—	—	—	—	—	—	738	—	738
Exercise of stock options	—	—	701	1	—	—	4,391	—	4,392
Exercise of Investor Warrant	—	—	3,039	3	—	—	1,737	—	1,740
Exercise of ORIX Warrant	—	—	43	0	—	—	—	—	—
Issuance of common stock under Employee Stock Purchase Plan	—	—	87	0	—	—	852	—	852
Share repurchases	—	—	—	—	(8)	(113)	—	—	(113)
Tax benefit from the exercise of stock options	—	—	—	—	—	—	1,865	—	1,865
Stock-based compensation	—	—	—	—	—	—	3,750	—	3,750
Accretion of redemption premium	—	—	—	—	—	—	(2,301)	—	(2,301)
Net income	—	—	—	—	—	—	—	10,499	10,499

Balance at December 31, 2012	—	$—	31,771	$32	(200)	$(546)	$221,046	$(64,121)	$156,411

The accompanying notes are an integral part of the consolidated financial statements.

WAGEWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	$(17,250)	$33,321	$10,499
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	4,164	3,199	2,950
Amortization and change in contingent consideration	7,764	11,327	15,674
Stock-based compensation	2,404	2,244	3,750
Revaluation of warrants	5,413	(351)	(381)
Amortization of debt discount	21,107	—	—
Loss on disposal of fixed assets	—	51	178
Loss on impairment of long-lived assets	120	116	—
Payment of contingent consideration in excess of initial measurement	—	(662)	(3,361)
Provision for doubtful accounts	66	61	(261)
Deferred taxes	(1,334)	(20,198)	6,688
Excess tax benefit from the exercise of stock options	—	—	(1,901)
Changes in operating assets and liabilities:
Accounts receivable	(2,109)	475	(5,538)
Prepaid expenses and other current assets	(324)	(3,996)	(2,659)
Other assets	(303)	204	(160)
Accounts payable and accrued expenses	344	(29)	5,075
Customer obligations	1,522	28,917	23,680
Other liabilities	(1,108)	510	1,900

Net cash provided by operating activities	20,476	55,189	56,133

Cash flows used in investing activities:
Purchases of property and equipment	(7,257)	(9,408)	(12,291)
Cash consideration for business acquisitions, net of cash acquired	(5,012)	(1,852)	8,212
Cash paid for acquisition of client contracts	—	—	(6,006)
Change in restricted cash	(30)	(1,334)	1,790

Net cash used in investing activities	(12,299)	(12,594)	(8,295)

Cash flows from financing activities:
Proceeds from debt	2,837	12,064	29,470
Proceeds from initial public offering net of underwriters commissions and discounts	—	—	62,557
Proceeds from follow-on offering net of underwriters commissions and discounts	—	—	16,450
Proceeds from exercise of warrants	—	—	1,740
Proceeds from exercise of common stock options	5	27	4,392
Proceeds from issuance of common stock (Employee Stock Purchase Plan)	—	—	852
Payment of contingent consideration	—	(4,288)	(14,656)
Purchase of treasury stock	—	(57)	(113)
Excess tax benefit from the exercise of stock options	—	—	1,901

Net cash provided by financing activities	2,842	7,746	102,593

Net increase in cash and cash equivalents	11,019	50,341	150,431
Cash and cash equivalents at beginning of period	93,261	104,280	154,621

Cash and cash equivalents at end of period	$104,280	$154,621	$305,052

Supplemental cash flow disclosure:
Cash paid during the period for:
Interest	$189	$368	$1,094
Taxes	383	442	583
Noncash financing and investing activities:
Conversion of convertible debt and accrued interest into Series E preferred stock	21,178	—	—
Accretion of redemption premium	6,740	6,209	2,301
Reduction in FBM contingent consideration due to re-negotiated lease	—	—	528
Reduction in FBM contingent consideration due to post-purchase price adjustment	—	—	2,316
Conversion of preferred stock to common stock	—	—	118,434
Conversion of preferred stock warrants to common stock warrants	—	—	738
PBS acquisition adjustment	—	590	—
Modification of warrants	14,193	—	—

The accompanying notes are an integral part of the consolidated financial statements.

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(1)	Summary of Business and Significant Accounting Policies

Business

We are a leading on-demand provider of tax-advantaged programs for consumer-directed health, commuter and other employee spending account benefits, or CDBs, in the United States. We administer and operate a broad array of CDBs, including spending account management programs such as health and dependent care Flexible Spending Accounts, or FSAs, Health Savings Accounts, or HSAs, Health Reimbursement Arrangements, or HRAs, and commuter benefits, such as transit and parking programs.

We deliver our CDB programs through a highly scalable delivery model that employer clients and their employee participants may access through a standard web browser on any internet-enabled device including computers, smart phones and other mobile devices such as tablet computers. Our on-demand delivery model eliminates the need for our employer clients to install and maintain hardware and software in order to support CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Our CDB programs assist employees and their families to save money by using pre-tax dollars to pay for certain of their healthcare and commuter expenses. Employers financially benefit from our programs through reduced payroll taxes, even after factoring in our fees. Under our FSA, HSA and commuter programs, employee participants contribute funds from their pre-tax income to pay for qualified out-of-pocket healthcare expenses not fully covered by insurance, such as co-pays, deductibles and over-the-counter medical products or for commuting costs.

The Company operates as a single reportable segment on an entity level basis. The Company generates revenue from the administration of healthcare, commuter and other employer sponsored tax-advantaged benefit services. The entity level is the aggregation of these three revenue streams.

Initial Public Offering

On May 15, 2012, the Company closed its initial public offering (IPO). The offer and sale of all of the shares in the initial public offering were registered under the Securities Act pursuant to a registration statement on Form S-1, which was declared effective by the SEC on May 9, 2012 (the Effective Date). In connection with the IPO the Company sold 7,475,000 shares of common stock to the public at a price of $9.00 per share, which included 975,000 shares of common stock from the full exercise of the overallotment option of shares granted to the underwriters. The Company received aggregate proceeds of $62.6 million from the initial public offering and the underwriters’ overallotment option, net of underwriters’ discounts and commissions. Upon the closing of the IPO, all shares of the Company’s previously outstanding preferred stock automatically converted into shares of common stock and outstanding warrants to purchase the Company’s preferred stock automatically became exercisable for shares of common stock.

Follow-On Public Offering

On October 9, 2012, the Company closed its follow-on public offering and sold 1,000,000 shares of common stock at a price of $17.50 per share, which raised $15.5 million, net of underwriters’ discounts and commissions and estimated offering costs. Certain selling stockholders, including VantagePoint, sold 5,000,000 shares of common stock in the offering, including 338,566 shares of common stock which were issued upon the exercise of outstanding warrants. In addition, the underwriters exercised their overallotment option to purchase 900,000 additional shares from the selling stockholders, including 31,313 shares of common stock which were issued upon the exercise of outstanding warrants. The Company did not receive any proceeds from the sale of shares by the selling stockholders other than $1.7 million representing the exercise price of the warrants that were exercised by a selling stockholder in connection with the offering.

F-7	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Acquisitions of businesses are accounted for as business combinations, and accordingly, the results of operations of acquired businesses are included in the consolidated financial statements from the date of acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain immaterial prior period amounts within our consolidated balance sheet have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in these consolidated financial statements include allowances for doubtful accounts, valuation of intangible assets acquired including estimates of cash flows associated with the assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, expired and unredeemed products, deferred tax assets, reserve for income tax uncertainties, the assumptions used for stock-based compensation, and contingent consideration associated with acquisitions and purchase accounting. Actual results could differ from those estimates. In making its estimates, the Company considers the current economic and legislative environment in the estimates and has considered those factors when reviewing the assumptions and estimates.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents, which consist of cash on deposit with banks and money market funds, are stated at cost. To the extent the Company’s contracts do not provide for any restrictions on the Company’s use of cash that it receives from clients the cash is recorded as cash and cash equivalents.

In all cases, the Company recognizes a related liability to its customers, classified as customer obligations in the accompanying consolidated balance sheets.

Restricted cash represents cash used to collateralize standby letters of credit. The current portion of restricted cash matures in 2013 and is therefore classified as a current asset at December 31, 2012.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, or ASC 820, provides a consistent framework to define, measure, and disclose the fair value of assets and liabilities in financial statements. ASC 820 establishes a three-level hierarchy priority for disclosure of assets and liabilities recorded at fair value. The ordering of priority reflects the degree to which objective prices in external active markets are available to measure fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that

F-8	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The contingent consideration payable related to the Planned Benefits Systems (PBS), Fringe Benefits Management (FBM), Choice Strategies (CS), Benefit Concepts, Inc. (BCI) and TransitCheck (TC) acquisitions (see Note 3) were recorded at fair value on the acquisition date and are adjusted quarterly to fair value. The increases or decreases in the fair value of contingent consideration payable can result from changes in anticipated revenue levels and changes in assumed discount periods and rates. As the fair value measure is based on significant inputs that are not observable in the market, they are categorized as Level 3.

The Lender Warrant (see Note 9) was recorded at fair value on the grant date and was adjusted quarterly to fair value. The Company valued the Lender Warrant using a Black-Scholes option-pricing model, which incorporates assumptions about underlying asset value, volatility, expected remaining life, and risk-free interest rate. These valuation assumptions were estimated based upon management’s judgment about the general industry environment. Since the valuation of the Lender Warrant involves significant unobservable inputs, it was categorized as Level 3 under the three-level hierarchy discussed above. Upon the completion of the Company’s IPO in May 2012 and the conversion of the Company’s outstanding shares of preferred stock into shares of common stock, the Lender Warrant, which was a warrant to purchase Series C redeemable convertible preferred stock, became exercisable for shares of common stock. As the warrant is no longer exercisable into shares of redeemable preferred stock, the warrant was reclassified from liability to equity and the Company will no longer record any mark-to-market changes in the fair value of the warrant in the statements of operations. The Company performed the final re-measurement of the Lender Warrant at the closing date of the Company’s IPO on May 15, 2012. The Lender Warrant was then reclassified from liability to equity on that date.

Other financial instruments not measured at fair value on the Company’s consolidated balance sheet at December 31, 2012, but which require disclosure of their fair values include: cash and cash equivalents (including restricted cash), accounts receivable, accounts payable and accrued expenses and debt under the line of credit with Union Bank, N.A. The estimated fair value of such instruments at December 31, 2012 approximates their carrying value as reported on the consolidated balance sheet. The fair value of all of these instruments are categorized as Level 2 of the fair value hierarchy, with the exception of cash, which is categorized as Level 1.

F-9	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table provides a reconciliation between the beginning and ending balances of items measured at fair value on a recurring basis that used significant unobservable inputs (Level 3) (dollars in thousands):

	Lender Warrant	Contingent Consideration PBS	Contingent Consideration FBM	Contingent Consideration CS	Contingent Consideration TC	Contingent Consideration BCI
Balances at December 31, 2010	$1,470	$6,361	$9,573	$—	$—	$—
Gains or losses included in earnings:	—	—	—	—	—	—
Gain on revaluation of warrant	(351)	—	—	—	—	—
Loss on revaluation of contingent consideration	—	1,437	1,255	—	—	—
Payment of contingent consideration for PBS	—	(2,000)	—	—	—	—
Payment of contingent consideration for FBM	—	—	(7,650)	—	—	—

Balances at December 31, 2011	$1,119	$5,798	$3,178	$—	$—	$—

Initial fair value of contingent consideration	—	—	—	11,054	5,314	11,772
Gains or losses included in earnings:	—	—	—	—	—	—
Gain on revaluation of warrant	(381)	—	—	—	—	—
Loss on revaluation of contingent consideration	—	1,062	542	645	86	—
Payment of contingent consideration	—	(6,860)	(546)	(5,211)	(5,400)	—
Reclassification of warrant to additional paid-in capital	(738)	—	—	—	—	—
Reduction in FBM contingent consideration due to post-purchase price adjustment	—	—	(2,316)	—	—	—
Reduction in FBM contingent consideration due to re-negotiated lease	—	—	(528)	—	—	—

Balances at December 31, 2012	$—	$—	$330	$6,488	$—	$11,772

In the first quarter of 2012, the Company re-negotiated its lease with Fringe Benefits Management Company, or FBMC, from whom the Company leases a facility in Florida. Both parties agreed to a reduction in the rental rate for the remainder of the lease term and subsequently amended their Shared Services Agreement. In connection with this lease re-negotiation, FBMC and the Company agreed to reduce the amount of contingent consideration due to FBMC in 2012 by $0.5 million. The Company is amortizing this amount over the remaining term of the lease.

F-10	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Quantitative Information About Level 3 Fair Value Measurements

The significant unobservable inputs used in the fair value measurement of the Company’s contingent consideration and Lender Warrant designated as Level 3 are as follows:

	Fair Value at December 31, 2012	Valuation Technique	Significant Unobservable Input
	(in thousands, unaudited)
Contingent consideration—FBM	$330	Discounted cash flow	Annualized revenue and probability of achievement
Contingent consideration—CS	$6,488	Discounted cash flow	Annualized revenue and probability of achievement
Contingent consideration—BCI	$11,772	Discounted cash flow	Annualized revenue and probability of achievement

Sensitivity To Changes In Significant Unobservable Inputs

As presented in the table above, the significant unobservable inputs used in the fair value measurement of contingent consideration related to the acquisitions are annualized revenue forecasts developed by the Company’s management and the probability of achievement of those revenue forecasts. Significant increases (decreases) in these unobservable inputs in isolation would result in a significantly lower (higher) fair value measurement.

Accounts Receivable

Accounts receivable represent both amounts receivable in relation to fees for the Company’s services and unpaid amounts by customers for benefit services of participants provided by third-party vendors, such as transit agencies and healthcare providers. The Company provides for an allowance for doubtful accounts by reference to reserves for specific accounts. The Company reviews its allowance for doubtful accounts monthly. Accounts more than 30 days past due are reviewed weekly for collectability. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2010, 2011 and 2012 were not significant.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation on computer and equipment and furniture and fixtures is calculated on a straight-line basis over the estimated useful lives of those assets, ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful life or the lease term.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in operating expenses.

Maintenance and repairs are expensed as incurred. Expenditures that substantially increase an asset’s useful life are capitalized.

Software and Web Site Development Costs

The Company recognizes internal use software and Web site development costs in accordance with FASB ASC Subtopic 350-40, Internal-Use Software, and FASB ASC Subtopic 350-50, Intangibles—Website Development Costs, respectively. As such, the Company expenses all costs incurred that relate to the planning

F-11	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

and post implementation phases of development. Costs incurred in the development phase are capitalized and recognized over the technology’s estimated useful life, generally four years, as amortization in the accompanying consolidated statements of operations. Costs associated with the platform content or the repair or maintenance of the existing platforms are expensed as incurred.

The Company accounts for interest costs related to internal use software and Web site development costs in accordance with the provisions of FASB ASC Subtopic 835-20, Interest—Capitalization of Interest, which require capitalization of interest on major construction or acquisition projects where the financial statement effect of capitalization versus current expense recognition is likely to be material. Capitalized interest related to software and development costs was immaterial for all years.

Accounting for Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant and Equipment, the Company evaluates the recoverability of property and equipment and other assets, including identifiable intangible assets with definite lives, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group, based on discounted cash flows. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. Impairment adjustments related to software development costs were not significant for 2010, 2011 and 2012. There were no other impairments recorded for the remaining other long-lived assets for 2010, 2011 and 2012.

Acquisitions and Goodwill

The Company has accounted for all of its acquisitions using the purchase method as required under the provisions of FASB ASC 805, Business Combinations, or ASC 805. The cost of acquisition is allocated to the assets acquired and liabilities assumed based on fair values at the date of acquisition. Goodwill represents the excess cost over the fair value of net assets acquired in the acquisition.

The Company performs a goodwill impairment test annually on December 31st and more frequently if events and circumstances indicate that the asset might be impaired. The impairment tests are performed in accordance with FASB ASC 350, Intangibles—Goodwill and Other, or ASC 350. The following are examples of triggering events (none of which occurred in 2011 or 2012) that could indicate that the fair value of a reporting unit has fallen below the unit’s carrying amount:

•	A significant adverse change in legal factors or in the business climate

•	An adverse action or assessment by a regulator

•	Unanticipated competition

•	A loss of key personnel

•	A more-likely than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit’s fair value. When reviewing goodwill for impairment, the Company assesses whether goodwill should be allocated to

F-12	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

operating levels lower than the Company’s single operating segment for which discrete financial information is available and reviewed for decision-making purposes. These lower levels are referred to as reporting units. The Company’s chief operating decision maker, the Chief Executive Officer, does not allocate resources or assess performance at the individual healthcare, commuter or other revenue stream level, but rather at the operating segment level. Discrete financial information is therefore not maintained at the revenue stream level. The Company’s one reporting unit was determined to be the Company’s one operating segment.

The goodwill impairment analysis is a two-step process: first, the reporting unit’s estimated fair value is compared to its carrying value, including goodwill. If the Company determines that the estimated fair value of the reporting unit is less than its carrying value, the Company moves to the second step to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of the reporting unit in a manner similar to a purchase price allocation. In September 2011, the FASB issued new guidance intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendments also expand upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company adopted the new guidance in the fourth quarter of 2012. In assessing the qualitative factors, the Company assesses relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, overall financial performance, Company specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact. Based on the qualitative evaluation performed, management determined that it is not more likely than not that goodwill is impaired and the two-step goodwill impairment test was not deemed necessary.

To date, the Company has not made any impairment adjustments to goodwill as the fair value of its reporting unit in all prior years has always exceeded its carrying value by a significant amount.

Income Taxes

The Company reports income taxes in accordance with FASB ASC 740, Income Taxes, which requires an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities arise from the differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under current enacted tax law. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly, it may have a material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax benefits. If it is more likely than not that the Company would not realize the deferred tax benefits, then the Company would establish a valuation allowance for all or a portion of the deferred tax benefits.

F-13	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Under ASC Subtopic 740-10, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained on examination by the taxing authorities, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in income tax expense.

Revenue Recognition

The Company reports revenue based on the following product lines: Healthcare, Commuter, and Other services. Healthcare and Commuter include revenues generated from benefit service fees based on client employee (known as participant) participation levels and interchange and other commission revenues. Interchange and other commission revenues are based on a percentage of total healthcare and commuter dollars transacted pursuant to written purchase agreements with certain vendors and banks. Other revenue includes services related to Consolidated Omnibus Budget Reconciliation Act, or COBRA, enrollment and eligibility, non-healthcare, and employee account administration (i.e., tuition and health club reimbursements) and project-related professional services.

The Company recognizes all revenue streams in accordance with FASB ASC 605, Revenue Recognition. As such, the Company recognizes revenue when collectability is reasonably assured, service has been performed, persuasive evidence of an arrangement exists, and there is a fixed or determinable fee.

Benefit service fees are recognized on a monthly basis as services are rendered and earned under service arrangements where fees and commissions are fixed or determinable and collectability is reasonably assured. Benefit service fees are based on a fee for service model (e.g., monthly fee per participant) in which revenue is recognized on a monthly basis as services are rendered under price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Fees received for initial setup of new clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The initial setup fees are not considered separable from the ongoing services provided for which benefit service fees are earned.

Vendor and bank interchange revenues are attributed to revenue sharing arrangements the Company enters into with certain banks and card associations, whereby the Company shares a portion of the transaction fees earned by these financial institutions on debit cards the Company issues to its employee participants based on a percentage of total dollars transacted as reported on third-party reports. Commission revenue entails the Company purchasing passes on behalf of its employee participants from various transit agencies and due to the significant volume of purchases, the Company receives commissions on these passes which the Company records on a net basis. Commission revenue is recognized on a monthly basis as transactions are placed under written purchase agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties. In addition, the Company recognizes revenue on our estimate of passes that will expire unused over the estimated useful life of the passes, as the amounts paid for these passes are nonrefundable to both the employer client and the employee participant.

Professional service fees are related to projects provided to the Company’s existing employer clients that last up to two months to accommodate their changing reporting and file transfer requirements and recognized upon completion of services and projects. These projects are discrete contracts and are not entered into contemporaneously with any other services the Company provides. The professional services are rendered with

F-14	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

written price quotations or service agreements having stipulated terms and conditions, which do not require management to make any significant judgments or assumptions regarding any potential uncertainties and where fees are fixed or determinable and collectability is reasonably assured.

Stock-Based Compensation

The Company accounts for stock-based compensation costs in accordance with FASB ASC 718, Compensation—Stock Compensation, (ASC 718). Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award at that date, and is recognized as expense over the employee’s requisite service period (generally over the vesting period of the award) on a straight-line basis.

ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash inflows rather than operating cash inflows. There were no material excess tax benefits in the years ended December 31, 2010 and 2011 and $1.9 million of excess tax benefits in the year ended December 31, 2012.

Accretion of Redemption Premium

The Company accounted for redemption premium by recording accretion charges reflecting the changes in the redemption value of certain of its series of redeemable preferred stock over the period from the date of issuance to the earliest redemption date. Upon the closing date of the Company’s IPO in May 2012, all outstanding redeemable preferred shares were converted into shares of common stock which is non-redeemable. The Company performed the final re-measurement of the redemption value of the redeemable preferred stock at the effective date and the redeemable preferred stock was then reclassified from the mezzanine level of the consolidated balance sheet into equity at the closing of the IPO. The Company therefore did not record accretion of redeemable preferred shares during the third and fourth quarters of 2012.

Recently Issued Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update, or ASU 2010-28, Intangibles—Goodwill and Other (Topic 350) —When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company adopted ASU 2010-28 in fiscal 2012 and this adoption did not have a significant impact on the Company’s financial position or results of operations.

In September 2011, the FASB issued Accounting Standards Update, or ASU 2011-08, Intangibles–Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If impairment is deemed more likely than not, management would perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendments also expand upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments add examples of events and circumstances that an entity having a reporting unit

F-15	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material impact on the Company’s financial position or results of operations.

In July 2012, the FASB issued Accounting Standards Update, or ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment no longer is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is not impaired. The ASU, which applies to all public, private, and not-for-profit organizations, is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 in the first quarter of 2013 will not have a significant impact on the Company’s financial position or results of operations.

(2)	Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to Common Stockholders:

	Year Ended December 31,
	2010	2011	2012
	(in thousands, except per share data)
Numerator (basic and diluted):
Net income (loss)	$(17,250)	$33,321	$10,499
Less: accretion of redemption premium expense	(6,740)	(6,209)	(2,301)

Net income (loss) attributable to common stockholders for basic EPS	$(23,990)	$27,112	$8,198

Add back: accretion of redemption premium related to dilutive redeemable preferred stock	—	1,587	(260)

Net income (loss) attributable to common stockholders for diluted EPS	$(23,990)	$28,699	$7,938

Denominator (basic):
Weighted average common shares outstanding	1,528	1,536	18,138

Denominator (diluted):
Weighted average common shares outstanding	1,528	1,536	18,138
Dilutive stock options and awards outstanding	—	1,010	1,377
Weighted average common shares from stock warrants	—	2,500	403
Weighted average common shares from preferred stock	—	15,040	4,496

Net weighted average common shares outstanding	1,528	20,086	24,414

Net income (loss) per share attributable to holders of common stock:
Basic	$(15.70)	$17.65	$0.45
Diluted	$(15.70)	$1.43	$0.33

F-16	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Diluted net income (loss) per share does not include the effect of the following anti-dilutive common equivalent shares (in thousands):

	Year Ended December 31,
	2010	2011	2012
Stock options outstanding	4,507	152	31
Common equivalent shares from stock warrants	4,653	—	—
Common shares from convertible preferred stock	17,688	2,648	2,077

Total common stock equivalents	26,848	2,800	2,108

(3)	Acquisitions and Channel Partner Arrangement

Planned Benefits Systems and Fringe Benefits Management Acquisitions

On August 31, 2010 and November 30, 2010, the Company acquired 100% of the outstanding common shares of Planned Benefits Systems (PBS) and a division (FBM) in a carve out from Fringe Benefits Management Company (FBMC), respectively.

The purchase prices included contingent consideration elements that required the Company to pay in 2012 the former owners of PBS and FBMC additional amounts based upon annualized revenues of PBS and FBM, respectively, for 2012. The initial fair value of the contingent considerations were determined from forecasts developed by management based upon existing business, customer relationships and historical growth rates. The Company measures acquired contingent consideration payable each reporting period at fair value, and recognizes changes in fair value in earnings each period in the amortization and change in contingent consideration line item on the statement of operations, until the contingency is resolved. Increases or decreases in the fair value of the contingent consideration payable can result from changes in anticipated revenue levels and changes in assumed discount periods and rates. Significant judgment is employed in determining the appropriateness of these assumptions each period. The Company recorded $1.4 million and $1.3 million in charges related to the change in fair value of the contingent considerations for PBS and FBM during 2011, respectively, due to increased revenue levels being achieved. The Company recorded $1.1 million and $0.5 million in charges related to the change in fair value of the contingent considerations for PBS and FBMC, respectively, during 2012, due to increased revenue levels estimated to be achieved. The charges related to the change in the fair value of the contingent considerations are recorded in the amortization and change in contingent consideration line item in the Company’s consolidated statements of operations. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

The contingent payment to PBS for 2012 of $6.3 million was paid in May 2012. There was also an amount of $0.6 million related to PBS, which was held back from the initial consideration paid, to account for possible future contingencies and was paid in the third quarter of 2012. In the fourth quarter of 2012, the Company made a balance sheet reclass to reduce the FBM contingent consideration by $2.3 million related to liabilities that were underestimated and assumed by the Company at the time of acquisition. A contingent payment of $0.5 million was paid to FBMC in October 2012 and the fair value of the remaining contingent element owed to FBMC at December 31, 2012 was estimated at $0.3 million.

The Choice Care Card, LLC Acquisition

On January 3, 2012, the Company acquired the operating assets and certain liabilities of The Choice Care Card, LLC, or CS, a Vermont limited liability company. CS administers tax-advantaged, consumer-driven health

F-17	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

care programs, primarily HRAs, through a debit card or direct-pay to provider or member platform. This acquisition added a new regional base of customers and participant relationships. The aggregate non-contingent portion of the purchase price paid in cash was $8.7 million of which $8.3 million was paid at closing.

The Company accounted for the acquisition of CS as a purchase of a business under ASC 805. The results of operations for CS have been included in the Company’s financial results since the acquisition.

The purchase price included a contingent consideration element that requires the Company to pay in 2012 and 2013 the former owners of CS additional amounts based upon annualized revenues of CS for 2012 and 2013 respectively. The Company determined that the total initial fair value for both contingent payments as of the acquisition date was $11.1 million. In August 2012, the Company paid the $5.2 million contingent payment due in 2012. The Company recorded its estimate of the fair value of the contingent consideration based on a weighted average probability evaluation of various revenue forecasts developed by management. The resulting liability was discounted to present value at 5.3% to reflect the time value of money.

Significant judgment is employed in determining the fair value each period. In 2012, the Company recorded $0.6 million in charges, in the amortization and change in contingent consideration line item in the Company’s accompanying consolidated statements of operations related to the change in fair value of the CS contingent consideration due to increased revenue levels estimated to be achieved. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

The following table summarizes the allocation of the purchase price at the date of acquisition (in millions):

	Amount	Weighted Average Useful Life (in years)
Other net assets acquired	$0.6
Customer relationships	9.2	10
Developed technology	0.6	2
Goodwill	9.4

Total allocation of purchase price	$19.8

As part of the purchase price allocation, the Company determined that CS’s separately identifiable intangible assets were its customer relationships and developed technology. The Company used the income approach to value the customer relationships. This approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis was the cash flow estimates used to price the transaction. Cash flows were forecasted and then discounted using a discount rate for customer relationships of 13%, based on the estimated weighted average cost of capital, which employs an estimate of the required equity rate of return and after-tax cost of debt.

Goodwill recognized from the transaction results from the acquired workforce, the opportunity to expand our client base and achieve greater long-term growth opportunities than either company had operating alone. All of the recognized goodwill is expected to be deductible for tax purposes.

TransitChek Acquisition

On February 1, 2012, the Company acquired the commuter benefit services business TransitChek, or TC, from TransitCenter, Inc., or TCI, a New York-based not for profit entity that provided commuter benefit services

F-18	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

predominantly to small- and medium-sized business, or SMB, employer clients in the New York tri-state area. This acquisition added a new base of transit customers and participant relationships. The aggregate non-contingent portion of the purchase price was $31.1 million of which $30.8 million was paid at closing.

The Company accounted for the acquisition of TC as a purchase of a business under ASC 805. The results of operations for TC have been included in the Company’s financial results since the acquisition. The Company concluded that the acquisition of TC represented a material business combination for the purposes of pro forma financial statement disclosure and therefore, pro forma financial information has been provided herein.

The purchase price included an additional future payment of $0.7 million that was discounted to present value and will be paid over the next four years to a promotional fund in furtherance of TCI’s mission of raising awareness of the benefits of mass transit. The purchase price also included a contingent consideration element that requires the Company to pay an additional amount in July 2012 to the former owners of TCI, based on the achievement of certain revenue levels for the six months following the closing. The Company paid the $5.4 million contingent consideration in the third quarter of 2012. In 2012, the Company recorded $0.1 million in charges related to the change in fair value of the contingent consideration as a result of the passage of time, in the amortization and change in contingent consideration line item in the Company’s accompanying consolidated statements of operations. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

As part of the purchase price allocation, the Company determined that TC’s separately identifiable intangible assets were its customer relationships, developed technology, trade names and a favorable lease. The Company used the income approach to value the customer relationships and trade name. This approach calculates fair value by discounting the after-tax cash flows back to a present value. The baseline data for this analysis was the cash flow estimates used to price the transaction. Cash flows were forecasted and then discounted using a discount rate for customer relationships and trade name of 16% and 15%, respectively, based on the estimated weighted average cost of capital, which employs an estimate of the required equity rate of return and after-tax cost of debt. The Company used a replacement cost approach to estimate the fair value of developed technology in which estimates of development time and cost per man month are used to calculate total replacement cost. The Company estimated the fair value of the favorable lease terms by discounting the amount by which the stated lease payments differ from current estimated market rates at the acquisition date over the remaining lease term.

Goodwill recognized from the transaction results from the acquired workforce, the opportunity to expand our client base and achieve greater long-term growth opportunities than either company had operating alone. All of the recognized goodwill is expected to be deductible for tax purposes.

The following table summarizes the allocation of the purchase price at the date of acquisition (in millions):

	Amount	Weighted Average Useful Life (in years)
Other net assets acquired	$1.7
Customer relationships	8.8	8.7
Developed technology	4.4	3.0
Trade names	0.9	10.0
Favorable lease	1.1	11.0
Goodwill	20.2

Total allocation of purchase price	$37.1

F-19	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Other net assets acquired in the acquisition of TC primarily related to the following (in millions):

Amount
Cash	$48.3
Restricted cash	0.5
Accounts receivable	0.9
Inventory	3.9
Prepaids and other assets	0.1
Property and equipment	1.4
Customer obligations	(51.0)
Accounts payable and accrued expenses	(2.4)

Total allocation to purchase price	$1.7

Aflac Channel Partner Arrangement

In April 2012, the Company entered into a channel partner arrangement with American Family Life Assurance Company, or Aflac, pursuant to which Aflac’s FSA and commuter account administration business was substantially transitioned to the Company from July 2012 through December 2012. In conjunction with the transition, Aflac and the Company also entered into a separate reseller arrangement pursuant to which Aflac agents will sell the Company’s FSA, HRA, HSA, commuter and COBRA at agreed prices and commission levels to new employers going forward.

The timing of the transition of revenue to the Company and the one time conversion payments to Aflac are dependent upon the employer clients executing new agreements, a process controlled by the Company’s new channel partner and the particular employer client. The conversion payments were calculated as a function of the expected annual revenue for each employer client. In 2012, the Company has paid Aflac $6.0 million in connection with employer clients that have transitioned to the Company. The Company has capitalized these payments as an intangible asset, under client contracts in the table in Note 4, and will amortize the asset over an expected life of 7 years.

The Company also incurred approximately $0.5 million of one-time transition costs in 2012, which are primarily cost of revenue, in advance of revenue.

Benefit Concepts, Inc. Acquisition

On December 31, 2012, the Company acquired Benefit Concepts, Inc., or BCI, a third party administrator of Consumer-Directed Benefits, such as Flexible Spending Accounts, Health Reimbursement Arrangements and COBRA benefits continuation services based in East Providence, Rhode Island. The Company accounted for the acquisition of BCI as a purchase of a business under ASC 805. At December 31, 2012, the acquisition of BCI did not have an impact on the Company’s results of operations. This acquisition added a new regional base of customers and participant relationships and further strengthens the Company’s position in the Consumer-Directed Benefits market. The goodwill of $19.0 million arising from the acquisition was attributed to the premium paid for the opportunity to expand and better serve small and medium-sized businesses and achieve greater long-term growth opportunities than either company had operating alone. The aggregate non-contingent portion of the purchase price was $17.0 million and was paid in cash on December 31, 2012.

The purchase price also includes a contingent element that requires the Company to pay the former owners of BCI additional amounts in 2014 and 2015 based upon annualized revenues of BCI for 2014 and 2015, respectively. The initial fair value of the contingent element totaled $11.8 million based on forecasted annualized

F-20	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

revenues for 2014 and 2015. The fair value was determined from forecasts developed by management based upon existing business and relationships and projected growth rates. The Company discounted these forecasts using time value discount present value factor of 6.5%. As the fair value measure is based on significant inputs that are not observable in the market, the Company categorizes the inputs as Level 3 inputs under ASC 820.

The following table summarizes the consideration for BCI and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Goodwill	$19.0
Customer relationships	8.0
Developed technology	2.4
Other intangibles	0.2
Other net assets acquired	3.2
Deferred income taxes	(4.0)

Total allocation of purchase price	$28.8

The acquired intangible assets, all of which are being amortized, have a weighted average useful life of approximately 6.7 years. The intangible assets include customer relationships of $8.0 million (8.0-year weighted average useful life), developed technology of $2.4 million (2.9-year weighted average useful life) and other intangible assets of $0.2 million (2.8-year weighted average useful life).

Since the acquisition was a stock purchase, assets acquired cannot be revalued for tax purposes; accordingly, a deferred tax liability of $4.0 million was recorded at the date of acquisition for the book tax cost basis difference related to the assets.

Goodwill was calculated as the difference between the acquisition-date fair value of the consideration transferred and the provisional values assigned to the assets acquired and liabilities assumed. None of the goodwill is expected to be deductible for tax purposes. The recognized amount of goodwill is provisional and subject to change pending the completion of the allocation of the consideration transferred to the assets acquired and liabilities assumed.

The valuation of acquired payments to or from participants are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of these assets acquired and liabilities assumed. The Company believes that information provides a reasonable basis for estimating the fair value but the Company is waiting for additional information necessary to finalize those amounts. Thus, the provisional measurements of fair value reflected are subject to change. Such changes could be significant. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

F-21	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Pro Forma

The following unaudited pro forma financial information presents the consolidated results of operations of the Company and TC as if the acquisition had occurred at the beginning of fiscal 2011 with pro forma adjustments to give effect to amortization of intangible assets and an increase in interest expense due to financing costs in connection with the acquisition. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal years.

	Year Ended December 31,
	2011	2012
	(In thousands, except per share data)
	(unaudited)
Total revenue	$166,820	$179,082
Net income attributable to common stockholders	$35,256	$7,927
Net income per share attributable to common stockholders:
Basic	$22.95	$0.44
Diluted	$1.76	$0.32

The following unaudited pro forma financial information presents the consolidated results of operations of the Company and CS and BCI as if the portfolio purchases had occurred at the beginning of fiscal 2011 with pro forma adjustments to give effect to amortization of intangible assets. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal years.

	Year Ended December 31,
	2011	2012
	(In thousands, except per share data)
	(unaudited)
Total revenue	$164,696	$192,744
Net income attributable to common stockholders	$25,454	$5,641
Net income per share attributable to common stockholders:
Basic	$16.57	$0.31
Diluted	$1.27	$0.23

(4)	Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 is as follows (dollars in thousands):

	December 31,
	2011	2012
Balance at beginning of year	$46,806	$46,233
Additions	17	48,594
PBS acquisition adjustment	(590)	—

Balance at end of year	$46,233	$94,827

F-22	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

In 2012, the increase in goodwill is attributed to the acquisitions of CS, TC and BCI (see Note 3).

At December 31, 2011, the Company recorded a $0.6 million PBS acquisition adjustment related to customer obligation balances recorded as of the acquisition date. This adjustment was primarily due to the Company’s reliance on reports that incorrectly stated customer obligations at the acquisition date. The correction of these balances is considered a purchase price adjustment.

Acquired intangible assets at December 31, 2011 and December 31, 2012 were comprised of the following (dollars in thousands):

	December 31, 2011			December 31, 2012
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Amortizable intangible assets:
Client contracts and broker relationships	$26,534	$15,206	$11,328	$58,410	$19,273	$39,137
Trade names	1,020	542	478	2,180	792	1,388
Technology	2,580	2,177	403	9,946	4,316	5,630
Noncompete agreements	2,011	1,665	346	2,012	1,705	307
Favorable lease	—	—	—	1,137	93	1,044

Total	$32,145	$19,590	$12,555	$73,685	$26,179	$47,506

Amortization expense for acquired intangible assets totaled $2.2 million, $2.7 million and $6.6 million in 2010, 2011 and 2012, respectively.

The estimated expected amortization expense in future periods at December 31, 2012 is as follows (dollars in thousands):

2013	$8,667
2014	7,947
2015	6,451
2016	5,381
2017	5,068
Thereafter	13,992

Total	$47,506

(5)	Accounts Receivable

Accounts receivable at December 31, 2011 and 2012 were comprised of the following (dollars in thousands):

	December 31,
	2011	2012
Trade receivables	$11,128	$14,965
Unpaid amounts for benefit services	4,588	8,362

	15,716	23,327
Less allowance for doubtful accounts	(69)	(403)

Accounts receivable, net	$15,647	$22,924

F-23	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(6)	Property and Equipment

Property and equipment at December 31, 2011 and 2012 were comprised of the following (dollars in thousands):

	December 31,
	2011	2012
Computers and equipment	$8,799	$10,877
Software and development costs	43,922	54,274
Furniture and fixtures	3,046	3,291
Leasehold improvements	6,752	7,039

	$62,519	$75,481
Less accumulated depreciation and amortization	(43,505)	(50,704)

Property and equipment, net	$19,014	$24,777

During 2010, 2011 and 2012, the Company capitalized software development costs of $5.5 million, $8.3 million and $10.5 million, respectively. Amortization expense related to capitalized software development costs was $5.6 million, $6.0 million, and $6.7 million for 2010, 2011, and 2012 respectively. These costs are included in amortization and change in contingent consideration in the accompanying consolidated statements of operations. At December 31, 2012, the unamortized software development costs included in property and equipment in the accompanying consolidated balance sheet was $18.7 million.

Total depreciation expense, including amortization of internal use software, for the years ended December 31, 2010, 2011 and 2012 was $9.7 million, $9.2 million and $9.7 million, respectively.

(7)	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2011 and 2012 were comprised of the following (dollars in thousands):

	December 31,
	2011	2012
Accounts payable	$910	$2,020
Payable to benefit providers and transit agencies	6,491	17,519
Accrued payables	5,843	6,239
Accrued compensation and related benefits	6,926	12,153
Other accrued expenses	792	1,994
Deferred revenue	453	2,109

Accounts payable and accrued expenses	$21,415	$42,034

The increase in payable to benefit providers and transit agencies is due to the TransitChek acquisition.

F-24	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(8)	Debt

In the fourth quarter of 2012, the Company entered into a Credit Agreement, or Revolver, with Union Bank, N.A., or UB, to amend and restate the Company’s existing credit facility and increase the aggregate principal amount that could be borrowed to $75.0 million from $50.0 million. As of December 31, 2012, the Company had $44.6 million outstanding under the Revolver with UB. UB had issued a letter of credit for $5.4 million in the first quarter of 2012 related to a contingent payment for the TC acquisition. In the third quarter of 2012, the Company used its existing cash to pay the $5.4 million and the letter of credit was allowed to expire. As collateral for the Revolver, the Company granted UB a security interest in all of the Company’s assets. All of the Company’s material existing and future subsidiaries are required to guaranty the Company’s obligations under the Revolver. Such guarantees by existing and future material subsidiaries are and will be secured by substantially all of the property of such material subsidiaries.

Under the amended terms of the Revolver, each new loan under the credit facility bears interest at a fluctuating rate per annum equal to a base rate determined in accordance with the credit agreement, plus 0.25%, or, at the Company’s option, an interest rate equal to the LIBOR rate determined in accordance with the credit agreement, plus 2.50%. The interest rate applicable to loans outstanding at December 31, 2012 ranged from 2.81% to 3.23%. Principal, together with all accrued and unpaid interest, is due and payable on December 31, 2015.

The Revolver contains customary affirmative and negative covenants and also has financial covenants relating to a liquidity ratio, a ratio of indebtedness to EBITDA, a debt service coverage ratio and a minimum consolidated net worth covenant. The Company is obligated to pay customary commitment fees and letter of credit fees for a facility of this size and type.

The Revolver contains customary events of default, including, among others, payment defaults, covenant defaults, inaccuracy of representations and warranties, cross-defaults to other material indebtedness, judgment defaults, a change of control default and bankruptcy and insolvency defaults. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the loan agreement at a per annum rate of interest equal to 2.00% above the applicable interest rate. Upon an event of default, the lenders may declare the outstanding obligations payable by the Company to be immediately due and payable and exercise other rights and remedies provided for under the credit facility.

(9)	Warrants

(a) Warrant to Purchase Common Stock

On September 27, 2007, the Company granted ORIX a warrant for 75,000 shares of Common Stock at a purchase price of $8.20 per share in connection with a debt facility that was repaid in December 2009.

On October 29, 2012, the Company issued and sold 42,834 shares of Common Stock to ORIX pursuant to the cashless net exercise of ORIX’s warrant. The number of shares issued upon the net exercise of the warrant was reduced by 32,166 shares to effect the net exercise of the warrant in accordance with its terms.

(b) Lender Warrant

On May 23, 2005, the Company entered into a Senior Loan and Security Agreement with Hercules (the “Hercules Debt”). On September 27, 2007, the Company repaid the loan to Hercules. In connection with

F-25	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

the Hercules Debt financing, the Company granted Hercules a warrant to purchase 423,529 shares of Series C Redeemable Preferred Stock at a purchase price of $4.25 per share. The warrant is exercisable, in whole or in part, for a period ending November 2013. Upon the automatic conversion of the Company’s preferred stock into common stock in connection with the closing of the Company’s IPO on May 15, 2012, the Lender Warrant became exercisable for 211,764 shares of common stock at a purchase price of $8.50 per share. The Company performed the final re-measurement of the Lender Warrant at the closing date and the Lender Warrant was then reclassified from liability to equity. As the warrant is no longer exercisable into shares of redeemable preferred stock but into shares of common stock which is non-redeemable, the Company will no longer record any mark-to-market changes in the fair value of the warrant in the statements of operations. The Company recorded a mark-to-market loss of $0.4 million for the year ended December 31, 2010 and a mark-to-market gain of $0.4 million for the year ended December 31, 2011. At the closing date of the IPO in 2012, the Company recorded a mark-to-market gain of $0.4 million. The fair value of the Lender Warrant at the final re-measurement date was approximately $0.7 million. The warrant does not entitle the holder to any voting rights or other rights as a stockholder of the Company prior to exercise.

(c) Investor Warrants

On December 28, 2009, in connection with the Company entering into certain convertible note agreements with several existing Preferred Stockholders, the Company granted to the instrument holders warrants, or Investor Warrants, to purchase Series E Preferred Stock (later amended to Series E-1 Preferred Stock).

Upon the automatic conversion of the Company’s preferred stock into common stock in connection with the closing of the Company’s IPO on May 15, 2012, the Investor Warrants became exercisable for 4,366,803 shares of common stock.

In November 2012, the Company issued common shares, net of shares withheld, in connection with the exercise of the Investor Warrants by certain stockholders. The common shares were issued at an exercise price of $4.58 per share. Following this exercise, there are remaining warrants held by stockholders to acquire 472,736 of common shares. The following table summarizes the warrant activity related to the Investor Warrants during 2012:

Date	Exercise Price per Share	Warrants Exercised	Shares Withheld	Total Shares Issued	Proceeds Received
	(Dollars in thousands, except per share data)
October 12, 2012*	$4.58	369,879	—	369,879	$1,694
October 25, 2012	$4.58	10,057	—	10,057	$46
November 14, 2012**	$4.58	3,514,131	(854,512)	2,659,619	$—

*	The October 12, 2012 warrant exercise was made in connection with our follow-on public offering (See Note 1).

**	The warrant was net exercised at a fair market value of $18.84 per share, resulting in the Company withholding 854,512 shares to settle the exercise price owed by exercising stockholders.

(10)	Redeemable and Convertible Preferred Stock

Upon the closing of the IPO in May 2012, all outstanding redeemable and convertible preferred stock was converted into shares of common stock which is non-redeemable as shown below. We performed the final re-measurement of the redemption value of the redeemable preferred stock at the effective date and the

F-26	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

redeemable preferred stock was then reclassified from the mezzanine level of the consolidated balance sheet into equity. Subsequent to the effective date, we will no longer record accretion of redeemable preferred shares. The convertible preferred stock was converted into shares of common stock at the following contractual conversion ratios:

	Shares Outstanding	Number of shares of Common Stock Received Upon Conversion
Series A	50,000	42,603
Series A-1	1,725,792	2,537,916
Series A-2	998,661	850,923
Series B	14,870,179	7,435,088
Series C	5,882,353	2,941,171
Series D	2,465,514	1,232,659
Series E	5,294,514	2,647,252

As of the closing date of the IPO, no dividends were ever declared or paid.

(11)	Common Stock

(a) Authorized Shares

On May 15, 2012, the certificate of incorporation was amended to authorize the issuance of 1.1 billion shares of capital stock. The total number of shares of common stock authorized was 1.0 billion shares.

(b) Initial Public Offering

On May 15, 2012, the Company closed its IPO. In connection with the IPO, the Company sold 7,475,000 shares of common stock to the public at a price of $9.00 per share, which included 975,000 shares of common stock from the full exercise of the overallotment option of shares granted to the underwriters. The Company received aggregate proceeds of $62.6 million from the initial public offering and the underwriters’ overallotment option, net of underwriters’ discounts and commissions.

Additionally, the Company incurred aggregate offering costs of $5.5 million related to the IPO. The aggregate proceeds from the IPO have been recorded in stockholders’ equity, net of the offering costs, which have been reclassified from prepaid expenses and other current assets and offset against additional paid-in capital.

On October 9, 2012, the Company closed its follow-on public offering and sold 1,000,000 shares of common stock at a price of $17.50 per share, which raised $15.5 million, net of underwriters’ discounts and commissions and estimated offering costs. Certain selling stockholders, including VantagePoint, sold 5,000,000 shares of common stock in the offering, including 338,566 shares of common stock which were issued upon the exercise of outstanding warrants. In addition, the underwriters exercised their overallotment option to purchase 900,000 additional shares from the selling stockholders, including 31,313 shares of common stock which were issued upon the exercise of outstanding warrants. The Company did not receive any proceeds from the sale of shares by the selling stockholders other than $1.7 million representing the exercise price of the warrants that were exercised by a selling stockholder in connection with the offering.

F-27	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Upon the closing of the Company’s IPO, our certificate of incorporation, bylaws and stockholder agreement between the Company and funds affiliated with VantagePoint Capital Partners (VantagePoint), provide for a number of board of director, stockholder and related governance matters.

Funds affiliated with VantagePoint owned approximately 36.8% of the Company’s outstanding common stock at December 31, 2012.

The following actions by the Company will require the approval of VantagePoint for so long as VantagePoint owns at least 25% or more of the Company’s outstanding shares of common stock: (i) any amendment of the Company’s bylaws; (ii) the issuance of any securities with economic rights senior to the Company’s common stock or with voting rights different than the Company’s common stock, subject to certain exceptions; (iii) the incurrence or guarantee of any debt in excess of $20.0 million; (iv) the issuance of equity or debt, or any securities convertible into equity or debt, for consideration in excess of 12.5% of the Company’s market capitalization (as determined by the average trading price of the Company’s common stock over the 30 trading days prior to approval by the Company’s board of directors of such issuance); (v) the acquisition or disposition of stock or assets, including through a license or lease, for consideration in excess of 12.5% of the Company’s market capitalization (as determined by the average trading price of the Company’s common stock over the 30 trading days prior to approval by the Company’s board of directors of such transaction); (vi) the adoption of a stockholder rights plan; (vii) the approval of any “golden parachute” or other compensatory plan contingent upon a change in control of the Company for any of the Company’s executive officers valued in excess of $1.0 million for an individual officer or $5.0 million for a group of officers, at the time such compensatory arrangement is adopted; and (viii) any change in the number of authorized directors.

Amendments or modifications of the Company’s certificate of incorporation and bylaws relating to VantagePoint’s rights can occur only with the approval of VantagePoint. VantagePoint and its representatives will have access to the Company’s books and records, subject to customary confidentiality and non-disclosure provisions and so long as VantagePoint owns more than 30% of the Company’s outstanding voting stock, a special meeting of the Company’s stockholders may be called by either VantagePoint or any two members of the Company’s board of directors, whether or not VantagePoint designees. So long as VantagePoint owns at least 40% of the Company’s outstanding voting stock, the Company’s stockholders may act by written consent to change the number of authorized directors, remove a director without cause or fill a vacancy on the Company’s board of directors.

VantagePoint will have the right to designate (and remove or replace) three members of the Company’s board of directors if VantagePoint owns at least 50% or more of the Company’s outstanding shares. VantagePoint will continue to have a right to designate (and remove or replace) two members of the Company’s board of directors if VantagePoint owns between 20% and 50% of the Company’s outstanding shares and will have a right to designate (and remove or replace) one member of the Company’s board of directors if VantagePoint owns between 10% and 20% of the Company’s outstanding shares. VantagePoint shall also have the right to select one of its board designees to serve on the Company’s compensation committee, the Company’s nominating and corporate governance committee and any other special committee of the Company’s board of directors so long as it continues to hold at least 10% of the Company’s outstanding shares.

(12)	Employee Benefit Plans

(a) Employee Stock Option Plan

The Company’s stock option program is a long-term retention program that is intended to attract, retain, and provide incentives for talented employees, officers and directors, and to align stockholder and employee interests. The Company considers its option program critical to its operation and productivity.

F-28	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Currently, the Company grants options from the 2010 Equity Incentive Plan (2010 Plan). The Company’s 2010 Plan was adopted on May 26, 2010, and the Company has reserved for issuance under the 2010 Plan 1.5 million common stock shares at December 31, 2012. Under the 2010 Plan, options can be granted to all employees, including executive officers, outside consultants and non-employee directors.

The Company’s 2000 Stock Option/Stock Issuance Plan adopted in June 2000, as amended and restated, (2000 Plan), provides for the issuance of options and other stock-based awards. The Company has reserved for issuance under the 2000 Plan 3.2 million common stock shares at December 31, 2012. The Company issues new shares upon the exercise of stock options. Any forfeitures or shares remaining under the plan are canceled and not available for reissue.

Options under the 2000 and the 2010 Plan, or the Plans, are generally for periods not to exceed 10 years and must be issued at prices not less than 85% of the estimated fair value of the shares of Common Stock on the date of grant as determined by the plan administrator. Options become vested and exercisable at such times and under such conditions as determined by the board of directors. Options generally vest over four years with 25% vesting after one year and the balance vesting monthly over the remaining period.

In the first quarter of 2012, the Company granted a total of 320,000 performance option awards to certain executives of the Company. The performance option awards are subject to potential early vesting based upon the achievement of certain milestones as follows: 25% to vest upon an initial public offering, 25% to vest upon achieving a revenue growth rate of at least 8% per year for two consecutive years, and an additional 50% will vest upon the achievement on an initial public offering and achieving consecutive growth rates.

In the third quarter of 2012, the Company granted a total of 37,500 performance option award to an executive of the Company. The performance option award is subject to the following vesting criteria: None of the options shall vest until September 18, 2019, provided however, that the shares shall immediately vest and become exercisable upon the achievement of the following milestone: the shares shall immediately vest and become exercisable upon achieving a revenue growth rate of at least 10% per year for two consecutive years.

Stock-based compensation is classified in the consolidated statements of operations in the same expense line items as cash compensation. None of the stock-based compensation cost was capitalized as amounts were immaterial. Amounts recorded as expense in the consolidated statements of operations are as follows (in thousands):

	Year Ended December 31,
	2010	2011	2012
Cost of revenue	$312	$219	$282
Technology and development	282	256	323
Sales and marketing	422	391	476
General and administrative	1,388	1,378	2,669

Total	$2,404	$2,244	$3,750

As of December 31, 2012, there was $6.0 million of total unrecognized compensation cost related to unvested stock-based employee compensation arrangements that are expected to vest. The cost is expected to be recognized over a weighted average period of approximate 3.61 years, as of December 31, 2012.

F-29	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The following table summarizes the weighted-average fair value of stock options granted:

	Year Ended December 31,
	2010	2011	2012
Stock options granted (in thousands)	1,137	139	983
Weighted average fair value at date of grant	$2.88	$6.09	$5.83

Stock option activity for the year ended December 31, 2011 and 2012 is as follows (shares in thousands):

	Shares	Weighted average exercise price	Remaining contractual term (years)	Aggregate intrinsic value (dollars in thousands)
December 31, 2010	4,507	$7.16	7.51	$17,213
Granted	139	11.24
Exercised	(20)	1.33
Forfeited	(86)	7.89

Outstanding as of December 31, 2011	4,540	$7.29	6.62	$10,888

Vested and expected to vest at December 31, 2011	4,327	$7.28	6.54	$10,008
Exercisable at December 31, 2011	4,540	$7.29	6.62	$10,888
Granted	983	10.66
Exercised	(702)	6.26
Forfeited	(206)	8.34

Outstanding as of December 31, 2012	4,615	$8.11	6.54	$44,801

Vested and expected to vest at December 31, 2012	4,559	$8.04	6.53	$26,344
Exercisable at December 31, 2012	3,549	$7.52	5.83	$30,277

The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012, was less than one hundred thousand dollars, $0.2 million and $8.1 million, respectively. Cash received from option exercise under all share-based payment arrangements for both the years ended December 31, 2010 and 2011 was less than one hundred thousand dollars and $4.4 million for the year ended December 31, 2012. The actual tax benefit realized for the gross tax deductions from option exercise of the share-based payment arrangements totaled less than one hundred thousand dollars for the both the years ended December 31, 2010 and 2011, and $3.2 million for the year ended December 31, 2012.

(b) Valuation Assumptions

The Company calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2010	2011	2012
Weighted average fair value of underlying stock per share	$5.58	$11.24	$10.66
Expected volatility	48.33%	55.78%	52.79%
Risk-free interest rate	2.43%	2.58%	1.26%
Expected term	6.9 years	5.9 years	6.6 years
Dividend yield	—%	—%	—%

F-30	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Stock-based compensation cost is measured at the grant date based on the fair value of the award. The determination of the fair value of stock-based awards on the date of grant using an option pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. Expected volatility is determined using weighted average volatility of peer publicly traded companies. The risk-free interest rate is determined by using published zero coupon rates on treasury notes with remaining terms similar to the expected term on the options. The dividend yield of zero is based on the fact that the Company expects to invest cash in operations and has never paid cash dividends on Common Stock. The Company uses the “simplified” method to estimate expected term as determined under SAB 107 due to the lack of option exercise history as a public company.

The fair value of each option grant under the performance share option plan was estimated on the date of grant using the same option valuation model used for options granted under the employee share option plan and assumes that performance goals will be achieved. These awards will continue to vest through a term of 7 years from date of grant. As of December 31, 2012, 0.6 million shares were unvested.

Stock-based compensation expense is recognized in the consolidated statements of operations based on awards ultimately expected to vest, it is reduced for estimated pre-vest forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In addition, ASC 718 requires that compensation cost recognized at any date must be at least equal to the amount attributable to options that are vested at that date. The Company calculates an adjustment of its compensation costs to the vested amounts on a quarterly basis. The pre-vesting of forfeitures is estimated based on weighted average historical forfeiture rates. Under the provisions of ASC 718, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

(c) Employee Stock Purchase Plan

Concurrent with the closing of our IPO in May 2012, the Company established the 2012 Employee Stock Purchase Plan (ESPP) which is intended to qualify under Section 423 of the Internal Revenue Code of 1986. The ESPP allows eligible employee participants to purchase shares of the Company’s common stock at a discount through payroll deductions. The Company’s executive officers and all of its other employees will be allowed to participate in the ESPP. A total of 500,000 shares of the Company’s common stock will be made available for sale under the ESPP. In addition, the ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2012 fiscal year, equal to the least of:

•	500,000 shares of common stock;

•	1% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as may be determined by the board.

Under the ESPP, employees are eligible to purchase common stock through payroll deductions of up to 25% of their eligible compensation, subject to any plan limitations. The ESPP has four consecutive offering periods of approximately three months in length during the year and the purchase price of the shares will be 85% of the lower of the fair value of our common stock on the first trading day of the offering period or on the last day of the offering period.

F-31	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(d) 401(k) Plan

The Company participates in the WageWorks 401(k) Plan, or 401(k) Plan, a tax-deferred savings plan covering all of its employees working more than 1,000 hours per year. Employees become participants in the 401(k) Plan on the first day of any month following the first day of employment. Eligible employees may contribute up to 85% of their compensation to the 401(k) Plan, limited to the maximum allowed under the Internal Revenue Code, or the Code. The Company, at its discretion, may match up to 25% of the first 6% of employees’ contributions and may make additional contributions to the 401(k) Plan. The Company contributed approximately $0.3 million for both 2010 and 2011 and $0.7 million for 2012.

(13)	Income Taxes

The Company provides for income taxes using an asset and liability approach, under which deferred income taxes are provided based upon enacted tax laws and rates applicable to periods in which the taxes become payable. The Company is subject to income taxes in the U.S. federal and various state jurisdictions. Presently, there is no income tax examination going on in the jurisdictions where the Company operates.

The components of the provision for income taxes for the years ended December 31, 2010, 2011 and 2012 are as follows (dollars in thousands):

	2010	2011	2012
Current:
Federal	$—	$—	$(1,667)
State	(130)	(330)	(635)

	$(130)	$(330)	$(2,302)

Deferred:
Federal	1,404	17,854	(4,757)
State	(70)	2,344	(67)

	1,334	20,198	(4,824)

Total (provision) benefit for income taxes	$1,204	$19,868	$(7,126)

F-32	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

Deferred tax assets (liabilities) as of December 31, 2011 and 2012 consist of the following (dollars in thousands):

	2011	2012
Deferred tax assets:
Current:
Accruals and reserves	$1,291	$1,985
Net operating loss carryforwards	—	9,870

Deferred tax assets-current	1,291	11,855

Noncurrent:
Net operating loss carryforwards	17,139	4,255
Stock-based compensation	3,534	3,827
R&D and other credits	1,261	1,532
Property and equipment	1,000	286
Reserves-noncurrent	525	290

Deferred tax assets-noncurrent	23,459	10,190

Gross deferred tax assets	24,750	22,045

Deferred tax liabilities:
Noncurrent
Intangibles	(4,065)	(9,540)
Goodwill	(2,416)	(3,100)

Gross deferred tax liabilities	(6,481)	(12,640)

Net deferred tax assets and liabilities:
Net deferred tax assets-current	1,291	11,855
Net deferred tax assets (liabilities)	16,978	(2,450)

Total net deferred tax assets	$18,269	$9,405

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2010, 2011 and 2012:

Tax provision (benefit) at U.S. statutory rate	(34)%	34%	35%
State income taxes, net of federal benefit	4	4	3
Warrants	31	(1)	—
Permanent items	—	8	4
R&D credits	—	(1)	—
Change in valuation allowance	(8)	(193)	—
Other	—	1	(2)

Provision (benefit) for tax	(7)%	(148)%	40%

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of the Company’s deferred tax assets. Assessing the realizability of deferred tax assets is dependent upon several factors, including the likelihood and amount, if any, of future taxable income in relevant jurisdictions during the periods in which those temporary differences become deductible. The Company’s management forecasts taxable income by considering all available positive and negative evidence including its history of operating income or losses and its financial plans and estimates which are used to manage the business.

F-33	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

These assumptions require significant judgment about future taxable income. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

At December 31, 2012, unrecognized tax benefits approximated $2.5 million, which would impact the income tax expense if recognized. Included in the balance at December 31, 2012 is $0.1 million of current year tax positions, which would affect the Company’s income tax expense if recognized. As of December 31, 2012, the Company has no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations in the following year. The Company does not anticipate that any adjustments would result in a material change to its financial position. For the years ended December 31, 2010, 2011 and 2012, the Company did not recognize interest or penalties related to unrecognized tax benefits.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Balance, beginning of year	$1,630	$1,994	$2,321
Increase in tax positions for prior years	117	24	15
Decrease in tax positions for prior years	—	—	—
Settlements	—	—	—
Lapse in statute of limitations	—	—	—
Increase in tax positions for current year	247	303	142

Balance, end of year	$1,994	$2,321	$2,478

The Company files income tax returns in the U.S. federal jurisdiction and various states jurisdictions. As a result of the Company’s net operating loss carryforwards, the 2000 through 2012 tax years are open and may be subject to potential examination in one or more jurisdictions.

At December 31, 2012, the Company had federal and state operating loss carryforwards of approximately $38.2 million and $36.9 million, respectively, available to offset future regular and alternative minimum taxable income. The Company’s federal net operating loss carryforwards expire in the years 2023 through 2029, if not utilized. The state net operating loss carryforwards expire in the years 2017 through 2031. The federal and state amounts include tax deduction benefits related to stock options in the amount of $2.7 million and $1.2 million, respectively, that will be booked to additional paid-in capital and that will benefit the tax provision when utilized.

The Company also has tax deductible goodwill related to asset acquisitions. The cumulative amount of amortization deductions through 2012 is $9.3 million

The American Taxpayer Relief Act of 2012, or the Act, was enacted on January 2, 2012. The Act reinstated the research and development credit retroactively to January 1, 2012 and extended it through 2013. As the law enactment is a subsequent event, no tax benefit from claiming the federal research and development credit has been considered for 2012.

In addition, the Company had federal and California research and development credit carryforwards of approximately $2.6 million and $1.4 million respectively, available to offset future tax liabilities. The federal research credit carryforwards expire beginning in the years 2022 through 2031, if not fully utilized. The California tax credit carryforward can be carried forward indefinitely.

F-34	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

The Company’s ability to utilize the net operating losses and tax credit carryforwards are subject to limitations in the event of an ownership change as defined in Section 382 of the Internal Revenue Code (“IRC”) of 1986, as amended, and similar state tax law. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). The Company completed Section 382 studies through December 31, 2011, and updated the analysis encompassing all common stock transactions through October 9, 2012, the date of the Company’s follow-on public offering and has concluded that an ownership change occurred in October 2012. There were no material common stock transactions between October 9, 2012 and December 31, 2012 that would have caused another ownership change. The ownership change did not result in a limitation of the Company’s utilization of its net operating loss or in its research and development credits expiring unused.

The Company elected to follow the tax law method of determining realization of excess tax benefits for stock based compensation in accordance with ASC 718. During 2012, the Company has benefited from the excess stock option deduction of approximately $4.8 million before net operating loss utilization and accordingly, credited additional paid in capital for approximately $1.9 million.

(14)	Commitments and Contingencies

(a) Operating Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2023. Future minimum lease payments under noncancelable operating leases are as follows (dollars in thousands):

Operating leases
As of December 31, 2012
2013	$5,352
2014	3,990
2015	2,968
2016	1,594
2017	1,486
Thereafter	8,019

Total future minimum lease payments	$23,409

Rent expense in 2010, 2011 and 2012 was $2.3 million, $3.2 million and $4.5 million, respectively.

(b) Legal Matters

The Company is involved from time to time in claims that arise in the normal course of its business. The Company is not presently subject to any material litigation nor, to management’s knowledge, is any litigation threatened against the Company that collectively is expected to have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

(15)	Related Party

The National Flex Trust, or the Trust, established by a subsidiary of the Company, is to provide reimbursement of qualified expenses to plan participants under certain employer plans that have contracted with the Company to provide the plan services using a custodial account, or the Trust Account. The client is

F-35	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

responsible for maintaining the employer plan for their participants, including the establishment of eligibility and paying all eligible claim amounts owed to their participants. The Company is an independent contractor engaged to perform administration services. As an administrator, the Company does not have the power to direct the activities of the Trust that would most significantly impact the Trust’s economic performance.

Under a Management Agreement for Services to the Trust, the Company is to provide services to the Trust, including accounting, treasury, tax, administration, and management. The Trust is to pay the Company monthly for the services provided based on plan participants and/or debit cards administered. For the past several years, the Trust’s earnings have been insufficient to cover these costs and, consequently, the Company has not recognized these fees during this period. Amounts due to the Company from the Trust for management services have been fully written off as of December 31, 2012. Trust expenses subsidized by the Company were $84,000, $112,000 and $82,000 in 2010, 2011 and 2012.

The Company has a long-term receivable due from the Trust totaling $1.0 million which the Trust holds with its banks, as a security deposit for the settlement of participant claims. The Company has recorded this receivable within Other Assets.

F-36	(Continued)

WAGEWORKS, INC.

Notes to Consolidated Financial Statements

(16)	Selected Quarterly Financial Data (unaudited)

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Revenues	$35,324	$33,861	$32,447	$34,005	$44,310	$43,777	$42,538	$46,657
Operating expenses:
Cost of revenues (excluding amortization of internal use software)	15,366	13,244	12,537	14,504	17,057	15,620	15,210	16,760
Sales and marketing, technology and development and general and administrative	14,103	13,760	13,299	13,937	19,027	19,214	18,635	21,153
Amortization and change in contingent consideration	2,493	2,682	2,985	3,167	4,438	4,094	3,713	3,429

Total operating expense	31,962	29,686	28,821	31,608	40,522	38,928	37,558	41,342
Income from operations	3,362	4,175	3,626	2,397	3,788	4,849	4,980	5,315
Other income (expense):
Interest income	11	9	7	9	10	9	14	3
Interest expense	(86)	(111)	(125)	(172)	(405)	(452)	(456)	(459)
Other, net	(110)	51	627	(217)	(11)	419	19	2

Income before income taxes	3,177	4,124	4,135	2,017	3,382	4,825	4,557	4,861
Income tax (provision) benefit	(148)	(253)	(234)	20,503	(1,372)	(1,601)	(2,034)	(2,119)

Net income	3,029	3,871	3,901	22,520	2,010	3,224	2,523	2,742
Accretion of redemption premium (expense) benefit	(2,768)	(2,924)	387	(904)	(1,523)	(778)	—	—

Net income attributable to common stockholders	$261	$947	$4,288	$21,616	$487	$2,446	$2,523	$2,742

Net income per share attributable to common stockholders:
Basic	$0.17	$0.62	$2.79	$14.02	$0.32	$0.17	$0.09	$0.09
Diluted	$0.02	$0.06	$0.17	$1.03	$0.02	$0.10	$0.08	$0.09
Shares Outstanding
Basic	1,532	1,535	1,536	1,542	1,546	14,268	26,755	29,761
Diluted	16,143	16,450	19,379	21,825	16,986	24,349	31,632	31,898

F-37	(Continued)

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

December 31, 2012, 2011 and 2010

	Balance Beginning of Year	Addition Charged to Costs and Expenses	(Deductions)/ Recoveries	Balance at End of Year
Allowance for doubtful accounts:
Year Ended December 31, 2012	$69	$539	$(205)	$403
Year Ended December 31, 2011	$415	$292	$(638)	$69
Year Ended December 31, 2010	$349	$64	$2	$415

All other financial statement schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TransitCenter, Inc.

We have audited the accompanying statements of financial position of TransitCenter, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related statements of activities and cash flows for each of the years in the two-year period ended December 31, 2011. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransitCenter, Inc. as of December 31, 2011 and 2010, and the changes in its net assets and cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed further in Note 10, effective February 1, 2012, the Company sold substantially all of its assets to another entity.

/s/    EisnerAmper LLP

Edison, New Jersey

March 5, 2012

TRANSITCENTER, INC.

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31,

	2011	2010
Assets
Cash and cash equivalents	$74,461,286	$82,336,838
Restricted investments	459,743	2,063,154
Accounts receivable, net of allowance for doubtful accounts of $1,063,153 and $1,255,903, respectively	863,983	3,802,747
Other accounts receivable	293,420	177,473
Inventory	6,514,329	6,482,132
Prepaid expenses and other assets	1,008,406	241,147
Fixed assets, net	2,545,951	2,536,080

Total Assets	$86,147,118	$97,639,571

Liabilities and Unrestricted Net Assets
Amounts payable to transit operators	$54,895,627	$79,249,018
Accounts payable and other accrued liabilities	3,639,261	3,002,761
Deferred rent credits	130,081	71,075

Total Liabilities	58,664,969	82,322,854
Commitments and Contingencies
Unrestricted Net Assets	27,482,149	15,316,717

Total Liabilities and Unrestricted Net Assets	$86,147,118	$97,639,571

The accompanying notes are an integral part of these financial statements.

TRANSITCENTER, INC.

STATEMENTS OF ACTIVITIES

FOR THE YEARS ENDED DECEMBER 31,

	2011	2010
Unrestricted revenue
Commissions	$19,230,909	$20,103,874
Interest income	41,427	54,750
Packaging and other fees	1,046,535	880,328
Expired products	10,863,766	1,355,135

Total Unrestricted Revenue	31,182,637	22,394,087

Expenses
Program services:
Promotion of mass transportation	1,937,768	1,900,288
Operation of transit fare system	13,369,162	13,519,210

Total Program Services	15,306,930	15,419,498

Supporting Services:
Management and general	3,710,275	3,308,267

Total Expenses	19,017,205	18,727,765

Change in unrestricted net assets	12,165,432	3,666,322
Unrestricted Net Assets
Beginning of year	15,316,717	11,650,395

End of year	$27,482,149	$15,316,717

The accompanying notes are an integral part of these financial statements.

TRANSITCENTER, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2011	2010
Cash Flows From Operating Activities
Change in unrestricted net assets	$12,165,432	$3,666,322
Adjustments to reconcile change in unrestricted net assets to cash flows used in operating activities:
Depreciation and amortization	937,971	976,995
Deferred rent expense (amortization)	59,006	(32,684)
Change in operating assets and liabilities:
Accounts receivable	2,938,764	1,069,807
Other accounts receivable	(115,947)	(45,855)
Inventory	(32,197)	(2,678,167)
Prepaid expenses and other assets	(767,259)	(144,616)
Amounts payable to transit operators	(24,353,391)	(7,219,038)
Accounts payable and other accrued liabilities	636,500	(253,862)

Net Cash Used in Operating Activities	(8,531,121)	(4,661,098)

Cash Flows From Investing Activities
Proceeds from restricted investments	1,603,411	(160)
Purchase of fixed assets	(947,842)	(812,753)

Net Cash Provided by (Used in) Investing Activities	655,569	(812,913)

Decrease in Cash and Cash Equivalents	(7,875,552)	(5,474,011)
Cash and Cash Equivalents
Beginning of year	82,336,838	87,810,849

End of year	$74,461,286	$82,336,838

The accompanying notes are an integral part of these financial statements.

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 – NATURE OF OPERATIONS

TransitCenter, Inc. (“TransitCenter” or the “Company”) was incorporated on May 23, 2000. Previous to that date, TransitCenter was a staff unit of the Port Authority of New York and New Jersey (the “Port Authority”). TransitCenter did not have any financial operations from May 23, 2000 through January 1, 2001. The Port Authority provided funding in 2001 in order to cover amounts payable to transit operators and a contribution to help TransitCenter fund unrestricted current and future operations.

TransitCenter is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code.

The philanthropic mission of TransitCenter is to promote the conservation of natural resources, reduce traffic congestion and combat air pollution as follows:

•	Support and promote the use of mass transportation;

•

Lessen the burden of governmental agencies which operate transit services by providing services at employer work sites, including transit fare media and information distribution activities and by relieving these agencies of the burden of undertaking regional efforts individually;

•	Support governmental programs whose aims are to reduce congestion and improve air quality;

•	Promote communication and understanding among public transit providers, the business community and the public; and

•

Develop and operate financial and other incentive programs that encourage greater use of mass transportation, including transit pass and voucher programs that facilitate employers’ use of federal and state tax benefits that provide tax savings to employees who commute by transit.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Net Asset Clarifications

Net assets, revenue, expenses, gains and losses are classified based on the existence or absence of donor-imposed restrictions. Accordingly, net assets and changes therein are classified and reported as follows:

Permanently Restricted Net Assets

Net assets subject to donor-imposed restrictions which stipulate that they be maintained permanently by TransitCenter.

Temporarily Restricted Net Assets

Net assets subject to donor-imposed restrictions that may or will be met by actions of TransitCenter or that expire by the passage of time.

F-44	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Unrestricted Net Assets

Net assets that are not subject to donor-imposed restrictions.

TransitCenter did not have permanently or temporarily donor-imposed restricted net assets as of or for the years ended December 31, 2011 and 2010.

Revenue Recognition

TransitCenter’s revenue primarily comes from commissions and fees which, in accordance with Accounting Standards Codification (“ASC”) Topic 605-45, are recorded net of the gross bookings as the Company is not the primary obligor. The Company’s products consist of TransitChek vouchers and cards, TransitChek QuickPay cards, Premium TransitChek MetroCards, TransitChek MetroCards and ticket by mail (the “Products”). Additionally, TransitCenter receives discounts and other income from the sale or use of various products that are distributed to its customers under its programs. Commission and fee revenues are recognized when TransitCenter ships or fulfills the orders as evidence that an arrangement has been obtained, service has been completed, fees are fixed and determinable and payment is reasonably assured.

Beginning in fiscal 2006, TransitCenter began to purchase certain fare cards from the transit operators which were subsequently sold to customers. Revenue and expense are recognized when these cards are shipped or fulfilled in accordance with the criteria discussed in the previous paragraph.

TransitCenter recognizes revenue for certain of its Products that have expired and will not be redeemed based on current information and trends regarding these products. See Note 8 for further discussion regarding the treatment of these expired products.

The Company generally bills and collects for its Products in advance of shipment or fulfillment and accounts for collections as customer advances (See Note 5). Certain of these funds are invested in two money market accounts, earning interest at rates of 0.30% and 0.06% as of December 31, 2011 and 0.30% and 0.05% as of December 31, 2010. The interest income is unrestricted as to TransitCenter’s use.

Cash and Cash Equivalents

Cash and cash equivalents includes various interest and noninterest-bearing accounts. TransitCenter considers all short-term investments with maturities of three months or less, at time of purchase, to be cash equivalents. At December 31, 2011 and 2010, TransitCenter’s cash and cash equivalents was maintained primarily with two banks and exceeded federally insured limits.

Restricted Investments

TransitCenter is required to have liquid assets of $459,743 available as defined in its office lease agreement and restricted as to use. The required liquid assets are invested in a one-year certificate of deposit, earning interest at a rate of approximately 0.20% at December 31, 2011 and 2010. Additionally, the Company maintained an escrow account for the Metropolitan Transportation Authority (the “MTA”) of approximately $1.6 million that was invested in a money market account earning interest at a rate of approximately 0.00% at December 31, 2010. In December 2011, the escrow account with the MTA was closed and the funds were returned to TransitCenter.

F-45	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Accounts Receivable and Allowance for Doubtful Accounts

The Company’s accounts receivable are recorded at amounts billed to customers, and are presented on the statements of financial position net of the allowance for doubtful accounts. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received.

Inventory

Inventory is recorded in the statements of financial position at the lower of cost or market and accounted for on an average cost basis. Raw materials consist of materials to produce vouchers and various MetroCard and debit card products. Finished goods consist primarily of purchased fare media, including MetroCards, which are held for sale.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is calculated on the straight-line method based upon estimated useful lives from 3 to 5 years. Leasehold improvements are amortized over the shorter of the life of the lease or the estimated useful life of the asset. Costs associated with the application, development and installation stages of significant new computer software applications for internal use are deferred and amortized over the expected useful life of the software application which ranges from 3 to 5 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates. On an on-going basis, the Company re-evaluates its judgments and estimates including those related to expired and unredeemed products, allowance for doubtful accounts and amounts payable to transit operators.

Allocation of Expenses

TransitCenter allocates total costs to various functional expense categories.

Promotion of transportation includes all expenses associated in promoting communication and understanding among public transit providers, the business community and the public. Operation of transit fare system includes all expenses associated with administering the Products.

Income Taxes

U.S. GAAP requires entities to evaluate, measure, recognize and disclose any uncertain income tax positions taken on their federal or state tax returns. Management has evaluated the impact of this standard on its financial statements and believes that there are no uncertain tax positions. The Company’s federal and state information returns are subject to examination by the Internal Revenue Service and the various states the Company files in for three years from the date the returns are filed. The 2008, 2009 and 2010 information returns are available for such examination.

F-46	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Subsequent Events

The Company has evaluated material subsequent events through March 5, 2012, the date these financial statements were available to be issued, and determined that any events or transactions that would require recognition or disclosure are appropriately reflected in these financial statements.

NOTE 3 – INVENTORY

Inventory consists of the following:

	December 31,
	2011	2010
Raw materials	$210,171	$230,632
Finished goods	6,304,158	6,251,500

	$6,514,329	$6,482,132

NOTE 4 – FIXED ASSETS

Fixed assets consist of the following:

	Estimated Useful Life in Years	December 31,
		2011	2010
Computer hardware	3	$1,064,023	$980,702
Computer software	3-5	12,615,640	12,587,879
Furniture and fixtures	5	1,253,807	555,513
Office equipment	5	73,480	34,825
Leasehold improvements	Shorter of life of lease or estimated useful life	1,637,507	800,886

		16,644,457	14,959,805
Less: Accumulated depreciation and amortization		14,098,506	13,160,535
		2,545,951	1,799,270
Furniture and fixtures and leasehold improvements related to lease of new office space (see Note 6)		—	736,810

		$2,545,951	$2,536,080

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 totaled $937,971 and $976,995, respectively. There was no impairment of assets as of December 31, 2011 and 2010.

F-47	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 5 – AMOUNTS PAYABLE TO TRANSIT OPERATORS

Amounts payable to transit operators consisted of the following as of December 31, 2011 and 2010:

	2011	2110
Amounts payable on Products	$28,661,698	$43,798,772
Customer advances	15,233,819	20,669,839
Amounts due to the MTA	10,971,502	14,765,201
All other	28,608	15,206

	$54,895,627	$79,249,018

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company amended its office lease agreement during 2010 to consolidate its offices within the same building it currently occupies. The effective date of this amendment is as of January 19, 2011 and expires on February 28, 2023. As of January 19, 2011, the old lease obligations terminated and the new lease agreement began.

In June 2011, the Company entered into a sublease agreement for a portion of its office space. The lease has a three year term expiring on June 8, 2014.

The minimum annual rental payments for all noncancelable operating leases and related sublease income are as follows for the years ending December 31:

	Minimum Rental Commitments	Sublease Rental Income	Net
2012	$1,417,330	$(162,239)	$1,255,091
2013	1,413,307	(162,239)	1,251,068
2014	1,402,327	(71,097)	1,331,230
2015	1,472,631	—	1,472,631
2016	1,484,271	—	1,484,271
2017-2023	9,503,487	—	9,503,487

	$16,693,353	$(395,575)	$16,297,778

Occupancy expense was $1,386,721 and $1,161,667, net of sublease income of $81,133 and $0, for the years ended December 31, 2011 and 2010, respectively. In accordance with U.S. GAAP, rent expense is recognized on a straight-line basis over the term of the lease. The difference between the lease payment and expense is reported as a deferred rent credit on the statements of financial position.

Legal Proceedings

TransitCenter is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the ultimate liability with respect to these matters is not material to the financial position, changes in net assets or cash flows of TransitCenter.

F-48	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

Major Customer

For the year ended December 31, 2010, approximately 13% of the Company’s unrestricted revenue directly or indirectly was associated with sales to one customer. Effective in February 2011, due to the nonrenewal of a contract, a majority of the revenue associated with this customer did not continue. No other customer accounted for more than 10% of revenues in 2011 and 2010.

NOTE 7 – EMPLOYEE BENEFIT PLANS

TransitCenter makes available to its employees a 401(k) benefit plan. During 2011 and 2010, TransitCenter matched 50% and 100%, respectively, of the employee voluntary contributions up to 6% of the base salary and in accordance with applicable Internal Revenue Code limitations. TransitCenter’s match vests to the employee 50% after 2 full years of service and 100% after 3 full years of service. The expense for the plan was $137,148 and $304,708 for the years ended December 31, 2011 and 2010, respectively. The Company also maintains a non-qualified deferred compensation plan under Internal Revenue Code 457(b) for certain of its managers and executives. Contributions for these accounts are made at the discretion of the Company and are fully vested at the end of each calendar year. The liability associated with this plan was $623,031 and $543,281 as of December 31, 2011 and 2010, respectively, and is included in accounts payable and other accrued liabilities. The expense for this plan was $205,476 and $122,038 for the years ended December 31, 2011 and 2010, respectively.

As part of the transaction discussed in Note 10, the assets and liabilities associated with the 401(k) benefit plan were transferred to the purchaser. The Company is also in the process of terminating the non-qualified deferred compensation plan.

NOTE 8 – EXPIRED PRODUCTS

During 2008, the New York State Office of Comptroller informed TransitCenter that the Office of the Comptroller will not assert a claim under New York State escheatment laws for expired and unredeemed transit vouchers issued by the Company. Based on this oral statement from the Office of the Comptroller, the Company, upon completion of service, records as revenue an estimate of the amount of transit vouchers that it expects will expire and not be redeemed in the future. The estimate of the percentage of expired and unredeemed vouchers, in relation to voucher sales, is based on current information and trends.

During 2011, the Company completed its analysis with respect to the recognition of revenue related to TransitChek cards (“TC cards”) that have expired, or are expected in the future to expire and not be redeemed, concluding that the unused pretax funds remaining on these cards would not be escheatable to the State. The Company subsequently received confirmation from the issuing bank of the TC cards that it agreed with its conclusion. As a result, the Company concluded that the uncertainty in recording revenue no longer exists. The estimate of the percentage of expired and unredeemed TC cards and vouchers, in relation to sales of those products, is based on the sales value of each issued product multiplied by a historically developed expiration percentage.

For the year ended December 31, 2011, the Company recorded revenue from expired and unredeemed vouchers and TC cards totaling $10,863,766, of which $2,722,361 relates to vouchers and TC cards issued during 2011 and the balance relates to TC cards issued prior to 2011.

F-49	(Continued)

TRANSITCENTER, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

NOTE 9 – RELATED PARTY TRANSACTIONS

A member of the Board of Directors is the CEO and founder of a technology consulting firm. After review and in accordance with TransitCenter’s conflict of interest policy including recusal of the interested party from voting, TransitCenter’s Board of Directors approved the use of this board member’s firm to provide software development services to TransitCenter in connection with a major change in technology systems. TransitCenter paid $37,273 to this firm for the year ended December 31, 2010. No amounts were paid or incurred in 2011.

NOTE 10 – SUBSEQUENT EVENT

On November 16, 2011, TransitCenter entered into an asset purchase agreement providing for the sale of substantially all of its assets, excluding certain cash and cash equivalents, and the assumption of certain of its liabilities by an unrelated entity. This transaction was subject to regulatory approval which was completed in January 2012. The transaction closed on February 1, 2012. Included in prepaid expenses and other assets as of December 31, 2011 is approximately $642,000 of direct costs related to this transaction.

On the date of the closing, after consummation of the transaction, the Company would have approximately $60 million in cash and cash equivalents including amounts held in escrow subject to meeting certain revenue thresholds and the set-off of any indemnified claims, as defined, and $1 million in liabilities, primarily consisting of employee related costs. TransitCenter expects to record a gain of approximately $32 million. Total cash consideration is expected to be $37 million, which includes the acquirer paying $200,000 per year for five years to be used to further the Company’s philanthropic mission.

F-50

Unaudited Pro Forma Condensed Consolidated Financial Statement Information

Introductory Note

A pro forma balance sheet has not been included as part of these pro forma disclosures, as the acquisition of TC closed on February 1, 2012 and the financial results of TC for 2012 have been included in the Company’s consolidated financial statements as of December 31, 2012. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2012 includes the results of operations of the Company and TC, as if the acquisition had been consummated on January 1, 2012, the first day of the Company’s fiscal year 2012.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition and factually supportable. The Company’s unaudited pro forma condensed consolidated financial information and explanatory notes present how the Company’s statement of income may have appeared had the businesses actually been combined as of the date noted above. The unaudited pro forma condensed consolidated financial information shows the impact on the combined statement of income under the purchase method of accounting under Financial Accounting Standards Board ASC 805, Business Combinations, with the Company treated as the acquirer. Under the purchase method of accounting, the total purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess purchase price over the amounts assigned to tangible or intangible assets acquired and liabilities assumed is recognized as goodwill.

The following unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not purport to reflect the results the consolidated company may achieve in future periods or the historical results that would have been obtained had the Company and TC been a consolidated company during the relevant period presented.

The unaudited pro forma condensed consolidated financial information is derived from and should be read in conjunction with the historical financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(In thousands, except per share amounts)

	WageWorks Fiscal Year Ended December 31, 2012	TransitCenter One Month Ended January 31, 2012	Pro Forma Adjustments	Pro Forma Footnotes	Pro Forma Combined
Revenues:
Healthcare	$112,905	$—	$—		$112,905
Commuter	51,817	1,800	—		53,617
Other	12,560	—	—		12,560

Total revenue	177,282	1,800	—		179,082
Operating expenses	158,350	1,733	224	(1)	160,268
			(39)	(2)

Income from operations	18,932	67	(185)		18,814
Other expense	(1,307)	—	(89)	(3)	(1,396)

Income before income taxes	17,625	67	(274)		17,418
Income tax (provision) benefit	(7,126)	—	83	(4)	(7,043)

Net income	10,499	67	(191)		10,375
Accretion of redemption premium expense	(2,301)	—	—		(2,301)

Net income attributable to common stockholders	$8,198	$67	$(191)		$8,074

Diluted net income per share attributable to common stockholders	$0.33				$0.33
Shares used in diluted net income per share calculations	24,414				24,414

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

Notes to unaudited pro forma condensed consolidated financial statements

Note 1 – Basis of Pro Forma Presentation

On February 1, 2012, the Company acquired all of the operating assets of TCI for a total purchase price of $37.1 million, with $36.2 million payable in 2012 and $0.8 million paid over the next four years as contributions to a promotional fund in furtherance of TCI’s mission of raising awareness of the benefits of mass transit. Payment of the purchase price was primarily financed through the Company’s revolving credit facility with Union Bank N.A. For purposes of the pro forma presentation of additional interest expense recorded related to the transaction, the Company has assumed an incremental draw down of this facility as of January 1, 2012.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that the Company believes are reasonable under the circumstances.

Certain financial statements classifications of TCI have been reclassified to conform to the Company’s presentation.

Note 2 – Pro Forma Adjustments

(1) To record estimated amortization of the acquired intangible asset.

(2) To record an adjustment for expenses associated with non-acquired operations of TCI as part of the acquisition.

(3) To record interest expense on the additional financing necessary to complete the transaction at a current variable rate of 3.7% as if the draw had taken place on January 1, 2012.

(4) To record income tax expense at an estimated combined Federal and State rate of 40.4%.

WageWorks®

www.wageworks.com

WageWorks Works for American Businesses.

Our current clients include many of the Fortune 100 and Fortune 500 companies.

Our programs provide savings to both Employers and Employees – a win-win proposition.

Employers realize payroll tax (i.e., FICA and Medicare) savings on the contributions made by their employees to FSA, HSA and Commuter programs.

Flexible Spending Accounts | Commuter Benefits | Health Savings Accounts | Health Reimbursement Arrangements | COBRA

5,631,115 Shares

Common Stock

Prospectus

March 12, 2013

William Blair

Stifel

JMP Securities

Needham & Company